UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                               U.S. CONCRETE, INC.

                                (Name of Issuer)


                     Common Stock, par value $.001 per share

                         (Title of Class of Securities)


                                   90333L 10 2

                                 (CUSIP Number)


                               Thomas J. Albanese
                                15435 Pepper Lane
                           Saratoga, California 95070
                                 (408) 293-6272

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  May 28, 1999

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverpage shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SCHEDULE 13D

----------------------                                                                                             -----------------
CUSIP No. 90333L 10 2                                                                                              Page 2 of 4 Pages
----------------------                                                                                             -----------------
------------------------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO  OF ABOVE PERSON

            Thomas J. Albanese
------------------------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a)
            [ ]
                                                                                                                           (b)
            [ ]

------------------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            00
------------------------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR
            2(E)  [ ]

------------------------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
------------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER                   1,313,574
------------------------------------------------------------------------------------------------------------------------------------
   BENEFICIALLY OWNED          8       SHARED VOTING POWER                 -0-
------------------------------------------------------------------------------------------------------------------------------------
    BY EACH REPORTING          9       SOLE DISPOSITIVE POWER              1,313,574
------------------------------------------------------------------------------------------------------------------------------------
       PERSON WITH             10      SHARED DISPOSITIVE POWER            -0-
------------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                  1,313,574
------------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]
------------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)                           8.1%
------------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                     IN
------------------------------------------------------------------------------------------------------------------------------------

                                                            SCHEDULE 13D

----------------------                                                                                             -----------------
CUSIP No. 90333L 10 2                                                                                              Page 3 of 4 Pages
----------------------                                                                                             -----------------
------------------------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO  OF ABOVE PERSON

            Maureen H. Albanese
------------------------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a)
            [ ]
                                                                                                                           (b)
            [ ]

------------------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            00
------------------------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR
            2(E)  [ ]

------------------------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
------------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER                   1,313,574
------------------------------------------------------------------------------------------------------------------------------------
   BENEFICIALLY OWNED          8       SHARED VOTING POWER                 -0-
------------------------------------------------------------------------------------------------------------------------------------
    BY EACH REPORTING          9       SOLE DISPOSITIVE POWER              1,313,574
------------------------------------------------------------------------------------------------------------------------------------
       PERSON WITH             10      SHARED DISPOSITIVE POWER            -0-
------------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                  1,313,574
------------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]
------------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)                           8.1%
------------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                     IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                            SCHEDULE 13D
----------------------                                                                                             -----------------
CUSIP No. 90333L 10 2                                                                                              Page 4 of 4 Pages
----------------------                                                                                             -----------------
------------------------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO  OF ABOVE PERSON

            Thomas and Maureen Albanese Revocable Trust Agreement Dated January 27, 1981, as amended
------------------------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a)
            [ ]
                                                                                                                           (b)
            [ ]

------------------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            00
------------------------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR
            2(E)  [ ]

------------------------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
------------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER                   1,313,574
------------------------------------------------------------------------------------------------------------------------------------
   BENEFICIALLY OWNED          8       SHARED VOTING POWER                 -0-
------------------------------------------------------------------------------------------------------------------------------------
    BY EACH REPORTING          9       SOLE DISPOSITIVE POWER              1,313,574
------------------------------------------------------------------------------------------------------------------------------------
       PERSON WITH             10      SHARED DISPOSITIVE POWER            -0-
------------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                  1,313,574
------------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]
------------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)                           8.1%
------------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                     00 - Trust
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                            ADDENDUM TO SCHEDULE 13D

          On March 22, 1999, Central Concrete Supply Co., Inc., a California corporation ("Central") and its shareholders, including William T. Albanese and Mari C. Albanese, each as a co-trustee of the William and Mari Albanese
Revocable Trust Agreement dated March 17, 1981, as amended (the "William Albanese Trust") and Thomas J. Albanese and Maureen H. Albanese, each as a co-trustee of the Thomas and Maureen Albanese Revocable Trust Agreement dated January 27, 1981, as amended (the "Thomas Albanese Trust"), entered into an Agreement and Plan of Reorganization, in the form attached hereto as Exhibit A (the "Reorganization Agreement") with U.S. Concrete, Inc., a Delaware corporation (the "Issuer"), providing for the acquisition of all of the outstanding shares of Central by the Issuer.

          Pursuant to the Reorganization Agreement and upon the closing of the transactions contemplated thereby on May 28, 1999, the Issuer acquired all of the outstanding shares of Central in exchange for the payment of an aggregate purchase price of $3,888,392.02 in cash (excluding any increases or decreases which may have resulted from post-closing working-capital adjustments) and 3,120,130 shares of the Issuer's common stock, par value $.001 per share (the "Common Stock").

          As shareholders of Central, William T. Albanese and Mari C. Albanese as co-trustees of the William Albanese Trust received from the Issuer cash in the approximate amount of $1,637,008.77 (excludes post-closing adjustments) and 1,313,574 shares of the Issuer's Common Stock and Thomas J. Albanese and Maureen
H. Albanese as co-trustees of the Thomas Albanese Trust received from the Issuer cash in the approximate amount of $1,637,008.77 (excludes post-closing adjustments) and 1,313,574 shares of the Issuer's Common Stock.

          Thus, William T. Albanese and Mari C. Albanese each can be deemed to "beneficially own" 1,313,574 shares of the Issuer's Common Stock as co-trustees of the William Albanese Trust, and if considered a separate legal entity, the William Albanese Trust itself can also be deemed to own such 1,313,574 shares of Common Stock held by it through the above-named co-trustees.

          Further, Thomas J. Albanese and Maureen H. Albanese can be deemed to "beneficially own" an additional 1,313,574 shares of the Issuer's Common Stock as co-trustees of the Thomas Albanese Trust, and if considered a separate legal entity, the Thomas Albanese Trust itself can also be deemed to own such 1,313,574 shares of Common Stock held by it through the above-named co-trustees.

          In addition to the Agreement and Plan of Reorganization described above, the Issuer simultaneously entered into Agreements and Plans of Reorganization with five (5) other corporations and subsequently filed its Form S-1 Registration Statement to register its shares for an initial public offering.

Item 1.   Security and Issuer

          The class of securities to which this Schedule 13D relates is the Common Stock, par value $.001 per share (defined above as the "Common Stock") of U.S. Concrete, Inc., a Delaware corporation (defined above as the "Issuer"), whose principal executive offices are located at 1360 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

Item 2.   Identity and Background

          The Thomas and Maureen Albanese Revocable Trust Agreement dated January 27, 1981, as amended (defined above as the "Thomas Albanese Trust") is a trust formed under the laws of the State of California. Its principal address is 15435 Pepper Lane, Saratoga, California 95070. Thomas J. Albanese and Maureen H. Albanese are the co-trustees of the Thomas Albanese Trust.

          Thomas J. Albanese is a citizen of the United States whose principal business address is 610 McKendrie Street, San Jose, California 95110. Mr. Albanese's principal occupation is Executive Vice President, Sales of Central Concrete Supply Co., Inc. which has the same business address as described above.

          Maureen H. Albanese is a homemaker and is a citizen of the United States whose residence address is 15435 Pepper Lane, Saratoga, California 95070.

          None of the persons or entities reporting hereunder, nor, to their knowledge, any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

          None of the persons or entities reporting hereunder, nor, to their knowledge, any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would have resulted in or caused him, her, or it to be subject to a judgment, decree, or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The shares of the Issuer's Common Stock owned by Mr. Albanese and Ms. Albanese, in the name of the Thomas Albanese Trust were acquired as of May 28, 1999 as described in the introductory paragraphs of this Addendum. The source of funds used by them in making the purchases was the shares of Central previously held by them as trustees of the Thomas Albanese Trust which were transferred to the Issuer as part of the transactions described in the introductory paragraphs of this Addendum.

Item 4.   Purpose of Transaction

          The shares acquired by Mr. Albanese, Ms. Albanese, and the Thomas Albanese Trust have been acquired for investment purposes.

          Except as set forth in the description of the transactions in the introductory paragraphs of this Addendum, Mr. Albanese, Ms. Albanese, and the Thomas Albanese Trust have no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer

          (a)-(b) Reference is made to Items 7 through 13 on the Schedule 13D and to Item 2 of the Addendum to this Schedule 13D, which items are incorporated by reference herein, for the description of the beneficial ownership of each reporting person herein.

          (c) None of the persons named in Item 5(a) has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth herein.

          (d)-(e) Paragraphs (d) through (e) of Item 5 are inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

Item 7.   Material to be Filed as Exhibits

          Exhibit A - Agreement and Plan of Reorganization dated March 22, 1999 by and among the Issuer, Central Concrete Supply Co., Inc., Central Concrete Acquisition Inc., and the shareholders of Central, including William T. Albanese and Mari C. Albanese as co-trustees of the William Albanese Family Trust and Thomas J. Albanese and Maureen H. Albanese as co-trustees of the Thomas Albanese Trust.

          Exhibit B - Agreement with Respect to Group Filing pursuant to Regulation 240.13d- 1(k)(1).

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 1999

                                                 THOMAS AND MAUREEN ALBANESE
                                                 REVOCABLE TRUST AGREEMENT DATED
                                                 JANUARY 27, 1981, AS AMENDED


/s/ Thomas J. Albanese                           /s/ Thomas J. Albanese
-----------------------                          ----------------------
Thomas J. Albanese                               By: Thomas J. Albanese
                                                 Its: Co-Trustee

/s/ Maureen H. Albanese                          /s/ Maureen H. Albanese
-----------------------                          -----------------------
Maureen H. Albanese                              By: Maureen H. Albanese
                                                 Its: Co-Trustee

                                    EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

                      AGREEMENT AND PLAN OF REORGANIZATION

                           dated as of March 22, 1999

                                  by and among

                              U.S. CONCRETE, INC.,

                       CENTRAL CONCRETE ACQUISITION INC.,

                        CENTRAL CONCRETE SUPPLY CO., INC.

                                       and

                          the STOCKHOLDERS named herein










Reverse Triangular Merger; Non-Delaware Company; Multiple Stockholders; Company Financial Statements

                      AGREEMENT AND PLAN OF REORGANIZATION


          THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made as of March 22, 1999 by and among U.S. Concrete, Inc., a Delaware corporation ("USC"), Central Concrete Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of USC ("USC Sub"), Central Concrete Supply Co., Inc., a California corporation (the "Company"), and the persons and trustees listed on the signature page hereof under the caption "Stockholders" (collectively, the "Stockholders," and each of those persons, individually, a "Stockholder").

                              PRELIMINARY STATEMENT

          The parties to this Agreement have determined it is in their best long-term interests to effect a business combination pursuant to which:

          (a) USC Sub will merge into the Company on the terms and subject to the conditions set forth herein (that merger being the "Merger");

          (b) USC will acquire the stock of all or some of the entities listed in the accompanying Addendum 1 (each, other than the Company, an "Other Founding Company" and, collectively with the Company, the "Founding Companies") pursuant to agreements that are (i) similar to this Agreement and (ii) entered into among those entities and their equity owners, USC and subsidiaries of USC (collectively, the "Other Agreements"); and

          (c) USC will effect a public offering of shares of its common stock and issue and sell those shares.

          The respective boards of directors of USC, USC Sub and the Company have approved and adopted this Agreement to effect a transaction subject to
Section 351 of the Code.

          NOW, THEREFORE, in consideration of the premises and the mutual agreements, representations and undertakings this Agreement contains, the parties hereto hereby agree as follows:

          Paragraph 1 Certain Defined Terms. The following terms this Agreement uses have the meanings this Paragraph 1 specifies. Capitalized terms this Agreement uses, but this Paragraph 1 does not define, have the meanings the preamble to this Agreement, the Preliminary Statement above or Article IX of the Uniform Provisions, as the case may be, specifies.

          "Acquired Business" means the Company.

          "Acquisition" means the Merger.

          "Acquisition Consideration" has the meaning Paragraph 2 specifies.

          "Additional Cash Consideration" means the product of (i) the quotient obtained from dividing (A) the sum of (i) the amount of cash Paragraph B of
Schedule 2(D) sets forth in dollars and (ii) the 1998 Restricted Payment Amount by (B) $8.50 multiplied by (ii) the amount, if any, by which (A) the IPO Price exceeds (B) $8.50.

          "Ceiling Amount" means the sum of (i) $35,361,472, (ii) the Additional Cash Consideration, if any, (iii) the Positive Net Adjustment, if any, and (iv) the Negative Net Adjustment, if any; provided, however, that, for purposes of Sections 6.06(b) and 7.06(b), the Ceiling Amount is $26,521,104

          "CGCL" means the General Corporation Law of the State of California.

          "Closing" has the meaning Paragraph 3 specifies.

          "Closing Date" means the IPO Pricing Date.

          "Company Capital Stock" means the Common Stock, no par value, of the Company.

          "Company Financial Statements" means the audited balance sheets of the Company as of December 31, 1997 and December 31, 1998 and the related audited statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 1998, together with the related audit report of the Independent Accountants.

          "Counsel for the Company and the Stockholders" means Ferrari, Olsen, Ottoboni & Bebb, LLP.

          "Counsel for USC and USC Sub" means Baker & Botts, L.L.P.

          "Current Balance Sheet" means the audited balance sheet of the Company as of December 31, 1998.

          "Current Balance Sheet Date" means December 31, 1998.

          "Current Balance Sheet Date Working Capital" means $4,861,000.

          "Effective Date" means the IPO Closing Date.

          "Executive Employment Agreements" means the Employment Agreement entered into effective as of the IPO Closing Date between the Company and each of William T. Albanese and Thomas J. Albanese.

          "Facilities" means the real property and improvements located at 610 McKendrie Street, San Jose California and 755 Stockton Avenue, San Jose, California, as more fully described in the Facilities Lease.

          "Facilities Leases" means the leases in the form thereof attached hereto as Exhibit 1-A and Exhibit 1-B pursuant to which the Stockholders will lease the Facilities to the Company for the period and on the other terms specified therein.

          "Initial Financial Statements" means the Company Financial Statements.

          "Minimum Cash Balance" means $500,000.

          "Pro Rata Share" of a Stockholder means: (i) 42.10% in the case of William T. Albanese and Mari C. Albanese (jointly), trustees of the William T. Albanese 1981 Trust, as amended; (ii) 42.10% in the case of Thomas J. Albanese and Maureen H. Albanese (jointly), trustees of the Thomas T. Albanese Trust, as amended; (iii) 4.17% in the case of Daniel C. Albanese; (iv) 4.17% in the case of Lauren M. Albanese; (v) 2.49% in the case of Nicole M. Albanese; (vi) 2.49% in the case of Jennifer A. Albanese; and (vii) 2.48% in the case of Michelle L. Albanese.

          "Responsible Officer" means William T. Albanese.

          "Surviving Corporation" means the Company, which the Certificate of Merger will designate as the surviving corporation of the Merger.

          "Termination Date" means May 31, 1999; provided, however, that if (i) USC has filed the Registration Statement with the SEC prior to that date and
(ii) the Stockholders would not be entitled to terminate this Agreement on that date otherwise than pursuant to Section 11.01(a)(ii), "Termination Date" means September 30, 1999.

          "Uniform Provisions" has the meaning Paragraph 4 specifies.

          "USC Award Agreements" means the award agreements, each in the form of
Exhibit 1-C, pursuant to which USC, on the Closing Date, will grant to certain key employees of the Company William T. Albanese has designated by written notice to USC and USC has approved by written notice to the Responsible Officer (which approval USC will not unreasonably withhold) prior to the Closing Date, pursuant to the U.S. Concrete, Inc. 1999 Employee Incentive Plan, or other similar stock option plan, options to purchase an aggregate not to exceed 166,529 shares of USC Common Stock at a per share exercise price equal to the IPO Price.

          "USC Sub Common Stock" means the Common Stock, par value $1.00 per share, of USC Sub.

          "1998 Restricted Payment Amount" means $4,952,000.

          Paragraph 2 (A) Certificate of Merger. Subject to the terms and conditions hereof, the Company will cause the Certificate of Merger to be duly executed and delivered on or promptly after the Closing Date and filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware.

          (B) The Effective Time. The effective time of the Merger (the "Effective Time") will be the time on the Effective Date which the Certificate of Merger specifies or, if the Certificate of Merger does not specify another time, 8:00 a.m., Houston, Texas time, on the Effective Date.

          (C) Certain  Effects of the Merger.  At and as of the Effective  Time,
(1) USC Sub will be merged with and into the Company in accordance with the provisions of the CGCL and the DGCL, (2) USC Sub will cease to exist as a separate legal entity, (3) the articles of incorporation of the Company will be amended to change the Company's authorized shares of capital stock to 1,000 shares, par value $1.00 per share, of Common Stock, (4) the Company will be the Surviving Corporation and, as such, will, all with the effect provided by the CGCL and the DGCL, (a) possess all the properties and rights, and be subject to all the restrictions and duties, of the Company and USC Sub and (b) be governed by the laws of the State of California, (5) the Charter Documents of the Company then in effect (after giving effect to the amendment to the Company's articles of incorporation specified in clause (3) of this sentence) will become and thereafter remain (until changed in accordance with (a) applicable law (in the case of the articles of incorporation) or (b) their terms (in the case of the bylaws)) the Charter Documents of the Surviving Corporation, (6) the initial board of directors of the Surviving Corporation will be the persons Schedule 2(C) names as such, and those persons will hold the office of director of the Surviving Corporation, subject to the provisions of the applicable laws of the State of California and the Charter Documents of the Surviving Corporation, and
(7) the initial officers of the Surviving Corporation will be as Schedule 2(C) sets forth, and each of those persons will serve in each office Schedule 2(C) specifies for that person, subject to the provisions of the Charter Documents of the Surviving Corporation, until that person's successor is duly elected to, and, if necessary, qualified for, that office.

          (D) Effect of the Merger on Capital Stock. As of the Effective Time, as a result of the Merger and without any action on the part of any holder thereof:

          (1) the shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time will (a) convert into the right to receive, subject to the provisions of Paragraph 2(E), without interest, on surrender of the certificates evidencing those shares, the amount of cash and the number of whole and fractional shares of USC Common Stock Schedule 2(D) sets forth and, if any, the Additional Cash Consideration (the "Acquisition Consideration"), (b) cease to be outstanding and to exist and (c) be canceled and retired;

          (2) each share of Company Capital Stock held in the treasury of the Company or any Company Subsidiary will (a) cease to be outstanding and to exist and (b) be canceled and retired; and

          (3) each share of USC Sub Common Stock issued and outstanding immediately prior to the Effective Time will convert into one share of Common Stock, par value $1.00 per share, of the Surviving Corporation and the shares of Common Stock of the Surviving Corporation issued on that conversion will constitute all the issued and outstanding shares of Capital Stock of the Surviving Corporation.

Each holder of a certificate representing shares of Company Capital Stock immediately prior to the Effective Time will, as of the Effective Time and thereafter, cease to have any rights respecting those shares other than the right to receive, subject to the provisions of Paragraph 2(E), without interest, the Acquisition Consideration and the additional cash, if any, owing with respect to those shares as provided in Paragraph 2(F).

          (E)  Delivery,  Exchange  and Payment.  (1) At or after the  Effective
Time: (a) the Stockholders, as holders of certificates representing shares of Company Capital Stock, will, on surrender of those certificates to USC (or any agent that USC may appoint for purposes of this Paragraph 2(E)), receive, subject to the provisions of this Paragraph 2(E) and Paragraph 2(F), the Acquisition Consideration; and (b) until any certificate representing Company Capital Stock has been surrendered and replaced pursuant to this Paragraph 2(E), that certificate will, for all purposes, be deemed to evidence ownership of the number of whole shares of USC Common Stock included in the Acquisition Consideration payable in respect of that certificate pursuant to Paragraph 2(D). All shares of USC Common Stock issuable in the Merger will be deemed for all purposes to have been issued by USC at the Effective Time.

          (2) Each Stockholder will deliver to USC (or any agent that USC may appoint for purposes of this Paragraph 2(E)) on or before the IPO Closing Date the certificates representing all the Company Capital Stock owned by that Stockholder, duly endorsed in blank, or accompanied by stock powers in blank duly executed, by that Person, and with all necessary transfer tax and other revenue stamps, acquired at that Person's expense, affixed and canceled. Each Stockholder will cure any deficiencies in the endorsement of the certificates or other documents of conveyance respecting, or in the stock powers accompanying, the certificates representing Company Capital Stock that Person delivers.

          (3) No dividends (or interest) or other distributions declared or earned after the Effective Time with respect to USC Common Stock and payable to the holders of record thereof after the Effective Time will be paid to the holder of any unsurrendered certificates representing shares of Company Capital Stock for which whole shares of USC Common Stock have been issued in the Merger until those certificates are surrendered as provided herein, but (a) on that surrender USC will cause to be paid, to the Person in whose name the certificates representing those whole shares of USC Common Stock will then be issued, the amount of dividends or other distributions previously paid with respect to those whole shares of USC Common Stock with a record date, or which have accrued, subsequent to the Effective Time, but prior to that surrender, and the amount of any cash payable to that Person for and in lieu of fractional shares pursuant to Paragraph 2(F) and (b) at the appropriate payment date or as soon as practicable thereafter, USC will cause to be paid to that Person the amount of dividends or other distributions with a record date, or which have been accrued, subsequent to the Effective Time, but which are not payable until a date subsequent to surrender, which are payable with respect to those whole shares of USC Common Stock, subject in all cases to any applicable escheat laws. No interest will be payable with respect to the payment of those dividends or other distributions or cash for and in lieu of fractional shares on surrender of outstanding certificates.

          (F) Notwithstanding any other provision herein, USC will not issue any fractional shares of USC Common Stock, and if any Stockholder would be entitled hereunder to receive a fractional share of USC Common Stock but for this Paragraph 2(F), that Stockholder will be entitled hereunder to receive a cash payment for and in lieu thereof in the amount (rounded upward to the nearest whole cent) equal to that Stockholder's fractional interest in a share of USC Common Stock multiplied by the IPO Price.

          Paragraph 3 The Closing. On or before the Closing Date, the parties hereto will take all actions necessary to (A) effect the Acquisition (including, as permitted by the CGCL and the DGCL, (i) the execution of a Certificate of Merger (a) meeting the requirements of the CGCL and the DGCL and (b) providing that the Merger will become effective on the Effective Date and (ii) the transmitting for filing of that Certificate of Merger with the Secretary of State of the State of California and the Secretary of State of the State of Delaware), (B) verify the existence and ownership of the certificates evidencing the Company Capital Stock to be exchanged for the Acquisition Consideration pursuant to Paragraph 2(E) and (C) satisfy the document delivery requirements on which the obligations of the parties to effect the Acquisition and the other transactions contemplated hereby are conditioned by the provisions of Article V (all those actions collectively being the "Closing"). The Closing will take place at the offices of Baker & Botts, L.L.P., 30th Floor, 910 Louisiana, Houston, Texas at 10:00 a.m., Houston time, on the Closing Date, or at such later time on the Closing Date as USC specifies by written notice to the Responsible Officer. The actions taken at the Closing will not include the delivery of the Company Capital Stock to USC or the payment of the Acquisition Consideration to the Stockholders. Instead, on the IPO Closing Date, the Company Capital Stock will be surrendered in exchange for the Acquisition Consideration (with the cash portion of the Acquisition Consideration being paid by wire transfer pursuant to instructions the Stockholders deliver to USC prior to Closing or, in the absence of those instructions, a USC check), and all transactions contemplated by this Agreement to be closed or completed on or before the IPO Closing Date will be closed and completed, as the case may be.

          Paragraph 4 Incorporation of Uniform Provisions. (A) The U.S. Concrete, Inc. Uniform Provisions for the Acquisition of Founding Companies attached hereto as Annex 1 (the "Uniform Provisions") hereby are incorporated in this Agreement by this reference and constitute a part of this Agreement with the same force and effect as if set forth at length herein.

          (B) The Uniform Provisions are hereby amended by adding a Section 1.08 which reads in its entirety as follows:

          Section 1.08 Trusts.

          (a) Schedule 1.08 sets forth the legal name of each Stockholder that is a trustee (the "Trustees"), the name of the trust over which that Trustee serves (each a "Trust"), the state or other jurisdiction which governs that Trustee's duties with respect to that Trust, and the name of each beneficiary of that Trust (the "Beneficiaries").

          (b) There has not been any challenge to (i) the authority, appointment or capacity of any Trustee to serve as such over the applicable Trust or
       (ii) the validity of any Trust.

          (c) Full and complete copies of all documents under which each Trust was created and all documents otherwise pertaining to each Trust or the duties and obligations of each Trustee serving over each Trust and all amendments, supplements or modifications thereto have been provided to USC.

          (d) The Trustees set forth opposite the name of each Trust on Schedule
       1.08 are the sole Trustees of that Trust and each Trustee listed is a duly acting and qualified trustee of that Trust. Each of the Trustees has all requisite power and authority to execute and deliver each Transaction Document, to consummate the transactions contemplated thereby and to perform all the terms and conditions thereof to be performed by that Trustee.

          (e) No notice is required to be given to and no consent or joinder is required to be acquired from any Beneficiary in connection with the Transaction Documents or any of the transactions contemplated thereby and no objection has been received from any Beneficiary relating to the Transaction Documents or any of the transactions contemplated thereby.

       (C) Section 2.23(vi) is hereby amended by replacing "$25,000" with "$50,000."

       (D) Section 4.03 is hereby amended by adding at the end thereof the following:

; provided, however, that the Company may make Restricted Payments to its Stockholders as dividends consisting of: (i) cash or Permitted Promissory Notes (valued at the principal amount thereof) in an aggregate amount not to exceed the amount by which (A) the 1998 Restricted Payment Amount exceeds (B) the sum of all Restricted Payments the Company has made from and after January 1, 1999 to the date of this Agreement; and (ii) Permitted Promissory Notes in an aggregate principal amount not to exceed the 1999 Restricted Payment Amount. As used herein, "Permitted Promissory Note" means an unsecured promissory note of the Company which bears interest from the date of its issue until paid at the rate of 6% per annum and will become due and payable no earlier than the Adjustment Determination Date.

          (E) Section 6.02 is hereby amended by adding a second paragraph which reads in its entirety as follows:

          The Stockholders will have the right to prepare the initial draft of the Company's income tax Returns for the period from January 1, 1999 through the Closing Date, provided that (i) they deliver such draft Returns to USC at least 45 days prior to their due dates and (ii) they prepare such draft Returns in accordance with the Company's past practices and consistent with applicable Governmental Requirements. USC will have the right to review and revise such draft Returns before filing, provided that USC (i) will consult in good faith with the Responsible Officer regarding any such revision before it makes such filing and (ii) will not make any such revision without the consent of the Responsible Officer (which will not be unreasonably withheld or delayed) if such revision would be inconsistent with the Company's past practices, to the extent those practices were consistent with applicable Governmental Requirements. USC will not file any amendments to any income tax Return covering any period ending on or prior to the Effective Date without the consent of the Responsible Officer (which will not be unreasonably withheld or delayed), unless USC determines that such amendment is required by applicable Governmental Requirements.

          (F) Notwithstanding the provisions of Section 10.07, Article VIII and the rights and obligations thereunder of the parties thereto will be governed by and construed in accordance with the substantive laws of the State of California without regard to the conflicts of law provisions thereof.

          Paragraph 5 Certain Conditions to Closing and Consummation. (A) The obligations of the Stockholders with respect to the actions to be taken on the IPO Closing Date are subject to the satisfaction of the following condition in addition to those set forth or referred to in Section 5.02(b): (i) each of the Executive Employment Agreements and the Facilities Leases then will be in full force and effect and (ii) USC shall have tendered the USC Award Agreements to the respective recipients thereof, duly signed on its behalf by an authorized officer of USC.

          (B) The obligations of USC and USC Sub with respect to the actions to be taken on the IPO Closing Date are subject to the satisfaction of the following condition in addition to those set forth or referred to in Section 5.03(b): each of the Executive Employment Agreements and the Facilities Leases then will be in full force and effect.

          Paragraph 6 Counterparts. This Agreement may be executed in multiple counterparts, each of which will be an original, but all of which together will constitute one and the same agreement.

          Paragraph 7 Notices. For purposes of Section 10.06, notices will be initially addressed to the Stockholders and the Company, as follows:

          (A) if to a Stockholder, addressed to him or her at:

              Mr. William T. Albanese and Mrs. Mari C. Albanese
              17070 Lon Road

              Los Gatos, California 95033

                         or

              Mr. Daniel C. Albanese
              272 Bieber Avenue
              San Jose, California 95123

                         or

              Ms. Lauren M. Albanese
              111 Edelen Avenue
              Los Gatos, California 90530

                         or

              Mr. Thomas J. Albanese and Mrs. Maureen H. Albanese
              15435 Pepper Lane
              Saratoga, California 95070

                         or

              Ms. Nicole M. Albanese
              15435 Pepper Lane
              Saratoga, California 95070

                         or

              Ms. Jennifer A. Albanese
              15435 Pepper Lane
              Saratoga, California 95070

                         or

              Ms. Michelle L. Albanese
              15435 Pepper Lane
              Saratoga, California 95070

          ; and

              (B) if to the Company, addressed to it at:

              Central Concrete Supply Co., Inc.
              610 McKendrie Street
              San Jose, California 95110
              Fax No.: (408) 294-3162

              Attn: William T. Albanese

           with copies (which will not constitute notice for purposes of this Agreement) to:

              Ferrari, Olsen, Ottoboni & Bebb, LLP
              333 West Santa Clara Street, Suite 700
              San Jose, California 95113
              Fax No.:  (408) 280-0151
              Attn:  Richard S. Bebb

           Paragraph 8 Abandonment of Merger. If this Agreement is terminated pursuant to Section 11.01, the Merger will be deemed for all purposes to have been abandoned and of no force or effect and, if the Certificate of Merger has been filed with the Secretary of State of the Company's Organization State prior to that termination, each of the Company and USC Sub is authorized to execute and file with the Secretary of State of the Company's Organization State a certificate of that termination pursuant to Section 110 of the CGCL.


                         [Signatures on following page]

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                         U.S. CONCRETE, INC.


                         By:    /s/ Eugene P. Martineau
                                Eugene P. Martineau
                                President and Chief Executive Officer

                         CENTRAL CONCRETE ACQUISITION INC.



                         By:    /s/ Eugene P. Martineau
                                Eugene P. Martineau
                                President

                         CENTRAL CONCRETE SUPPLY CO., INC.



                         By:    /s/ William T. Albanese
                                William T. Albanese
                                President


                         Stockholders:



                         /s/ William T. Albanese
                         William T. Albanese, trustee under the Revocable Trust Agreement dated March 17, 1981, as amended, for the benefit of William T. Albanese



                         /s/ Mari C. Albanese
                         Mari C. Albanese, trustee under the Revocable Trust Agreement dated March 17, 1981, as amended, the benefit of William T. Albanese

                         /s/ Daniel C. Albanese
                         Daniel C. Albanese



                         /s/ Lauren M. Albanese Cerrito
                         Lauren M. Albanese Cerrito



                         /s/ Thomas J. Albanese
                         Thomas J. Albanese, trustee under the Revocable Trust Agreement dated March 17, 1981, as amended, for the benefit of Thomas J. Albanese


                         /s/ Maureen H. Albanese
                         Maureen H. Albanese, trustee under the Revocable Trust Agreement dated March 17, 1981, as amended, for the benefit of Thomas J. Albanese


                         /s/ Nicole M. Albanese
                         Nicole M. Albanese



                         /s/ Jennifer A. Albanese
                         Jennifer A. Albanese



                         /s/ Michelle L. Albanese
                         Michelle L. Albanese

           Each of the undersigned hereby joins in the execution of this Agreement individually to be bound as if the undersigned was a Stockholder individually for the purposes of Article VIII.


                         /s/ William T. Albanese
                         William T. Albanese



                         /s/ Maureen H. Albanese
                         Maureen H. Albanese



                         /s/ Thomas J. Albanese
                         Thomas J. Albanese



                         /s/ Mari C. Albanese
                         Mari C. Albanese



           THE UNDERSIGNED, being the spouse of Lauren M. Albanese Cerrito, hereby joins in the execution of this Agreement to reflect the undersigned's understanding and agreement to the terms herein contained, and to consent to the Merger and the conversion of the entire interest of that Stockholder in the shares of Company Capital Stock (including any community interest the undersigned may have in those shares) into that Stockholder's Pro Rata Share of the Acquisition Consideration on the terms and for the consideration herein expressed.



                                                          /s/ Joseph Cerrito
                                                          Joseph Cerrito

                                   ADDENDUM 1

                                     to the

                      Agreement and Plan of Reorganization
                                    to which
                               U.S. Concrete, Inc.
                                       and
                        Central Concrete Supply Co., Inc.
                                   are parties

         A. Capitalized terms this Addendum uses, but does not define, have the meanings the captioned Agreement specifies.

         B.       The Founding Companies are:

                  Baer Concrete, Incorporated
                  Bay Cities Building Materials Co., Inc.
                  Central Concrete Supply Co., Inc.
                  Opportunity Concrete Corporation
                  R.G. Evans/Associates d/b/a Santa Rosa Cast Products Co. Walker's Concrete, Inc.

                                  SCHEDULE 2(C)

                                     to the

                      Agreement and Plan of Reorganization
                                    to which
                               U.S. Concrete, Inc.
                                       and
                        Central Concrete Supply Co., Inc.
                                   are parties


                  A. Capitalized terms this Schedule uses, but does not define, have the meanings the captioned Agreement specifies.

                  B. The directors of the Surviving Corporation immediately after the Effective Time are as follows: Eugene P. Martineau and Michael W. Harlan.

                  C. The officers of the Surviving Corporation immediately after the Effective Time are as follows:


President..................................................  William T. Albanese
Senior Vice President......................................  Eugene P. Martineau
Vice President, Treasurer and Secretary....................  Michael W. Harlan


                                 End of Schedule

                                  SCHEDULE 2(D)

                                     to the

                      Agreement and Plan of Reorganization
                                    to which
                               U.S. Concrete, Inc.
                                       and
                        Central Concrete Supply Co., Inc.
                                   are parties


                  A. Capitalized terms this Schedule uses, but does not define, have the meanings the captioned Agreement specifies.

                  B.  Subject  to  increase  by the amount of the  Positive  Net
Adjustment, if any, and to decrease by the amount of the Negative Net Adjustment, if any, the aggregate Acquisition Consideration will be comprised of
(1) $3,888,368 in cash, (2) 3,120,130 shares of USC Common Stock and (3) the Additional Cash Consideration.

                  C. Each Stockholder will be entitled to receive his Pro Rata Share of the Acquisition Consideration pursuant to Paragraph 2(D), subject to the provisions of Paragraphs 2(E) and 2(F).





                                 End of Schedule

                                                                         Annex 1

--------------------------------------------------------------------------------










                               U.S. CONCRETE, INC.


                               UNIFORM PROVISIONS

                                       FOR

                      THE ACQUISITION OF FOUNDING COMPANIES









--------------------------------------------------------------------------------

                                                          TABLE OF CONTENTS
                                                                                                                                Page
ARTICLE I             REPRESENTATIONS AND WARRANTIES OF EACH
                      STOCKHOLDER..................................................................................................1
         Section 1.01 Ownership and Status of Company Capital Stock................................................................1
         Section 1.02 Power of the Stockholder; Approval of the Acquisition........................................................1
         Section 1.03 No Conflicts or Litigation...................................................................................2
         Section 1.04 No Brokers...................................................................................................2
         Section 1.05 Preemptive and Other Rights; Waiver; No Commitments..........................................................2
         Section 1.06 Control of Related Businesses................................................................................2
         Section 1.07 Accredited Investor Status; Sophistication; Review of Private
                      Placement Memorandum.........................................................................................3

ARTICLE II            REPRESENTATIONS AND WARRANTIES OF
                      THE COMPANY AND THE STOCKHOLDERS.............................................................................3
         Section 2.01 Organization.................................................................................................3
         Section 2.02 Qualification................................................................................................4
         Section 2.03 Authorization; Enforceability; Absence of Conflicts;
                      Required Consents............................................................................................4
         Section 2.04 Charter Documents and Records; No Violation..................................................................5
         Section 2.05 No Defaults..................................................................................................5
         Section 2.06 Company Subsidiaries.........................................................................................5
         Section 2.07 Controlling Affiliates.......................................................................................6
         Section 2.08 Capital Stock of the Company and the Company Subsidiaries....................................................6
         Section 2.09 Transactions in Capital Stock................................................................................6
         Section 2.10 No Bonus Shares..............................................................................................6
         Section 2.11 Predecessor Status; etc......................................................................................6
         Section 2.12 Related Party Agreements.....................................................................................6
         Section 2.13 Litigation...................................................................................................7
         Section 2.14 Financial Statements; Disclosure.............................................................................7
         Section 2.15 Compliance With Laws.........................................................................................8
         Section 2.16 Certain Environmental Matters................................................................................9
         Section 2.17 Liabilities and Obligations..................................................................................9
         Section 2.18 Receivables.................................................................................................10
         Section 2.19 Real Properties.............................................................................................10
         Section 2.20 Other Tangible Assets.......................................................................................11
         Section 2.21 Proprietary Rights..........................................................................................11
         Section 2.22 Relations With Governments, etc.............................................................................11
         Section 2.23 Commitments.................................................................................................12
         Section 2.24 Capital Expenditures........................................................................................13
         Section 2.25 Inventories.................................................................................................13
         Section 2.26 Insurance...................................................................................................13
         Section 2.27 Employee Matters............................................................................................14
         Section 2.28 Compliance With ERISA.......................................................................................17


                                                                 24




         Section 2.29 Taxes.......................................................................................................19
         Section 2.30 Government Contracts........................................................................................20
         Section 2.31 Absence of Changes..........................................................................................20
         Section 2.32 Bank Relations; Powers of Attorney..........................................................................22

ARTICLE III           REPRESENTATIONS AND WARRANTIES OF USC.......................................................................23
         Section 3.01 Organization; Power.........................................................................................23
         Section 3.02 Authorization; Enforceability; Absence of Conflicts;
                      Required Consents...........................................................................................23
         Section 3.03 Charter Documents...........................................................................................24
         Section 3.04 Capital Stock of USC and USC Sub............................................................................24
         Section 3.05 Subsidiaries................................................................................................25
         Section 3.06 Compliance With Laws; No Litigation.........................................................................25
         Section 3.07 Conduct of Operations to Date; Absence of Undisclosed Liabilities...........................................25
         Section 3.08 Capitalization of USC.......................................................................................25
         Section 3.09 No Brokers..................................................................................................25
         Section 3.10 Private Placement Memorandum................................................................................26

ARTICLE IV            COVENANTS EXTENDING TO THE EFFECTIVE TIME...................................................................26
         Section 4.01 Access and Cooperation; Due Diligence.......................................................................26
         Section 4.02 Conduct of Business Pending the Effective Time..............................................................27
         Section 4.03 Prohibited Activities.......................................................................................28
         Section 4.04 No Shop.....................................................................................................29
         Section 4.05 Notice to Bargaining Agents.................................................................................30
         Section 4.06 Notification of Certain Matters.............................................................................30
         Section 4.07 Supplemental Information....................................................................................30
         Section 4.08 Cooperation in Connection With the IPO......................................................................31
         Section 4.09 Additional Financial Statements.............................................................................31
         Section 4.10 Termination of Plans........................................................................................32
         Section 4.11 Disposition of Unwanted Assets..............................................................................32
         Section 4.12 HSR Act Matters.............................................................................................32

ARTICLE V             THE CLOSING AND CONDITIONS TO CLOSING AND
                      CONSUMMATION................................................................................................32
         Section 5.01 Conditions to the Obligations of Each Party.................................................................32
         Section 5.02 Conditions to the Obligations of the Company and the Stockholders...........................................34
         Section 5.03 Conditions to the Obligations of USC and USC Sub............................................................35

ARTICLE VI            COVENANTS FOLLOWING THE EFFECTIVE TIME......................................................................36
         Section 6.01 Disclosure..................................................................................................36
         Section 6.02 Preparation and Filing of Tax Returns.......................................................................37
         Section 6.03 Directors...................................................................................................37
         Section 6.04 Removal of Guaranties.......................................................................................37
         Section 6.05 Survival of Representations and Warranties..................................................................37
         Section 6.06 Limitations on Damage Claims................................................................................38

                                                                 25




         Section 6.07 Working Capital Adjustment..................................................................................39

ARTICLE VII           INDEMNIFICATION.............................................................................................41
         Section 7.01 In Respect of Representations and Warranties................................................................41
         Section 7.02 Indemnification of USC Indemnified Parties..................................................................41
         Section 7.03 Indemnification of Stockholder Indemnified Parties..........................................................42
         Section 7.04 Conditions of Indemnification...............................................................................42
         Section 7.05 Remedies Not Exclusive......................................................................................45
         Section 7.06 Limitations on Indemnification..............................................................................45

ARTICLE VIII          LIMITATIONS ON COMPETITION..................................................................................46
         Section 8.01 Prohibited Activities.......................................................................................46
         Section 8.02 Damages.....................................................................................................47
         Section 8.03 Reasonable Restraint........................................................................................47
         Section 8.04 Severability; Reformation...................................................................................47
         Section 8.05 Independent Covenant........................................................................................48
         Section 8.06 Materiality.................................................................................................48

ARTICLE IX            ADDITIONAL DEFINITIONS AND DEFINITIONAL
                      PROVISIONS..................................................................................................48
         Section 9.01 Defined Terms...............................................................................................48
         Section 9.02 Other Defined Terms.........................................................................................63
         Section 9.03 Other Definitional Provisions...............................................................................63
         Section 9.04 Captions....................................................................................................63

ARTICLE X              GENERAL PROVISIONS.........................................................................................64
         Section 10.01 Treatment of Confidential Information......................................................................64
         Section 10.02 Brokers and Agents.........................................................................................65
         Section 10.03 Assignment; No Third Party Beneficiaries...................................................................65
         Section 10.04 Entire Agreement; Amendment; Waivers.......................................................................65
         Section 10.05 Expenses...................................................................................................66
         Section 10.06 Notices....................................................................................................66
         Section 10.07 Governing Law..............................................................................................67
         Section 10.08 Exercise of Rights and Remedies............................................................................67
         Section 10.09 Time.......................................................................................................67
         Section 10.10 Reformation and Severability...............................................................................67
         Section 10.11 Remedies Cumulative........................................................................................67
         Section 10.12 Release....................................................................................................67
         Section 10.13 Respecting the IPO.........................................................................................68
         Section 10.14 Restrictions on Transfer of USC Common Stock...............................................................69

ARTICLE XI             TERMINATION................................................................................................70
         Section 11.01 Termination of This Agreement..............................................................................70
         Section 11.02 Liabilities in the Event of Termination....................................................................71


                                   ARTICLE 1.

               REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER

           Each of the Stockholders represents and warrants to USC that, as applied solely to himself, all the following representations and warranties in this Article I are as of the date of this Agreement, and will be, as amended or supplemented pursuant to Section 4.07, on the Closing Date and immediately prior to the Effective Time, true and correct:

           Section    a.            Ownership  and  Status  of  Company  Capital
                           Stock. The Stockholder is the record and beneficial owner (or, if the Stockholder is a trust or the estate of a deceased natural person, the legal owner) of the number of shares of Company Capital Stock
                           Schedule 1.01 sets forth opposite the Stockholder's name, by each class, and by each series in each class, thereof, free and clear of all Liens, except for the Liens that Schedule sets forth, all of which will be released on or before the Closing Date.

           Section    b.            Power of the  Stockholder;  Approval  of the
                           Acquisition. (a) The Stockholder has the full power, legal capacity and authority to execute and deliver this Agreement and each other Transaction Document to which the Stockholder is a party and to perform the Stockholder's obligations in this Agreement and in all other Transaction Documents to which the Stockholder is a party. This Agreement constitutes, and each such other Transaction Document, when executed in the Stockholder's individual capacity and delivered by the Stockholder, will constitute, the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally or any applicable law that limits rights to indemnification and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law). If the Stockholder is an Entity, the Stockholder has obtained, in accordance with all applicable Governmental Requirements and its Charter Documents, all approvals and the taking of all actions necessary for the authorization, execution, delivery and performance by the Stockholder of this Agreement and the other Transaction Documents to which the Stockholder is a party. If the Stockholder is acting otherwise than in his individual capacity (whether as an executor or a guardian or in any other fiduciary or representative capacity), all actions on the part of the Stockholder and all other Persons (including any court) necessary for the authorization, execution, delivery and performance by the Stockholder of this Agreement and the other Transaction Documents to which the Stockholder is a party have been duly taken.

                  (b) The Stockholder, acting in each capacity in which he is entitled, by reason of the Company's Charter Documents or the Governmental Requirements of the Company's Organization State or for any other reason, to vote to approve or disapprove the consummation of the Acquisition, has voted all the shares of Company Capital Stock owned by him and entitled to a vote or votes on that matter, in any one or more of the manners prescribed or permitted by the Company's Charter Documents or the Governmental Requirements of the Company's Organization State, whichever are controlling, to approve this Agreement and the consummation of the Acquisition and the other transactions contemplated hereby.

           Section    c.            No    Conflicts    or    Litigation.     The
                           Stockholder's execution, delivery and performance in accordance with their respective terms of this Agreement and the other Transaction Documents to which the Stockholder is a party do not and will not
                           (i) violate or conflict with any Governmental Requirement, (ii) breach or constitute a default under any agreement or instrument to which the Stockholder is a party or by which the Stockholder or any shares of Company Capital Stock the Stockholder owns is bound, (iii) result in the creation or imposition of, or afford any Person the right to obtain, any Lien upon any shares of Company Capital Stock the Stockholder owns (or upon any revenues, income or profits of the Stockholder therefrom) or
                           (iv) if the Stockholder is an Entity, violate the Stockholder's Charter Documents. No Litigation is pending or, to the knowledge of the Stockholder, threatened to which the Stockholder is or may become a party which (i) questions or involves the validity or enforceability of any of the Stockholder's obligations under any Transaction Document or (ii) seeks (or reasonably may be expected to seek) (A) to prevent or delay the consummation by the Stockholder of the transactions this Agreement contemplates the
                           Stockholder will consummate or (B) damages in connection with any such consummation.

           Section    d.            No  Brokers.  Except as  Schedule  1.04 sets
                           forth, the Stockholder has not, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (i) employed any broker, finder or agent or (ii) agreed to pay or incurred any obligation to pay any broker's or finder's fee, any sales commission or any similar form of compensation.

           Section    e.            Preemptive  and  Other  Rights;  Waiver;  No
                           Commitments. Except for the right of the Stockholder to receive shares of USC Common Stock as a result of the Acquisition, the Stockholder either (i) does not own or otherwise have any statutory or contractual preemptive or other right of any kind (including any right of first offer or refusal) to acquire any shares of Company Capital Stock or USC Common Stock or (ii) hereby irrevocably waives each right of that type the Stockholder does own or otherwise has. The Stockholder does not have any binding commitment to sell, exchange or otherwise dispose of the USC Common Stock the Stockholder will receive as part of the Acquisition Consideration, and the representation and warranty in this sentence is for the benefit of each other Stockholder and each owner of each Other Founding Company.

           Section    f.            Control  of  Related  Businesses.  Except as
                           Schedule 1.06 sets forth, the Stockholder is not, alone or with one or more other Persons, the controlling Affiliate of any Entity, business or trade (other than the Acquired Business or any Entity the Acquired Business includes, if the Stockholder is an Affiliate of any thereof) that (i) is engaged in any line of business which is the same as or similar to any line of business in which the Acquired Business or any Entity the Acquired Business includes is engaged or (ii) is, or has within the three-year period ending on the date of this Agreement, engaged in any transaction with any Entity the Acquired Business includes, except for transactions in the ordinary course of business of that Entity.

         Section 1.07 Accredited Investor Status; Sophistication; Review of Private Placement Memorandum. The Stockholder (i) will be acquiring the shares of USC Common Stock to be issued to him pursuant to Paragraph 2 solely for his account, for investment purposes only and with no current intention or plan to distribute, sell or otherwise dispose of any of those shares in connection with any distribution and (ii) is not a party to any agreement or other arrangement for the disposition of any shares of USC Common Stock other than this Agreement and the Registration Rights Agreement. Schedule 1.07 correctly states (i) whether he is, or is not, an "accredited investor" as defined in Securities Act Rule 501(a) and, if he is not such an investor, (ii) the name and address of his "purchaser representative" (as defined in Securities Act Rule 501(h)). The Stockholder (i) is able to bear the economic risk of an investment in the USC Common Stock acquired pursuant to this Agreement, (ii) can afford to sustain a total loss of that investment, (iii) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the proposed investment in the USC Common Stock, (iv) his purchaser representative, if any, has received and reviewed a copy of the Private Placement Memorandum and had an adequate opportunity to ask questions and receive answers from the officers of USC concerning any and all matters relating to the transactions contemplated hereby and thereby, including the background and experience of the current and proposed officers and directors of USC, the plans for the business and operations of USC, the business, operations and financial condition of the Other Founding Companies and any plans of USC for additional acquisitions, and (v) or his purchaser representative, if any, has asked all questions of the nature described in preceding clause (iv) and all those questions have been answered to his satisfaction and the satisfaction of his purchaser representative, if any.


                                   ARTICLE 2.

                         REPRESENTATIONS AND WARRANTIES
                                       OF
                        THE COMPANY AND THE STOCKHOLDERS

         The Company and each Stockholder jointly and severally represent and warrant to, and agree with, USC that all the following representations and warranties in this Article II are as of the date of this Agreement, and will be, as amended or supplemented pursuant to Section 4.07, on the Closing Date and immediately prior to the Effective Time, true and correct:

           Section    a.            Organization.  Schedule  2.01 sets forth the
                           Organization  State  of each of the  Company  and the
                           Company Subsidiaries. Each of the Company and the Company Subsidiaries (i) is a corporation duly organized, validly existing and in good standing under the laws of its Organization State, (ii) has all requisite corporate power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted and (iii) is duly qualified and in good standing as a foreign corporation in all jurisdictions in which it owns or leases property or in which the carrying on of its business as now conducted so requires, except where the failure to be so qualified, singly or in the aggregate, would not have a Material Adverse Effect.

           Section    b.            Qualification.  Schedule  2.02 lists all the
                           jurisdictions in which each of the Company and the Company Subsidiaries is authorized or qualified to own or lease and to operate its properties or to carry on its business as now conducted, and neither the Company nor any Company Subsidiary owns, leases or operates any properties, or carries on any business, that is Material to the Acquired Business in any jurisdiction that Schedule does not list.

           Section    c.            Authorization;  Enforceability;  Absence  of
                           Conflicts; Required Consents. (a) The execution, delivery and performance by the Company of this Agreement and each other Transaction Document to which it is a party, and the effectuation of the Acquisition and the other transactions contemplated hereby and thereby, are within its corporate or other power under its Charter Documents and the applicable Governmental Requirements of its Organization State and have been duly authorized by all proceedings, including actions permitted to be taken in lieu of proceedings, required under its Charter Documents and those Governmental Requirements.

                  (b) This Agreement has been, and each of the other Transaction Documents to which the Company is a party, when executed and delivered by the parties thereto will have been, duly executed and delivered by the Company and is, or when so executed and delivered will be, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally or any applicable law that limits rights to indemnification and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

                  (c) The execution, delivery and performance in accordance with their respective terms by the Company of the Transaction Documents to which it is a party have not and will not (i) violate, breach or constitute a default under (A) the Charter Documents of any of the Company and the Company Subsidiaries, (B) any Governmental Requirement applicable to any of the Company and the Company Subsidiaries or (C) any Material Agreement of the Company (except as Schedule 2.03 sets forth), (ii) result in the acceleration or mandatory prepayment of any Indebtedness, or any Guaranty not constituting Indebtedness, of any of the Company and the Company Subsidiaries or afford any holder of any of that Indebtedness, or any beneficiary of any of those Guaranties, the right to require any of the Company and the Company Subsidiaries to redeem, purchase or otherwise acquire, reacquire or repay any of that Indebtedness, or to perform any of those Guaranties (except as Schedule 2.03 sets forth), (iii) cause or result in the imposition of, or afford any Person the right to obtain, any Lien upon any property or assets of any of the Company and the Company Subsidiaries (or upon any revenues, income or profits of any of the Company and the Company Subsidiaries therefrom) or (iv) except as Schedule
2.03 sets forth, result in the revocation, cancellation, suspension or material modification, in any single case or in the aggregate, of any Governmental Approval possessed by any of the Company and the Company Subsidiaries at the date hereof and necessary for the ownership or lease or the operation of its properties or the carrying on of its business as now conducted, including any necessary Governmental Approval under each applicable Environmental Law and Industry Law.

                  (d) Except for (i) the filing of the Certificates of Merger, if any, with the applicable Governmental Authorities , (ii) filings of the Registration Statement under the Securities Act and the SEC order declaring the Registration Statement effective under the Securities Act and (iii) as may be required by the HSR Act or the applicable state securities or blue sky laws, no Governmental Approvals are required to be obtained, and no reports or notices to or filings with any Governmental Authority are required to be made, by any of the Company and the Company Subsidiaries for the execution, delivery or performance by the Company of the Transaction Documents to which it is a party, the enforcement against the Company of its obligations thereunder or the effectuation of the Acquisition and the other transactions contemplated thereby.

           Section    d.            Charter Documents and Records; No Violation.
                           Except as Schedule 2.04 sets forth, the Company has caused true, complete and correct copies of the Charter Documents, each as in effect on the date hereof, and the minute books and similar corporate or other Entity records of each of the Company and the Company Subsidiaries to be delivered to USC. No breach or violation of any Charter Document of any of the Company and the Company Subsidiaries has occurred and is continuing.

           Section    e.            No  Defaults.  Except as Schedule  2.05 sets
                           forth, no condition or state of facts exists, or, with the giving of notice or the lapse of time or both, would exist, which (i) entitles any holder of any outstanding Indebtedness, or any Guaranty not constituting Indebtedness, of any of the Company and the Company Subsidiaries, or a representative of that holder, to accelerate the maturity, or require a mandatory prepayment, of that Indebtedness or Guaranty, or affords that holder or its representative, or any beneficiary of that Guaranty, the right to require any of the Company and the Company Subsidiaries to redeem, purchase or otherwise acquire, reacquire or repay any of that Indebtedness, or to perform that Guaranty in whole or in part, (ii) entitles any Person to obtain any Lien (other than a Permitted Lien) on any properties or assets constituting any part of the Acquired Business (or upon any revenues, income or profits of any of the Company and the Company Subsidiaries therefrom) or
                           (iii) constitutes a violation or breach of, or a default under, any Material Agreement of the

                           Company (including this Agreement) by any of the Company and the Company Subsidiaries.

           Section    f.            Company  Subsidiaries.  Schedule 2.01 either
                           (i) sets forth the form of organization, legal name, each assumed name and Organization State of each Company Subsidiary or (ii) correctly states no Entity is a Company Subsidiary. Except as Schedule 2.06 sets forth, each Company Subsidiary is a Wholly Owned Subsidiary. In the case of any Company Subsidiary that is not a Wholly Owned Subsidiary, Schedule 2.06 sets forth, by each class and each series within each class, (i) the number of outstanding shares (or other percentage ownership interests) of Capital Stock of the Company Subsidiary, (ii) the Company's aggregate direct and indirect ownership of those shares (or interests) and (iii) the name and address of record and percentage ownership of those shares (or interests) of each holder of record thereof other than the Company or a Company Subsidiary. No Lien exists upon any outstanding share (or other percentage ownership interests) of Capital Stock of any Company Subsidiary which the Company directly or indirectly owns other than (i) the Liens, if any,
                           Schedule  2.06  describes,   all  of  which  will  be
                           released at or before the Effective Time, and (ii) Permitted Liens. Except as Schedule 2.06 sets forth, the Company does not own, of record or beneficially, directly or indirectly through any Person, and does not control, directly or indirectly through any Person or otherwise, any Capital Stock or Derivative Securities of any Entity other than a Company Subsidiary.

           Section    g.            Controlling  Affiliates.  Schedule 2.07 sets
                           forth the name of each Person who at the time the Acquisition was submitted for vote or consent to the Stockholders, is, was or will be an Affiliate of the Company by reason of that Person's control of the Company.

           Section    h.            Capital Stock of the Company and the Company
                           Subsidiaries. Schedule 2.08 sets forth, by each class and by each series within each class, the total number of shares of authorized Company Capital Stock and the total number of such shares that have been issued and are now outstanding. Except as Schedule
                           2.08 sets  forth:  (i) no shares of  Company  Capital
                           Stock are held by the Company or any Company Subsidiary as treasury shares; and (ii) no outstanding options, warrants or rights to acquire Capital Stock of the Company or any Company Subsidiary exist. All the issued and outstanding shares of Capital Stock of each of the Company and the Company Subsidiaries (i) have been duly authorized and validly issued in accordance with the applicable Governmental Requirements of their issuer's Organization State and Charter Documents and (ii) are fully paid and nonassessable. Neither the Company nor any Company Subsidiary has issued or sold any shares of its outstanding Capital Stock in breach or violation of
                           (i) any applicable statutory or contractual preemptive rights, or any other rights of any kind (including any rights of first offer or refusal), of any Person or (ii) the terms of any of its Derivative Securities which then were outstanding. No Person has, otherwise than solely by reason of that Person's right, if any, to vote shares of the Capital Stock of the Company or any Company Subsidiary it holds (to the extent those shares afford the holder thereof any voting rights) any right to vote on any matter with the holders of Capital Stock of the Company or any Company Subsidiary.

           Section    i.            Transactions  in  Capital  Stock.  Except as
                           Schedule 2.09 sets forth: (i) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire or reacquire any of its equity securities or any interests therein or to pay any dividend or make any distribution in respect thereof; and (ii) no transaction has been effected, and no action in contemplation of the transactions described in this Agreement has been taken, respecting the equity ownership of either the Company or any Company Subsidiary.

           Section    j.            No Bonus  Shares.  Except as  Schedule  2.10
                           sets forth, no outstanding share of Capital Stock of the Company was issued for less than the fair market value thereof at the time of issuance or was issued in exchange for any consideration other than cash.

           Section    k.            Predecessor  Status; etc. Except as Schedule
                           2.11 sets forth, the Company has not been a Subsidiary or division of another Entity during the past five years.

           Section    l.            Related Party Agreements. Schedule 2.12 sets
                           forth all Related Party Agreements in effect on the date hereof. Except for those Related Party Agreements that Schedule specifically refers to as "Retained Related Party Agreements" (the "Retained Related Party Agreements"), each Related Party Agreement in effect on the date hereof will have been terminated, and all Indebtedness of each Related Person and its Affiliates owed to any of the Company and the Company Subsidiaries will have been paid in full, prior to the Effective Time, and no Related Party Agreement then will exist. The terms and conditions of each of the Retained Related Party Agreements are no less favorable to the Company than the Company reasonably could have expected to obtain in an arm's-length transaction with a Person other than an Affiliate of the Company, the rentals provided for in the Retained Related Party Agreements constituting leases of property to the Acquired Business (other than the leases, if any, that this Agreement defines as a Facilities Lease Agreement, as to which no representation is made pursuant to this
                           Section 2.12) do not and will not exceed fair market rentals of the properties being rented or leased under those Retained Related Party Agreements and the payments provided to be made by the Company or any Company Subsidiary in the Retained Related Party Agreements do not exceed the fair market value of the goods or other property provided to or the services performed for the Acquired Business.

           Section    m.            Litigation.  Except  as  Schedule  2.13 sets
                           forth, no Litigation is pending or, to the knowledge of the Company or any Stockholder, threatened to which the Company or any Company Subsidiary is or may become a party.

           Section    n.            Financial   Statements;    Disclosure.   (a)
                           Financial Statements. (i) The Financial Statements (including in each case the related schedules and notes) delivered to USC present fairly, in all material respects, the financial position of the
                           Acquired Business at the respective dates of the balance sheets included therein and the results of operations, cash flows and stockholders' or other owners' equity of the Acquired Business for the respective periods set forth therein and have been prepared in accordance with GAAP, except, with respect to any financial statements of the Acquired Business delivered to USC pursuant to the provisions of Section 4.09, for the provision of applicable footnotes and adjustments customarily made at year end. As of the date of any balance sheet included in those Financial Statements, neither the Company nor any Company Subsidiary then had any outstanding Indebtedness to any Person or any liabilities of any kind (including contingent obligations, tax assessments or unusual forward or long-term commitments), or any unrealized or anticipated loss, which in the aggregate then were Material to the Acquired Business and required to be reflected in those Financial Statements or in the notes related thereto in accordance with GAAP which were not so reflected.

                  (ii) Since the Current Balance Sheet Date, no change has occurred in the business, operations, properties or assets, liabilities, condition (financial or other) or results of operations of the Acquired Business that could reasonably be expected, either alone or together with all other such changes, to have a Material Adverse Effect.

                  (b) Disclosure. (i) As of the date hereof, all Information that has been made available to USC by or on behalf of the Company prior to the date of this Agreement in connection with the transactions contemplated hereby (other than financial budgets and projections) is, taken together, true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which those statements were made.

                  (ii) All Information that is furnished to USC after the date hereof from time to time prior to the Effective Time by or on behalf of the Company in connection with or pursuant to this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby (other than financial budgets and projections) will be, when made available and taken together, true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which those statements are made.

                  (iii) Schedule 2.14 sets forth a complete list of all financial budgets and projections respecting the Acquired Business that, as of the date of this Agreement, the Company, or any of its Representatives have made available to USC in connection with this Agreement or the transactions contemplated hereby. All those financial budgets and projections and any other financial budgets or projections respecting the Acquired Business that the Company or any of its
         Representatives hereafter provide to USC in writing prior to the Effective Time pursuant to or in connection with this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby have been and will be prepared and furnished to USC in good faith and were and will be based on facts and assumptions that are believed by the management of the Company to be reasonable in light of the then current and foreseeable business conditions of the Company and the Company Subsidiaries and represented and will represent that management's good faith estimate of the consolidated projected financial performance of the Company and the Company Subsidiaries based on the information available to the Responsible Officer at the time so furnished.

           Section    o.            Compliance With Laws. (a) Except as Schedule
                           2.15 sets forth: (i) each of the Company and the Company Subsidiaries possesses, or, if required by the applicable Environmental Laws and Industry Laws (including those relating to hazardous air pollutants or Solid Wastes, Hazardous Wastes or Hazardous Substances), one or more of its employees as required by those Environmental Laws and Industry Laws possesses, all necessary certifications and licenses and similar Governmental Approvals required for the conduct of its business; and (ii) each of the Company and the Company Subsidiaries and such one or more of its employees are in compliance in all material respects with the terms and conditions of all Governmental Approvals necessary for the ownership or lease and the operation of its properties (including all the facilities and sites it owns or holds under any lease) and the carrying on of its business as now conducted. The Company has provided USC with a
                           complete   written  list  of  all  the   Governmental
                           Approvals so possessed. All the Governmental Approvals so listed are valid and in full force and effect, and, except as Schedule 2.15 sets forth, neither the Company nor any Company Subsidiary has received, nor to the knowledge of any Stockholder has any employee of either received, any notice from any Governmental Authority of its intention to cancel, terminate or not renew any of those Governmental Approvals.

                  (b) Except as Schedule 2.15 sets forth, each of the Company and the Company Subsidiaries: (i) has been and continues to be in compliance in all material respects with all Governmental Requirements applicable to it or any of its presently or previously owned or operated properties (including all the facilities and sites now or previously owned or held by it under any lease), businesses or operations, including all applicable Governmental Requirements under ERISA, Environmental Laws and Industry Laws; and (ii)(A) neither the Company nor any Company Subsidiary has received, nor to the knowledge of the Company has any employee of either received, any notice from any Governmental Authority which asserts, or raises the possibility of assertion of, any noncompliance with any of those Governmental Requirements and, to the knowledge of each of the Company, the Company Subsidiaries and the Stockholders, (B) no condition or state of facts exists which would provide a valid basis for any such assertion.

           Section    p.            Certain  Environmental  Matters.  Except  as
                           Schedule 2.16 sets forth: (i) the Company and each Company Subsidiary have complied, and remain in compliance, with the provisions of all Environmental Laws applicable to any of them or any of their respective presently owned or operated facilities, sites or other properties, businesses and operations and which relate to the reporting by the Company and each Company Subsidiary of all sites presently owned or operated by any of them where Solid Wastes, Hazardous Wastes or Hazardous Substances have been treated, stored, disposed of or otherwise handled;
                           (ii) no release  (as  defined in those  Environmental
                           Laws) at, from, in or on any site owned or operated by the Company or any Company Subsidiary has occurred which, if all relevant facts were known to the relevant Governmental Authorities, reasonably could be expected to require remediation to avoid deed record notices, restrictions, liabilities or other consequences that would not be applicable if that release had not occurred; (iii) neither the Company nor any Company Subsidiary (or any agent or contractor of either) has transported or arranged for the transportation of any Solid Wastes, Hazardous Wastes or Hazardous Substances to, or disposed or arranged for the disposition of any Solid Wastes, Hazardous Wastes or Hazardous Substances at, any off-site location that could lead to any claim against the Company, any Company Subsidiary, the Acquired Business, any Other Founding Company or any of its Subsidiaries, USC or any Subsidiary of USC, as a potentially responsible party or otherwise, for any clean-up costs, remedial work, damage to natural resources, personal injury or property damage, including any claim under CERCLA; and (iv) no storage tanks exist on or under any of the properties owned or operated by the Company or any Company Subsidiary from which any Solid Wastes, Hazardous Wastes or Hazardous Substances have been released into the surrounding environment. The Company has provided USC with copies (or, if not available, accurate written summaries) of all environmental investigations, studies, audits, reviews and other analyses conducted by or on behalf, or which otherwise are in the possession, of the Company or any Company Subsidiary respecting any facility, site or other property the Company or any Company Subsidiary presently owns or operates.

           Section    q.            Liabilities and  Obligations.  Schedule 2.17
                           lists or describes all present liabilities, of every kind, character and description and whether accrued, absolute, fixed, contingent or otherwise, of each of the Company and the Company Subsidiaries which (i) exceed or reasonably could be expected to exceed $10,000 and (ii) (A) had been incurred prior to the Current Balance Sheet Date, but are not reflected on the

                           Current Balance Sheet, or (B) were incurred after the Current Balance Sheet Date otherwise than in the ordinary course of business, and consistent with the past practice, of that Entity. That Schedule also lists and describes, for each of the Company and the Company Subsidiaries: (i) each of its outstanding secured and unsecured Guaranties not constituting its Indebtedness and, for each of those Guaranties, whether any Stockholder or Related Person or
                           Affiliate of any Stockholder is a Person whose obligation is covered by that Guaranty, and (ii ) for each of the items listed under clause (i) of this sentence, (A) if that item is secured by any property or asset of the Company or any Company Subsidiary, the nature of that security, and (B) if that item is covered in whole or in part by a Guaranty of any Stockholder or any Related Person or Affiliate of any Stockholder, the name of the guarantor.

           Section    r.            Receivables.  Except as  Schedule  2.18 sets
                           forth, all the accounts and notes or other advances receivable of the Company and the Company Subsidiaries reflected on the Current Balance Sheet were collected, or are valid and enforceable claims arising in the ordinary course of business and, in the good faith belief of the Company's management, collectible, in the aggregate respective amounts so reflected, net of the reserves, if any, reflected in the Current Balance Sheet.

           Section    s.            Real Properties. (a) Schedule 2.19 lists and
                           correctly describes in all material respects: (i) all real properties owned by any of the Company and the Company Subsidiaries and, for each of those properties, the address thereof, the type and approximate square footage of each structure located thereon and the use thereof in the business of the Company and the Company Subsidiaries; (ii) all real properties of which any of the Company and the Company Subsidiaries is the lessee and, for each of those properties, the address thereof, the type and approximate square footage of each structure located thereon the Company or a Company Subsidiary is leasing and the expiration date of its lease and the use thereof in the business of the Company and the Company Subsidiaries; and (iii) in the case of each real property listed as being owned, whether it was previously owned, and in the case of each real property listed as being leased, whether it is presently owned, by any Stockholder or any of his Related Persons or Affiliates (other than the Company and the Company Subsidiaries, any other Entity included in the Acquired Business, if the Stockholder is an Affiliate of the Company or any other Entity included in the Acquired Business).

                  (b) The Company has provided USC with true, complete and correct copies of all title reports and insurance policies the Company or its Stockholders possess relating to any of the real properties Schedule 2.19 lists as being owned or leased. Except as that Schedule sets forth, and except for Permitted Liens, the Company or a Company Subsidiary owns in fee, and has good, valid and marketable title to, free and clear of all Liens, each property that Schedule lists as being owned.

                  (c) The Company has provided USC with true, correct and complete copies of all leases under which the Company or a Company Subsidiary is leasing each of the properties Schedule 2.19 lists as being leased and, except as that Schedule sets forth, (i) each of those leases is, to the knowledge of the Company, valid and binding on the lessor party thereto and (ii) the lessee party thereto has not sublet any of the leased space to any Person other than the Company, a Company Subsidiary or any other Entity included in the Acquired Business.

                  (d) The fixed assets of each of the Company and the Company Subsidiaries are affixed only to one or more of the real properties Schedule
2.19 lists and, except as that Schedule sets forth, are maintained in accordance with ordinary industry practices and adequate for the purposes for which they presently are being used or held for use, ordinary wear and tear excepted.

           Section    t.            Other  Tangible  Assets.  (a) Schedule  2.20
                           discloses all leases, including capital leases, that are Material to the Company under which the Company or a Company Subsidiary is leasing its property, plant and equipment and other tangible assets other than real properties. Except as that Schedule sets forth, (i) each of those leases is, to the knowledge of the Company, valid and binding on the lessor party thereto and (ii) the lessee party thereto has not sublet any of the leased property to any Person other than the Company, a Company Subsidiary or any other Entity included in the Acquired Business.

                  (b) Except as Schedule 2.20 sets forth, all the property, plant and equipment of the Company and the Company Subsidiaries are in satisfactory condition and in a commercially satisfactory state of repair given the use to which they are put, ordinary wear and tear excepted, and adequate for the purposes for which they presently are being used or held for use.

                  (c) In each case, free and clear of all Liens except for Permitted Liens and as Schedule 2.20 sets forth, the Acquired Business has good and valid title to, or holds under a lease valid and binding on the lessor party thereto, all its tangible personal properties and assets that individually or in the aggregate are Material to the Acquired Business.

           Section    u.            Proprietary Rights.  Except as Schedule 2.21
                           sets forth, each of the Company and the Company Subsidiaries owns, free and clear of all Liens other than Permitted Liens, or has the legal right to use, all Proprietary Rights that are necessary to the conduct of its business as now conducted, in each case free of any claims or infringements known to the Company or any Stockholder. Schedule 2.21 (i) lists those Proprietary Rights and (ii) indicates those owned by the Company or any Company Subsidiary and, for those not listed as so owned, the agreement or other arrangement pursuant to which they are possessed. Except as that Schedule sets forth, (i) no consent of any Person will be required for the use of any of these Proprietary Rights by USC or any Subsidiary of USC following the Effective Time and
                           (ii) no governmental registration of any of these Proprietary Rights has lapsed or expired or been canceled, abandoned, opposed or the subject of any reexamination request.

           Section    v.            Relations With Governments, etc. Neither the
                           Company nor any Company Subsidiary has made, offered or agreed to offer anything of value to any governmental official, political party or candidate for government office which would cause the Company or any Company Subsidiary to be in violation of the Foreign Corrupt Practices Act of 1977 or any Governmental Requirement to a similar effect.

           Section    w.            Commitments.  (a) Schedule 2.23 sets forth a
                           complete list of each of the following (each a "Company Commitment") to which any of the Company and the Company Subsidiaries is a party or by which any of its properties is bound and which presently remains executory in whole or in any part:

                  (i) each partnership, joint venture or cost sharing agreement;

                  (ii)  each   guaranty  or   suretyship,   indemnification   or
         contribution agreement or performance bond;

                  (iii)  each   instrument,   agreement   or  other   obligation
         evidencing or relating to Indebtedness of any of the Company and the Company Subsidiaries involving more than $10,000;

                  (iv) each contract to purchase or sell real property;

                  (v) each agreement with sales or commission agents, public relations or advertising agencies, accountants or attorneys (other than in connection with this Agreement and the transactions contemplated hereby) involving total payments within any 12-month period in excess of $10,000 and which is not terminable without penalty and on no more than 30 days' prior notice;

                  (vi) each agreement for the acquisition or provision of services, supplies, equipment, inventory, fixtures or other property involving more than $25,000 in the aggregate;

                  (vii) each Related Party Agreement involving total payments within any 12-month period in excess of $10,000 and which is not terminable without penalty on no more than 30 days' prior notice;

                  (viii) each contract containing any noncompetition agreement, covenant or undertaking;

                  (ix) each agreement providing for the purchase from a supplier of all or substantially all the requirements of the Company or any Company Subsidiary of a particular product or service; or

                  (x) each other agreement or commitment not made in the ordinary course of business which is Material to the Acquired Business.

True, correct and complete copies of all written Company Commitments, and true, correct and complete written descriptions of all oral Company Commitments, have heretofore been delivered to USC Except as Schedule 2.23 sets forth: (i) there are no existing or asserted defaults, events of default or events, occurrences, acts or omissions that, with the giving of notice or lapse of time or both, would constitute defaults or events of default under any Company Commitment Material to the Acquired Business by any of the Company and the Company Subsidiaries or, to the knowledge of the Company, any other party thereto; and
(ii) no penalties have been incurred, nor are amendments pending, with respect to the Company Commitments Material to the Acquired Business. The Company Commitments are in full force and effect and are valid and enforceable obligations of the Company or the Company Subsidiaries parties thereto and, to the knowledge of the Company, the other parties thereto in accordance with their respective terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law), and no defenses, off-sets or counterclaims have been asserted or, to the knowledge of the Company, may be made by any party thereto (other than by the Company or a Company Subsidiary), nor has the Company or a Company Subsidiary, as the case may be, waived any rights thereunder, except as Schedule 2.23 sets forth.

           (b) Except as Schedule 2.23 sets forth or as contemplated hereby or by any other Transaction Document to which the Company or any Company Subsidiary or Stockholder is a party, neither the Company nor any Company Subsidiary or Stockholder has knowledge of any plan or intention of any other party to any Company Commitment that is Material to the Acquired Business to exercise any right to cancel or terminate that Company Commitment, and neither the Company nor that Company Subsidiary or any Stockholder has knowledge of any condition or state of facts which would justify the exercise of such a right.

           Section    x.            Capital  Expenditures.  Schedule  2.24  sets
                           forth the total amount of capital expenditures currently budgeted to be incurred by the Acquired Business in excess of $25,000 in the aggregate during the balance of the Company's current fiscal year.

           Section    y.            Inventories.  Except as  Schedule  2.25 sets
                           forth: (i) all inventories, net of reserves determined in accordance with GAAP, of the Acquired Business which are classified as such on the Current Balance Sheet are, to the knowledge of the Company, merchantable and salable or usable in the ordinary course of business of the Acquired Business; and (ii) the Acquired Business does not depend on any single vendor for its inventories the loss of which could have a Material Adverse Effect or during the past five years has sustained a difficulty Material to the Acquired Business in obtaining its inventories.

           Section    z.            Insurance.  Except  as  Schedule  2.26  sets
                           forth: (i) the Company has provided USC with: (A) a list as of the Current Balance Sheet Date of all insurance policies then carried by each of the Company and the Company Subsidiaries; (B) a list of all insurance loss runs and worker's compensation claims received for the most recently ended three policy years; and (C) true, complete and correct copies of all insurance policies carried by each of the Company and the Company Subsidiaries which are in effect, all of which (1) have been issued by insurers of recognized responsibility and (2) currently are, and will remain without interruption through the Closing Date, in full force and effect; (ii) no insurance carried by the Company or any Company Subsidiary has been canceled by the insurer during the past five years, and neither the Company nor any Company Subsidiary has ever been denied coverage; and
                           (iii) neither the Company nor any Company Subsidiary or Stockholder has received any notice or other communication from any issuer of any such insurance policy of any material increase in any deductibles, retained amounts or the premiums payable thereunder, and, to the knowledge of the Company or any Stockholder, no such increase in deductibles, retainages or premiums is threatened.

           Section    aa.           Employee Matters. (a) Cash Compensation. The
                           Company has provided USC with a complete written list of the names, titles and rates of annual Cash Compensation, at the Current Balance Sheet Date (and the portions thereof attributable to salary or the equivalent, fixed bonuses, discretionary bonuses and other Cash Compensation, respectively) of the key employees (including all employees who are officers or directors), nonemployee officers, nonemployee directors and key consultants and independent contractors of each of the Company and the Company Subsidiaries.

                  (b) Employment Agreements. Schedule 2.27 lists all Employment Agreements remaining executory in whole or in part on the date hereof, and the Company has provided USC with true, complete and correct copies of all those Employment Agreements. Neither the Company nor any Company Subsidiary is a party to any oral Employment Agreement, other than with respect to employment at-will arrangements that are terminable by either party thereto without liability on the part of either party thereto (except for earned but unpaid salaries or wages).

                  (c) Other Compensation Plans. Schedule 2.27 lists all Other Compensation Plans either remaining executory at the date hereof or to become effective after the date hereof. The Company has provided USC with a true, correct and complete copy of each of those Other Compensation Plans that is in writing and an accurate written description of each of those Other Compensation Plans that is not written. Except as Schedule 2.27 sets forth, each of the Other Compensation Plans, including each that is a Welfare Plan, may be unilaterally amended or terminated by the Company or any Company Subsidiary without liability to any of them, except as to benefits accrued thereunder prior to that amendment or termination.

                  (d) ERISA Benefit Plans. Schedule 2.27 (i) lists (A) each ERISA Pension Benefit Plan (1) the funding requirements of which (under Section 301 of ERISA or Section 412 of the Code) are, or at any time during the six-year period ending on the date hereof were, in whole or in part, the responsibility of the Company or any Company Subsidiary or (2) respecting which the Company or any Company Subsidiary is, or at any time during that period was, a
"contributing sponsor" or an "employer" as defined in Sections 4001(a)(13) and 3(5), respectively, of ERISA (each plan described in this clause (A) being a "Company ERISA Pension Plan"), (B) each other ERISA Pension Benefit Plan respecting which an ERISA Affiliate is, or at any time during that period was, such a "contributing sponsor" or "employer" (each plan described in this clause
(B) being an "ERISA Affiliate Pension Plan") and (C) each other ERISA Employee Benefit Plan that is being, or at any time during that period was, sponsored, maintained or contributed to by the Company or any Company Subsidiary (each plan described in this clause (C) and each Company ERISA Pension Plan being a "Company ERISA Benefit Plan"), (ii) states the termination date of each Company ERISA Benefit Plan and ERISA Affiliate Pension Plan that has been terminated and (iii) identifies for each ERISA Affiliate Pension Plan the relevant ERISA Affiliates. The Company has provided USC with true, complete and correct copies of (i) each Company ERISA Benefit Plan and ERISA Affiliate Pension Plan, (ii) each trust agreement related thereto (if any) and (iii) all amendments to those plans and trust agreements. Except as Schedule
2.27 sets forth, (i) neither the Company nor any Company Subsidiary is, or at any time during the six-year period ended on the date hereof was, a member of any ERISA Group that currently includes, or included when the Company or a Company Subsidiary was a member, among its members any Person other than the Company and the Company Subsidiaries and (ii) no Person is an ERISA Affiliate of the Company or any Company Subsidiary (other than the Company or any Company Subsidiary in the case of any other Company Subsidiary or any Company Subsidiary in the case of the Company, if the Company and the Company Subsidiaries comprise an ERISA Group).

                  (e) Employee Policies and Procedures. Schedule 2.27 lists all Employee Policies and Procedures. The Company has provided USC with a copy of all written Employee Policies and Procedures and a written description of all unwritten Employee Policies and Procedures that in the aggregate are Material to the Company.

                  (f) Unwritten Amendments. Except as Schedule 2.27 sets forth, no unwritten amendments have been made, whether by oral communication, pattern of conduct or otherwise, with respect to any of the Employment Agreements, Other Compensation Plans or Employee Policies and Procedures which in the aggregate are Material to the Company.

                  (g) Labor Compliance. Except as Schedule 2.27 sets forth, each of the Company and the Company Subsidiaries has been and is in compliance in all material respects with all applicable Governmental Requirements respecting employment and employment practices, terms and conditions of employment, wages and hours and workplace health and safety in concrete mixing facilities and other work areas, and neither the Company nor any Company Subsidiary is liable for any arrears of wages or penalties for failure to comply with any of the foregoing. Neither the Company nor any Company Subsidiary has engaged in any unfair labor practice or discriminated on the basis of race, color, religion, sex, national origin, age, disability or handicap in its employment conditions or practices. Except as Schedule 2.27 sets forth, there are no (i) unfair labor practice charges or complaints or racial, color, religious, sex, national origin, age, disability or handicap discrimination charges or complaints pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries before any Governmental Authority (nor, to the knowledge of the Company, does any valid basis therefor exist) or (ii) existing or, to the knowledge of the Company, threatened labor strikes, disputes, grievances or controversies affecting the Company or any of the Company Subsidiaries (nor, to the knowledge of the Company, does any valid basis therefor exist). Each of the Company and the Company Subsidiaries has complied, and remains in compliance in all material respects with, all federal and state Governmental Requirements mandating the provision of programs offering hazard recognition training to its employees and employees of its customers.

                  (h) Unions. Except as Schedule 2.27 sets forth, (i) neither the Company nor any Company Subsidiary or ERISA Affiliate has ever been a party to any agreement with any union, labor organization or collective bargaining unit, (ii) no employees of the Company and the Company Subsidiaries are represented by any union, labor organization or collective bargaining unit and
(iii) to the knowledge of the Company, none of the employees of the Company and the Company Subsidiaries has threatened to organize or join a union, labor organization or collective bargaining unit with respect to their employment by the Company or any Company Subsidiary.

                  (i) Aliens. Except as Schedule 2.27 sets forth, all employees of each of the Company and the Company Subsidiaries are, to the knowledge of the Company (including any constructive knowledge the IRCA may deem the Company to have), (i) citizens of the United States or (ii) not citizens of the United States, but, in accordance with the IRCA and other applicable federal Governmental Requirements, are either (A) immigrants authorized to work in the United States or (B) nonimmigrants authorized to work in the United States for the Company or a Company Subsidiary in their specific jobs. Except as Schedule
2.27 sets forth: neither the Company nor any Company Subsidiary has since November 6, 1986 (i) hired (or by reason of any contract, subcontract or exchange is considered for purposes of the IRCA to have hired) an alien in the United States to perform labor or services with knowledge (as determined in accordance with the IRCA) that the alien is an unauthorized alien with respect to performing that labor or those services, (ii) continued the employment of any employee hired after November 6, 1986 with knowledge (as determined in accordance with the IRCA) that the employee is or has become an unauthorized alien with respect to that employment or (iii) directly or indirectly in violation of the IRCA required any individual it has hired to post a bond or security or provide any other financial assurance to it against any potential liability under the IRCA as a result of that hire. The Company has provided USC with a true, complete list of all current alien employees of the Company who (i) are authorized to work in the United States as immigrants or (ii) hold H-1B, H-2B or other nonimmigrant visas. The Company has provided USC with respect to each current employee of the Company or any Company Subsidiary who has an H-1B or H-2B visa, true, complete copies of the Department of Labor File and Public Access File the Company or a Company Subsidiary has maintained with respect to that employee. The Company also has provided USC with true, complete copies of all Forms I-9 the Company and the Company Subsidiaries possess with respect to their (i) current employees, (ii) former employees whose employment was terminated within 12 months of the date hereof and who were employed for more than 36 months and (iii) former employees whose employment was terminated within 36 months of the date hereof and who were employed for less than 36 months. The Company also has provided USC with a list of all people employed by the Company or Company Subsidiaries within the last 36 months and their hire dates and termination dates (if any). Except as Schedule 2.27 sets forth, each of the Company and the Company Subsidiaries has obtained, completed and maintained Form I-9s in accordance with, and has otherwise complied with the record-keeping requirements of, the IRCA.

                  (j) Change of Control Benefits. Except as Schedule 2.27 sets forth, neither the Company nor any of the Company Subsidiaries is a party to any agreement, or has established any plan, policy, practice or program, requiring it to make a payment or provide any other form of compensation or benefit or vesting rights to any person performing services for the Company or any of the Company Subsidiaries which would not be payable or provided in the absence of this Agreement or the consummation of the transactions this Agreement contemplates, including any parachute payment under Section 280G of the Code.

                  (k) Retirees. Except as Schedule 2.27 sets forth, neither the Company nor any of the Company Subsidiaries has any obligation or commitment to provide medical, dental or life insurance benefits to or on behalf of any of its employees who may retire or any of its former employees who have retired except as the continuation of coverage provisions of Section 4980B of the Code and the applicable parallel provisions of ERISA may require.

           Section    bb.           Compliance With ERISA. (a) Compliance.  Each
                           of the Company ERISA Benefit Plans and Other Compensation Plans (each, a "Plan") (i) is in substantial compliance with all applicable provisions of ERISA, as well as with all other applicable Governmental Requirements, and (ii) has been administered, operated and managed in accordance with its governing documents.

                  (b) Qualification. All Plans that are intended to qualify under Section 401(a) of the Code (the "Qualified Plans") are so qualified and have been determined by the IRS to be so qualified (or application for determination letters have been timely submitted to the IRS). The Company has provided USC with true, complete and correct copies of the current plan determination letters, most recent actuarial valuation reports, if any, most recent Form 5500, or, as applicable, Form 5500-C/R, filed with respect to each such Qualified Plan and most recent trustee or custodian report. To the extent that any Qualified Plans have not been amended to comply with applicable Governmental Requirements, the remedial amendment period permitting retroactive amendment of these Qualified Plans has not expired and will not expire within 120 days after the Effective Time. All reports and other documents required to be filed with any governmental agency or distributed to plan participants or beneficiaries (including annual reports, summary annual reports, actuarial reports, PBGC-1 Forms, audits or Returns) have been timely filed or distributed, except for any failures to timely file or distribute such reports and other documents as would not, singly or in the aggregate, result in a material liability for any Tax.

                  (c) No Prohibited Transactions. None of the Stockholders, any Plan or the Company or any Company Subsidiary has engaged in any Prohibited Transaction. No Plan has incurred an accumulated funding deficiency, as defined in Section 412(a) of the Code and Section 302(a) of ERISA, and no circumstances exist as a result of which the Company or any Company Subsidiary could have any direct or indirect material liability whatsoever (including being subject to any statutory Lien to secure payment of any such liability), to the PBGC under Title IV of ERISA or to the IRS for any excise tax or penalty with respect to any Plan now or hereafter maintained or contributed to by the Company or any of its ERISA Affiliates. Further:

                  (i) there have been no terminations, partial terminations or discontinuances of contributions to any Qualified Plan without a determination by the IRS that such action does not adversely affect the tax-qualified status of that plan;

                  (ii) no Termination Event has occurred;

                  (iii) no Reportable Event has occurred with respect to any Plan which was not properly reported;

                  (iv) the valuation of assets of any Qualified Plan, as of the Effective Time, will equal or exceed the actuarial present value of all "benefit liabilities" (within the meaning of Section 4001(a)(16) of ERISA) under that plan in accordance with the assumptions the regulations of the PBGC governing the funding of terminated defined benefit plans contain;

                  (v) with respect to Plans qualifying as "group health plans" under Section 4980B of the Code or Section 607(l) or 609 of ERISA (relating to the benefit continuation rights imposed by "COBRA" or qualified medical child support orders), the Company, each Company Subsidiary and each Stockholder have complied (and at the Effective Time will have complied) in all material respects with all reporting, disclosure, notice, election and other benefit continuation and coverage requirements imposed thereunder as and when applicable to those plans, and neither the Company nor any Company Subsidiary has incurred (or will incur) any direct or indirect liability or is (or will be) subject to any loss, assessment, excise tax penalty, loss of federal income tax deduction or other sanction, arising on account of or in respect of any direct or indirect failure by the Company, any Company Subsidiary or any Stockholder, at any time prior to the Effective Time, to comply with any such federal or state benefit continuation or coverage requirement, which is capable of being assessed or asserted before or after the Effective Time directly or indirectly against the Company, any Company Subsidiary, any Stockholder, USC or any Subsidiary of USC with respect to any of those group health plans;

                  (vi) the Financial Statements as of the Current Balance Sheet Date reflect the approximate total pension, medical and other benefit liability for all Plans, and no material funding changes or irregularities are reflected therein which would cause those Financial Statements to be not representative of prior periods; and

                  (vii) neither the Company nor any Company Subsidiary has incurred liability under Section 4062 of ERISA.

                  (d) Multiemployer Plans. Except as Schedule 2.28 sets forth, neither the Company nor any Company Subsidiary, and no ERISA Affiliate of any of them, is, or at any time during the six-year period ended on the date hereof was, obligated to contribute to a Multiemployer Plan. Neither the Company nor any Company Subsidiary, and no ERISA Affiliate of any of them, has made a complete or partial withdrawal from a Multiemployer Plan so as to incur withdrawal liability as defined in Section 4201 of ERISA. Schedule 2.28 states for each Multiemployer Plan it lists or should list the Company's best estimate of the amount of withdrawal liability that would be incurred if the Company and each of the its ERISA Affiliates were to make a complete withdrawal from that Multiemployer Plan as of the Closing Date. Except as that Schedule sets forth, the aggregate amount of that withdrawal liability if the Company and each of its ERISA Affiliates were to make a complete withdrawal from each such Multiemployer Plan would not exceed $25,000.

                  (e) Claims and Litigation. Except as Schedule 2.28 sets forth, no Litigation or claims (other than routine claims for benefits) are pending or, to the knowledge of the Company, threatened against, or with respect to, any of the Plans or with respect to any fiduciary, administrator, party-in-interest or sponsor thereof (in their capacities as such).

                  (f) Excise Taxes, Damages and Penalties. No act, omission or transaction has occurred which would result in the imposition on the Company or any Company Subsidiary with respect to any Plan of (i) a material breach of fiduciary duty liability damages under Section 409 of ERISA, (ii) a material civil penalty assessed pursuant to subsection (c), (i) or (l) of Section 502 of ERISA or (iii) any material excise tax under applicable provisions of the Code.

                  (g) Welfare Trusts. Any trust funding a Plan, which is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code, satisfies the requirements of that Section and has received a favorable determination letter from the IRS regarding that exempt status and has not, since receipt of the most recent favorable determination letter, been amended or operated in a way that would adversely affect that exempt status.

           Section    cc.           Taxes.    (a)   Each   of   the    following
                           representations and warranties in this Section 2.29 is qualified to the extent Schedule 2.29 sets forth.

                  (b) All Returns required to be filed with respect to any Tax for which any of the Company and the Company Subsidiaries is liable have been duly and timely filed with the appropriate Taxing Authority, each such Return is true, correct and complete in all respects Material to the Acquired Business
(and, in the case of a Return filed by a Company Subsidiary, the Company Subsidiary), each Tax shown to be payable on each such Return has been paid, each Tax payable by the Company or a Company Subsidiary by assessment has been timely paid in the amount assessed and adequate reserves have been established on the consolidated books of the Acquired Business for all Taxes for which any of the Company and the Company Subsidiaries is liable, but the payment of which is not yet due. Neither the Company nor any Company Subsidiary is, or ever has been, liable for any Tax payable by reason of the income or property of a Person other than the Company or a Company Subsidiary. Each of the Company and the Company Subsidiaries has timely filed true, correct and complete declarations of estimated Tax in each jurisdiction in which any such declaration is required to be filed by it. No Liens for Taxes exist upon the assets of the Company or any Company Subsidiary except Liens for Taxes which are not yet due. Neither the Company nor any Company Subsidiary is, or ever has been, subject to Tax in any jurisdiction outside of the United States. No Litigation with respect to any Tax for which the Company or any Company Subsidiary is asserted to be liable is pending or, to the knowledge of the Company or any Stockholder, threatened and no basis which the Company or any Stockholder believes to be valid exists on which any claim for any such Tax can be asserted against the Company or any Company Subsidiary. No requests for rulings or determinations in respect of any Taxes are pending between the Company or any Company Subsidiary and any Taxing Authority. No extension of any period during which any Tax may be assessed or collected and for which the Company or any Company Subsidiary is or may be liable has been granted to any Taxing Authority. Neither the Company nor any Company Subsidiary is or has been a party to any tax allocation or sharing agreement. All amounts required to be withheld by any of the Company and the Company Subsidiaries and paid to governmental agencies for income, social security, unemployment insurance, sales, excise, use and other Taxes have been collected or withheld and paid to the proper Taxing Authority. The Company and each Company Subsidiary have made all deposits required by law to be made with respect to employees' withholding and other employment taxes.

                  (c) None of the Company, any Company Subsidiary or any Stockholder is a "foreign person," as Section 1445(f)(3) of the Code refers to that term.

                  (d) The Company has not filed a consent pursuant to Section 341(f) of the Code or any comparable provision of any other tax statute and has not agreed to the application of Section 341(f)(2) of the Code or any comparable provision of any other tax statute to any disposition of an asset. The Company has not made, is not obligated to make and is not a party to any agreement that could require it to make any payment that is not deductible under Section 280G of the Code. No asset of the Acquired Business is subject to any provision of applicable law which eliminates or reduces the allowance for depreciation or amortization in respect of that asset below the allowance generally available to an asset of its type. No accounting method changes of the Acquired Business exist or are proposed or threatened which could give rise to an adjustment under
Section 481 of the Code. If the Company or any predecessor corporation at any time has filed an election to be an S corporation, within the meaning of Section 1361(a)(1) of the Code or any predecessor provision or comparable provisions of state laws, the Company and any such predecessor corporation have at all times met all requirements for that election, and that election has at all times been and is presently valid and in full force and effect.

           Section    dd.           Government  Contracts.  Except  as  Schedule
                           2.30 sets forth, neither the Company nor any Company Subsidiary is a party to any governmental contract subject to price redetermination or renegotiation.

           Section    ee.           Absence  of   Changes.   Since  the  Current
                           Balance Sheet Date, except as Schedule 2.31 sets forth, none of the following has occurred with respect to the Company or any Company Subsidiary:

                  (i) any circumstance, condition, event or state of facts (either singly or in the aggregate), other than conditions generally affecting the Industry, which has caused, is causing or will cause a Material Adverse Effect;

                  (ii) any change in its authorized Capital Stock or in any of its outstanding Capital Stock or Derivative Securities;

                  (iii) any Restricted Payment, except any declaration or payment of dividends by any Company Subsidiary solely to the Company and any Restricted Payment that Section 4.03 permits;

                  (iv) any increase in, or any commitment or promise to increase, the rates of Cash Compensation as of the date hereof, or the amounts or other benefits paid or payable under any Company ERISA Pension Plan or Other Compensation Plan, except for ordinary and customary bonuses and salary increases for employees (other than the Stockholders or their Immediate Family Members) at the times and in the amounts consistent with its past practice;

                  (v) any work interruptions, labor grievances or claims filed, or any similar event or condition of any character, that will have a Material Adverse Effect following the Effective Time;

                  (vi) any distribution, sale or transfer of, or any Company Commitment to distribute, sell or transfer, any of its assets or properties of any kind which singly is or in the aggregate are Material to the Acquired Business, other than distributions, sales or transfers in the ordinary course of its business and consistent with its past practices to Persons other than the Stockholders and their Immediate Family Members and Affiliates;

                  (vii) any cancellation, or agreement to cancel, any Indebtedness, obligation or other liability owing to it, including any Indebtedness, obligation or other liability of any Stockholder or any Related Person or Affiliate thereof, provided that it may negotiate and adjust bills in the course of good faith disputes with customers in a manner consistent with past practice, if all those adjustments are included in the Supplemental Information provided USC pursuant to
         Section 4.07;

                  (viii) any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of its assets, property or rights or requiring consent of any Person to the transfer and assignment of any such assets, property or rights;

                  (ix) any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets outside of the ordinary course of its business consistent with its past practices;

                  (x) any waiver of any of its rights or claims that singly is or in the aggregate are Material to the Acquired Business;

                  (xi) any transaction by it outside the ordinary course of its business or not consistent with its past practices;

                  (xii) any incurrence by it of any Indebtedness (other than Indebtedness, if any, that Section 4.03 permits to be paid as Restricted Payments) or any Guaranty not constituting its Indebtedness, or any Company Commitment to incur any Indebtedness or any such Guaranty;

                  (xiii)  any  investment  in  the  Capital  Stock,   Derivative
         Securities or Indebtedness of any Person other than a Permitted Investment;

                  (xiv) except in accordance with the consolidated capital expenditure budget of the Acquired Business for the Company's current fiscal year, any capital expenditure or series of related capital expenditures by the Acquired Business in excess of $25,000, or commitments by the Acquired Business to make capital expenditures totaling in excess of $25,000;

                  (xv) any prepayment of any Indebtedness, obligation or other liability owing by it to any Person which this Agreement contemplates the Stockholders, or any one or more of them, will assume prior to the Effective Time;

                  (xvi) any change in the terms of payment by its customers for any services it performs or products it sells the effect of which is to enable the Acquired Business to recognize revenues in its statement of operations for any period ending on or before the date of the Final Balance Sheet which, but for that change, the Acquired Business would not so recognize before a period beginning after the date of the Final Balance Sheet; or

                  (xvii) any cancellation or termination of a Material Agreement of the Acquired Business.

           Section    ff.           Bank Relations; Powers of Attorney. Schedule
                           2.32 sets forth:

                  (i) the name of each financial institution in which any Entity
         the   Acquired   Business   includes  has   borrowing   or   investment
         arrangements, deposit or checking accounts or safe deposit boxes;

                  (ii) the types of those arrangements and accounts, including, as applicable, names in which accounts or boxes are held, the account or box numbers and the name of each Person authorized to draw thereon or have access thereto; and

                  (iii) the name of each Person holding a general or special power of attorney from any Entity the Acquired Business includes and a description of the terms of each such power.

                                   ARTICLE 3.

                      REPRESENTATIONS AND WARRANTIES OF USC

         USC represents and warrants to, and agrees with, the Company and each Stockholder that all the following representations and warranties in this
Article III are as of the date of this Agreement, and will be on the Closing Date and immediately prior to the Effective Time, true and correct:

           Section    a.            Organization; Power. Each of USC and USC Sub
                           is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each of USC and USC Sub has all requisite corporate power and authority under the laws of the State of Delaware and its Charter Documents to own or lease and to operate its properties presently and following the Effective Time and to carry on its business as now conducted and as proposed to be conducted following the Effective Time.

           Section    b.            Authorization;  Enforceability;  Absence  of
                           Conflicts; Required Consents. (a) The execution, delivery and performance by each of USC and USC Sub of this Agreement and each other Transaction Document to which it is a party, and the effectuation of the Acquisition and the other transactions contemplated hereby and thereby, are within its corporate power under its Charter Documents and the applicable Governmental Requirements of the State of Delaware and have been duly authorized by all proceedings, including actions permitted to be taken in lieu of proceedings, required under its Charter Documents and the applicable Governmental Requirements of the State of Delaware.

                  (b) This Agreement has been, and each of the other Transaction Documents to which either of USC or USC Sub is a party, when executed and delivered by the parties thereto, will have been, duly executed and delivered by it and is, or when so executed and delivered will be, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally or any applicable law that limits rights to indemnification and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

                  (c) The execution, delivery and performance in accordance with their respective terms by each of USC and USC Sub of the Transaction Documents to which it is a party have not and will not (i) violate, breach or constitute a default under (A) the Charter Documents of USC or

USC Sub, (B) any Governmental Requirement applicable to USC or USC Sub or (C) any Material Agreement of USC or USC Sub, (ii) result in the acceleration or mandatory prepayment of any Indebtedness, or any Guaranty not constituting Indebtedness, of USC or USC Sub or afford any holder of any of that Indebtedness, or any beneficiary of any of those Guaranties, the right to require USC or USC Sub to redeem, purchase or otherwise acquire, reacquire or repay any of that Indebtedness, or to perform any of those Guaranties, (iii) cause or result in the imposition of, or afford any Person the right to obtain, any Lien upon any property or assets of USC or USC Sub (or upon any revenues, income or profits of either USC or USC Sub therefrom), other than (A) Liens that may secure Indebtedness of USC to its commercial lenders and (B) negative pledge covenants of USC respecting its assets, or (iv) result in the revocation, cancellation, suspension or material modification, in any single case or in the aggregate, of any Governmental Approval possessed by USC or USC Sub at the date hereof and necessary for the ownership or lease and the operation of its properties or the carrying on of its business as now conducted, including any necessary Governmental Approval under each applicable Environmental Law and Industry Law.

                  (d) Except for (i) the filing of the Certificates of Merger, if any, with the applicable Governmental Authorities, (ii) filings of the Registration Statement under the Securities Act and the SEC order declaring the Registration Statement effective under the Securities Act and (iii) as may be required by the HSR Act or the applicable state securities or blue sky laws, no Governmental Approvals are required to be obtained, and no reports or notices to or filings with any Governmental Authority are required to be made, by USC or USC Sub for the execution, delivery or performance by USC or USC Sub of the Transaction Documents to which it is a party, the enforcement against USC or USC Sub, as the case may be, of its obligations thereunder or the effectuation of the Acquisition and the other transactions contemplated thereby.

           Section    c.            Charter Documents.  USC has delivered to the
                           Company true, complete and correct copies of the Charter Documents of USC No breach or violation of any Charter Document of USC has occurred and is continuing.

           Section    d.            Capital  Stock  of  USC  and  USC  Sub.  (a)
                           Immediately prior to the Effective Time, (i) the authorized Capital Stock of USC will be comprised of
                           (A) 40,000,000 shares of USC Common Stock, (B) one share of class A stock, par value $.001 per share, and (C) 5,000,000 shares of preferred stock, par value $.001 per share, (ii) before giving effect to the Merger and the merger or other acquisition transactions the Other Agreements contemplate, (A) the number of shares of USC Common Stock then issued and outstanding will be as set forth in the Registration Statement when it becomes effective under the Securities Act, (B) no shares of the USC preferred stock then will be issued or outstanding and (C) USC will have reserved for issuance pursuant to compensation plans or the exercise of Derivative Securities

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


                           the number of shares of USC Common Stock set forth in the Registration Statement when it becomes effective under the Securities Act.

                  (b) The authorized Capital Stock of USC Sub is comprised of 1,000 shares of USC Sub Common Stock, all of which shares are issued, outstanding and owned, of record and beneficially, by USC free and clear of all Liens, except for any liens USC may grant in favor of its lenders in connection with its financing arrangements. No Derivative Securities of USC Sub exist.

                  (c) All shares of USC Common Stock and USC Sub Common Stock outstanding immediately prior to the Effective Time, and all shares of USC
Common Stock to be issued pursuant to Paragraph 2, when issued, (i) will have been duly authorized and validly issued in accordance with the general corporation laws of the State of Delaware and the issuer's Charter Documents and
(ii) will be fully paid and nonassessable. None of the shares of USC Common Stock to be issued pursuant to Paragraph 2 will, when issued, have been issued in breach or violation of (i) any applicable statutory or contractual preemptive rights, or any other rights of any kind (including any rights of first offer or refusal), of any Person or (ii) the terms of any of its Derivative Securities then outstanding.

           Section    e.            Subsidiaries.   Immediately   prior  to  the
                           Closing Date, (i) USC will have no Subsidiaries other than those Exhibit 21 to the Registration Statement lists, (ii) USC Sub will have no Subsidiaries and
                           (iii) neither USC nor USC Sub will own, of record or beneficially, directly or indirectly through any Person or otherwise (except pursuant hereto or to the Other Agreements), any Capital Stock or Derivative
                           Securities  of  any  Entity  not  described  in  this
                           Section 3.05 as a Subsidiary of USC (in the case of USC) or any Entity (in the case of USC Sub).

           Section    f.            Compliance With Laws; No Litigation. Each of
                           USC and USC Sub is in compliance with all Governmental Requirements applicable to it, and no Litigation is pending or, to the knowledge of USC, threatened to which USC or USC Sub is or may become a party which (i) questions or involves the validity or enforceability of any obligation of USC or USC Sub under any Transaction Document, (ii) seeks (or reasonably may be expected to seek) (A) to prevent or delay consummation by USC or USC Sub of the transactions contemplated by this Agreement to be consummated by USC or USC Sub, as the case may be, or
                           (B) damages from USC or USC Sub in connection with any such consummation.

           Section    g.            Conduct of  Operations  to Date;  Absence of
                           Undisclosed Liabilities. Except for its activities in connection with the proposed acquisitions of the Founding Companies and other acquisition candidates and the IPO, USC has conducted no significant operations during the period from its inception to the date of this Agreement, and, except for expenses it has incurred in connection with those activities, as of the date of this Agreement USC has no material liabilities that the Private Placement Memorandum does not disclose.

           Section    h.            Capitalization  of USC. The  authorized  and
                           outstanding Capital Stock of USC as of the date of this Agreement is as set forth in the Private Placement Memorandum. Except as the Private Placement Memorandum discloses, there will be no outstanding
                           Capital Stock of USC, and no options, warrants or other rights to acquire Capital Stock of USC, outstanding as of the IPO Closing Date.

           Section    i.            No Brokers.  Except as the Private Placement
                           Memorandum sets forth, USC has not, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (i) employed any broker, finder or agent or (ii) agreed to pay or incurred any obligation to pay any broker's or finder's fee, any sales commission or any similar form of compensation.

         Section 3.10 Private Placement Memorandum. At the date hereof the Private Placement Memorandum (other than the historical financial statements and the notes thereto of the Company and the historical information it contains respecting the Acquired Business and the Stockholders, to which this Section
3.10 does not apply) does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements it does contain not materially misleading in the light of the circumstances under which those statements were made.


                                   ARTICLE 4.

                    COVENANTS EXTENDING TO THE EFFECTIVE TIME

           Section    a.            Access and Cooperation;  Due Diligence.  (a)
                           From the date hereof and until the Effective Time, the Company will (i) afford to the Representatives of USC and each Other Founding Company reasonable access, during normal business hours and with reasonable prior notice, to all the key

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


                           employees, sites, properties, books and records of each of the Company and the Company Subsidiaries, provided that such access does not unreasonably interfere with the Company's business and operations,
                           (ii) provide USC with such additional financial and operating data and other information relating to the business and properties of each of the Company and the Company Subsidiaries as USC or any Other Founding Company may from time to time reasonably request and
                           (iii) cooperate with USC and each Other Founding Company and their respective Representatives in the preparation of any documents or other material that may be required in connection with any Transaction Documents or any Other Transaction Documents. Each Stockholder and the Company will treat, and will cause the Company's Representatives to treat, all Confidential Information obtained by them in connection with the negotiation and performance of this Agreement or the due diligence investigations conducted with respect to each Other Founding Company as confidential in accordance with the provisions of
                           Section 10.01. USC will cause each Other Founding Company to enter into a provision substantially identical to this Section 4.01 in order to require each Other Founding Company and its owners and Representatives to keep confidential any Confidential Information respecting any of the Company and the Company Subsidiaries that Other Founding Company or any of its Representatives obtains. Prior to the Effective Time, USC and the Other Founding Companies may provide Confidential Information respecting the Company and the Company Subsidiaries to (i) the Other Founding Companies and prospective Other Founding Companies and their respective Representatives, (ii) USC's actual and prospective financing sources and their respective Representatives, (iii) the Underwriter and its Representatives, (iv) prospective investors in the IPO, (v) USC's prospective insurance brokers and software or other information technology vendors and (vi) USC's Representatives, but otherwise will keep that Confidential Information confidential in accordance with the provisions of Section 10.01.

                  (b) Each of the Company and the Stockholders will use its commercially reasonable best efforts to secure, as soon as practicable after the date hereof, all approvals or consents of third Persons as may be necessary to enable them to consummate the transactions contemplated hereby. USC will use its best efforts to secure, as soon as practicable after the date

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


hereof, all approvals or consents of third Persons as may be necessary to enable USC and USC Sub to consummate the transactions contemplated hereby.

                  (c) From the date hereof and until the Effective Time, USC will (i) afford to the Representatives of the Company and the Stockholders access to all sites, properties, books and records of USC and USC Sub, (ii) provide the Company with such additional financial and operating data and other information relating to the business and properties of USC and USC Sub as the Company or any Stockholder may from time to time reasonably request and (iii) cooperate with the Company and the Stockholders and their respective Representatives in the preparation of any documents or other material which may be required in connection with any Transaction Documents.

                  (d) If this Agreement is terminated pursuant to Section 11.01, USC promptly will (i) return all written Confidential Information of the Company it and USC Sub then possess to the Company and (ii) use commercially reasonable efforts to facilitate the return to the Company of all Confidential Information of the Company that USC or any of its Representatives has provided to any Other Founding Company.

           Section    b.            Conduct of Business  Pending  the  Effective
                           Time. From the date hereof and until the Effective Time, the Company will, and will cause each Company Subsidiary to, except as and only to the extent set forth in Schedule 4.02:

                  (i) carry on its businesses in substantially the same manner as it has heretofore and not introduce any new methods of management, operation or accounting that in the aggregate are Material to the Acquired Business;

                  (ii) maintain its properties and facilities, including those held under leases, in as good working order and condition as at present, ordinary wear and tear excepted;

                  (iii) perform all its obligations under agreements relating to or affecting its assets, properties and other rights;

                  (iv) keep in full force and effect without interruption all its present insurance policies or other comparable insurance coverage;

                  (v) use reasonable commercial efforts to (A) maintain and preserve its business organization intact, (B) retain its present employees and (C) maintain its relationships with suppliers, customers and others having business relations with it;

                  (vi) comply with all applicable Governmental Requirements that in the aggregate are Material to the Acquired Business; and

                  (vii) except as this Agreement requires or expressly permits, maintain the instruments and agreements governing its outstanding Indebtedness and leases on their

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


         present terms and not enter into new or amended Indebtedness or lease instruments or agreements involving amounts over $10,000 in any single case or $100,000 in the aggregate, without the prior written consent of USC (which consent will not be unreasonably withheld).

           Section    c.            Prohibited Activities.  From the date hereof
                           and until the Effective Time, without the prior written consent of USC or unless as this Agreement requires or expressly permits, the Company will not, and will not permit any Company Subsidiary to, except as and only to the extent Schedule 4.03 sets forth:

                  (i) make any change in its Charter Documents;

                  (ii) issue any of its Capital Stock or issue or otherwise create any of its Derivative Securities;

                  (iii) make any Restricted Payment;

                  (iv) make any investments (other than Permitted Investments) in the Capital Stock, Derivative Securities or Indebtedness of any Person;

                  (v) enter into any contract or commitment or incur or agree to incur any liability or make any capital expenditures in a single transaction or a series of related transactions involving an aggregate amount of more than $10,000 otherwise than in the ordinary course of its business and consistent with its past practice;

                  (vi)  increase  or  commit or  promise  to  increase  the Cash
         Compensation payable or to become payable to any officer, director, stockholder, employee or agent, consultant or independent contractor of any of the Company and the Company Subsidiaries or make any discretionary bonus or management fee payment to any such Person, except bonuses or salary increases to employees (other than the Stockholders or their Immediate Family Members) at the times and in the amounts consistent with its past practice;

                  (vii) create, assume or permit to be created or imposed any Liens (other than Permitted Liens) upon any of its assets or properties, whether now owned or hereafter acquired, except for purchase money Liens incurred in connection with the acquisition of equipment with an aggregate cost not in excess of $10,000 and necessary or desirable for the conduct of the business of any of the Company and the Company Subsidiaries;

                  (viii) (A) adopt, establish, amend or terminate any ERISA Employee Benefit Plan, or any Other Compensation Plan or Employee Policies and Procedures or (B) take any discretionary action, or omit to take any contractually required action, if that action or omission could either (1) deplete the assets of any ERISA Employee Benefit Plan or any Other Compensation Plan or (2) increase the liabilities or obligations under any such plan;

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


                  (ix) sell, assign, lease or otherwise transfer or dispose of any of its owned or leased property or equipment otherwise than in the ordinary course of its business and consistent with its past practice;

                  (x) negotiate for the acquisition of any business or the start-up of any new business;

                  (xi) merge, consolidate or effect a share exchange with, or agree to merge, consolidate or effect a share exchange with, any other Entity;

                  (xii) waive any of its rights or claims that in the aggregate are Material to the Acquired Business, provided that it may negotiate and adjust bills in the course of good faith disputes with customers in a manner consistent with past practice, but such adjustments will not be deemed to be included in Schedule 4.03 unless the Supplemental Information lists them;

                  (xiii) commit breaches that in the aggregate are Material to the Acquired Business or amend or terminate any Material Agreement of the Acquired Business or any of its Governmental Approvals; or

                  (xiv) enter into any other transaction (i) outside the ordinary course of its business and consistent with its past practice or (ii) prohibited hereby.

           Section    d.            No  Shop.   Each  of  the  Company  and  the
                           Stockholders agrees that, from the date hereof and until the first to occur of the Effective Time or the termination of this Agreement in accordance with
                           Article XI, neither the Company nor any Stockholder, nor any of their respective officers and directors will, and the Company and each Stockholder will direct and use their reasonable best efforts to cause each of their respective Representatives not to, initiate, solicit, encourage or respond to, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to the Stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company (any such proposal or offer being an "Acquisition Proposal") or engage in any activities, discussions or negotiations concerning, or provide any Confidential Information respecting, the Acquired Business, any Other Founding Company or USC to, or have any discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The

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


                           Company and each Stockholder will: (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and each will take the steps necessary to inform the Persons referred to in the first sentence of this Section 4.04 of the obligations undertaken in this Section 4.04; and (ii) notify USC immediately if any such inquiries or proposals are received by, any such information is requested from or any such discussions or negotiations are sought to be initiated or continued with the Company or any Stockholder.

           Section    e.            Notice to  Bargaining  Agents.  Prior to the
                           Closing Date, the Company will (i) satisfy any requirement for notice of the transactions contemplated by this Agreement under applicable collective bargaining agreements and (ii) provide USC with proof that any required notice has been sent.

           Section    f.            Notification   of   Certain   Matters.   The
                           Stockholders and the Company will give prompt notice to USC of (i) the existence or occurrence of each condition or state of facts of which any of them become aware that will or reasonably could be expected to cause any representation or warranty of the Company or any Stockholder contained herein to be untrue or incorrect in any material respect at or prior to the Closing or on the IPO Closing Date and
                           (ii) any material failure of any Stockholder or the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by that Person hereunder. USC will give prompt notice to the Company of (i) the existence or occurrence of each condition or state of facts of which USC becomes aware that will or reasonably could be expected to cause any representation or warranty of USC or USC Sub contained herein to be untrue or inaccurate at or prior to the Closing or on the IPO Closing Date and (ii) any material failure of USC or USC Sub to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. The delivery of any notice pursuant to this Section 4.06 will not be deemed to
                           (i) modify the representations or warranties herein of the party delivering that notice, or any other party, which modification may be made only pursuant to Section 4.07, (ii) modify the conditions set forth or referred to in Article V or (iii) limit or otherwise

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


                           affect the remedies available hereunder to the party receiving that notice.

           Section    g.            Supplemental   Information.   Each   of  the
                           Company and the Stockholders agrees that, with respect to the representations and warranties of that party contained in this Agreement, that party will have the continuing obligation (except to the extent
                           Section 4.03 or 4.06 otherwise provides) until the Closing to provide USC promptly with such additional supplemental Information (collectively, the
                           "Supplemental Information"), in the form of (i) amendments to then existing Schedules or (ii) additional Schedules, as would be necessary, in the light of the circumstances, conditions, events and states of facts then known to the Company or any Stockholder, to make each of those representations and warranties true and correct as of the Closing and on the IPO Closing Date. For purposes only of determining whether the conditions to the obligations of USC and USC Sub which are specified in Section
                           5.03 have been satisfied, the Schedules as of the Closing Date will be deemed to be the Schedules as of the date hereof as amended or supplemented by the Supplemental Information provided to USC prior to the Closing pursuant to this Section 4.07; provided, however, that if the Supplemental Information so provided discloses the existence of circumstances, conditions, events or states of facts which, in any combination thereof, (i) have had a Material Adverse Effect that was not reflected in the determination of the Ceiling Amount or, in the sole judgment of USC (which will be conclusive for purposes of this
                           Section 4.07 and Article XI, but not for any purpose of Section 6.05 or Article VII), (ii) are having or will have a Material Adverse Effect, USC will be entitled  to  terminate  this  Agreement  pursuant to
                           Section 11.01(iv); and provided, further, that if USC is entitled to terminate this Agreement pursuant to
                           Section 11.01(iv), but elects not to do so, it will be entitled to treat as USC Indemnified Losses or USC Unindemnified Losses (which treatment will not prejudice the right of any Stockholder under Section
                           6.05 or Article VII, as applicable, to contest Damage Claims made by USC in respect of those USC Indemnified Losses or USC Unindemnified Losses), as applicable, all Damages to the Acquired Business which are attributable to the circumstances, conditions, events and states of facts first disclosed herein after the date hereof in the Supplemental

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


                           Information. USC will provide the Company with copies of the Registration Statement, including all pre-effective amendments thereto, promptly after the filing thereof with the SEC under the Securities Act.

           Section    h.            Cooperation in Connection  With the IPO. The
                           Company and the Stockholders will (i) provide USC, the Underwriter and their respective Representatives with all the Information concerning the Company or any of the Stockholders which is reasonably requested by USC, the Underwriter or their respective Representatives from time to time in connection with effecting the IPO and (ii) cooperate with USC and the Underwriter and their respective Representatives in the preparation and amendment of the Registration Statement (including the Financial Statements) and in responding to the comments of the SEC staff, if any, with respect thereto. The Company and each Stockholder agree promptly to (i) advise USC and their legal counsel if, at any time during the period in which a prospectus relating to the IPO is required to be delivered under the Securities Act, any information contained in the then current Registration Statement prospectus concerning the Company or the Stockholders becomes incorrect or incomplete in any material respect and (ii) provide USC and their legal counsel with the information needed to correct or complete that information. Prior to the time the Registration Statement or any post-effective amendment thereto becomes effective under the Securities Act, USC will provide an opportunity to review and comment with respect to that document to one counsel selected by a majority in number of the Founding Companies and reasonably satisfactory to USC.

           Section    i.            Additional Financial Statements. The Company
                           will furnish to USC:

                  (i) as soon as available and in any event within 30 days after the end of each of the Company's fiscal quarters which ends prior to the IPO Pricing Date, an unaudited balance sheet of the Acquired Business as of the end of that fiscal quarter and the related statements of income or operations, cash flows and stockholders' or other owners' equity for that fiscal quarter and for the period of the Acquired Business' fiscal year ended with that quarter, in each case
         (A) setting forth in comparative form the figures for the corresponding portion of the Acquired Business' previous fiscal year and (B) prepared on the same combined, consolidated or other basis on which the Initial Financial Statements were prepared in accordance with GAAP applied on basis consistent (1) throughout the periods indicated

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         (excepting  footnotes)  and (2) with the  basis  on which  the  Initial
         Financial Statements including the Current Balance Sheet were prepared; and

                  (ii) if requested by USC in connection with any amendment of the Registration Statement and promptly following any such request, such summary combined, consolidated or other operating or other financial information of the Acquired Business as of the end of either the first or second fiscal month in any of the Acquired Business' fiscal quarters as USC may request.

           Section    j.            Termination  of Plans.  If requested by USC,
                           the Company will, or will cause the applicable Company Subsidiary to, if permitted by all applicable Governmental Requirements to do so, terminate each Plan Schedule 2.27 identifies as a "Plan To Be Terminated" prior to the Effective Time.

           Section    k.            Disposition of Unwanted Assets.  At or prior
                           to  the   Closing,   the   Company   will   make  all
                           arrangements and take all such actions as are necessary and satisfactory to USC to dispose, prior to the Effective Time, of those assets of it or of one or more of the Company Subsidiaries which
                           Schedule 4.11 lists as unwanted assets.

           Section    l.            HSR  Act  Matters.  If USC  determines  that
                           filings  pursuant  to  and  under  the  HSR  Act  are
                           necessary or appropriate in connection with the effectuation of the Acquisition or the consummation of the acquisitions contemplated by the Other Agreements, and advises the Company in writing of that determination, the Company promptly will compile and file (or will cause its "ultimate parent entity" (as determined for purposes of the HSR Act) to file) under the HSR Act such information respecting it as the HSR Act requires of an Entity to be acquired, and the expiration or termination of the applicable waiting period and any extension thereof under the HSR Act will be deemed a condition precedent Section 5.01(b) sets forth. USC will assist the Company in its preparation of that information, if any.

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                                   ARTICLE 5.

             THE CLOSING AND CONDITIONS TO CLOSING AND CONSUMMATION



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           Section    a.            Conditions to the Obligations of Each Party.
                           (a) The obligation of each party hereto to take the actions contemplated to be taken by that party at the Closing is subject to the satisfaction on or before the Closing Date, or written waiver pursuant to
                           Section 10.04, of each of the following conditions:

                  (i) No Litigation. No Litigation shall be pending on the Closing Date to restrain, prohibit or otherwise interfere with, or to obtain material damages or other relief from USC, any Subsidiary of USC, the Company or any Company Subsidiary in connection with, the consummation of the Acquisition or the IPO;

                  (ii) Governmental Approvals. All Governmental Approvals (other than the acceptance for filing of the Certificates of Merger) required to be obtained by any of the Company, USC and USC Sub in connection with the consummation of the Acquisition and the IPO shall have been obtained; and

                  (iii) The Registration Statement. (A) The Registration Statement, as amended to cover the offering, issuance and sale by USC of such number of shares of USC Common Stock at the IPO Price (which need not be set forth in the Registration Statement when it becomes effective under the Securities Act) as shall yield aggregate cash proceeds to USC from that sale (net of the Underwriter's discount or commissions) in at least the amount (the "Minimum Cash Amount") that is sufficient, when added to the funds, if any, available from other sources (if any, and as set forth in the Registration Statement when it becomes effective under the Securities Act) (the "Other Financing Sources") to enable USC to pay or otherwise deliver on the IPO Closing Date (1) the total cash portion of the Acquisition Consideration then to be delivered pursuant to Paragraph 2, (2) the total cash portion of the acquisition consideration then to be delivered pursuant to the Other Agreements as a result of the consummation of the acquisition transactions contemplated thereby and (3) the total amount of Indebtedness of the Founding Companies and USC which the Registration Statement discloses at the time it becomes effective under the Securities Act will be repaid with proceeds received by USC from the IPO and the Other Financing Sources, shall have been declared effective under the Securities Act by the SEC; (B) no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and the SEC shall not have initiated or threatened to initiate Litigation for that purpose; and (C) the Underwriter shall have agreed in writing (the "Underwriting Agreement," which term includes the related pricing agreement, if any) to purchase from USC on a firm commitment basis for resale to the public initially at the IPO Price, subject to the conditions set forth in the Underwriting Agreement, such number of shares of USC Common Stock covered by the Registration Statement as, when multiplied by the price per share of USC Common Stock to be paid by the Underwriter to USC pursuant to the Underwriting Agreement, equals at least the Minimum Cash Amount.

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                  (b) The  obligation  of each party  hereto with respect to the actions to be taken on the IPO Closing Date is subject to the satisfaction on that date of each of the following conditions:

                  (i) No Litigation. No Litigation shall be pending on the IPO Closing Date to restrain, prohibit or otherwise interfere with, or to obtain material damages or other relief from USC or any Subsidiary of USC in connection with, the consummation of the Acquisition or the IPO;

                  (ii) Governmental Approvals. All Governmental Approvals required to be obtained by the Company, USC and USC Sub in connection with the consummation of the Acquisition and the IPO shall have been obtained; and

                  (iii) Closing of the IPO. USC shall have issued and sold shares of USC Common Stock to the Underwriter in accordance with the Underwriting Agreement for initial resale at the IPO Price and received payment therefor in an amount at least equal to the amount by which (A) the Minimum Cash Amount exceeds (B) the aggregate amount of funds actually received on the IPO Closing Date, if any, from any one or more of the Other Financing Sources.

           Section    b.            Conditions to the Obligations of the Company
                           and the Stockholders. (a) The obligations of the Company and each Stockholder with respect to actions to be taken by them at or before the Closing are subject to the satisfaction on or before the Closing Date, or the written waiver by the Company on behalf of itself and each Stockholder pursuant to Section 10.04, of (i) all the conditions Paragraph 5 and
                           Section 5.01(a) set forth and (ii) all the following conditions:

                  (A) Representations and Warranties. All the representations and warranties of USC in this Agreement shall be true and correct as of the Closing as though made at that time;

                  (B) Performance of Covenants. USC and USC Sub shall have complied with all their respective covenants in Article IV;

                  (C) Delivery of Documents. USC shall have delivered to the Company, with copies for each Stockholder:

                           (1)  a  USC  officer's  certificate   respecting  the
                  representations and warranties of USC in this Agreement and compliance with the covenants of USC and USC Sub in Article IV and in the form thereof attached as an exhibit to the Closing Memorandum;

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                           (2) an opinion  dated the Closing Date and  addressed
                  to the Company and the Stockholders from Counsel for USC and USC Sub substantially in the form thereof attached as an exhibit to the Closing Memorandum;

                           (3) a  certificate  of the secretary or any assistant
                  secretary of USC in the form thereof (without attachments thereto) attached as an exhibit to the Closing Memorandum and respecting, and to which is attached: (a) the Charter Documents of each of USC and USC Sub (certified by the Secretary of State of the State of Delaware in the case of its certificate of incorporation included therein); (b) the resolutions of the boards of directors of USC and USC Sub respecting the Transaction Documents and the transactions contemplated thereby; (c) a certificate respecting the incumbency and true signatures of the USC and USC Sub officers who execute the Transaction Documents on behalf of USC and USC Sub, respectively; and (d) a specimen certificate evidencing shares of USC Common Stock;

                           (4) the  Registration  Rights Agreement duly executed
                  and delivered by USC; and

                           (5) for USC,  a  certificate,  dated as of a  Current
                  Date, duly issued by the appropriate Governmental Authorities in the State of Delaware showing it to be in existence or good standing and authorized to do business in that State; and

                  (D) Incentive Plan. The Incentive Plan the Private Placement Memorandum describes shall be in full force and effect.

                  (b) The obligations of the Company and each Stockholder with respect to the actions to be taken on the IPO Closing Date are subject to the satisfaction on that date of (i) all the conditions Section 5.01(b) sets forth,
(ii) the condition that all the representations and warranties of USC in this Agreement shall be true and correct as of the IPO Closing Date as though made on that date, (iii) the condition that USC and USC Sub shall have complied with all their respective covenants in Article IV, (iv) the condition Section 5.02(a)(ii)(D) sets forth, (v) the condition that USC shall have delivered to the Company and each Stockholder a copy of (A) an opinion from Counsel for USC and USC Sub dated the IPO Closing Date and addressed to USC and providing the
Stockholders may rely thereon, respecting Section 351 of the Code and substantially in the form thereof attached as an exhibit to the Closing
Memorandum, and (B) a certificate of USC in substantially the form thereof attached to the form of opinion to which subclause (A) of this clause (v) refers and (vi) all the conditions Paragraph 5 sets forth, if any.

           Section    c.            Conditions to the Obligations of USC and USC
                           Sub. (a) The obligations of USC and USC Sub with respect to actions to be taken by them at or before the Closing are subject to the satisfaction on or before the Closing Date, or the written waiver by USC pursuant to Section 10.04, of (i)

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                           all the  conditions  Paragraph 5 and Section  5.01(a)
                           set forth and (ii) all the following conditions:

                  (A) Representations and Warranties. All the representations and warranties of the Stockholders and the Company in this Agreement shall be true and correct as of the Closing as though made at that time;

                  (B) Performance of Covenants. The Company and the Stockholders shall have complied with all their respective covenants in Article IV;

                  (C) Delivery of Documents. The Stockholders and the Company shall have delivered to USC:

                           (1) a  Company  officer's  certificate,  signed  by a
                  Responsible Officer, respecting the representations and warranties of the Stockholders and the Company in this Agreement and compliance with the covenants of the Stockholders and the Company in Article IV and in the form thereof attached as an exhibit to the Closing Memorandum;

                           (2) an opinion  dated the Closing Date and  addressed
                  to USC from Counsel for the Company and the Stockholders substantially in the form thereof attached as an exhibit to the Closing Memorandum;

                           (3) a  certificate  of the secretary or any assistant
                  secretary of the Company in the form thereof (without attachments thereto) attached as an exhibit to the Closing Memorandum and respecting, and to which is attached, (a) the Charter Documents of the Company; (b) the resolutions of the board of directors of the Company respecting the Transaction Documents and the transactions contemplated thereby; and (c) a certificate respecting the incumbency and true signatures of the Responsible Officers who execute the Transaction Documents on behalf of the Company;

                           (4) from each Stockholder, a certificate to the effect that no withholding is required under Section 1445 of the Code and in the form thereof attached as an exhibit to the Closing Memorandum, with the blanks appropriately filled, duly executed and delivered by that Stockholder;

                           (5) From each officer and director of the Company and
                  each Company Subsidiary, if any, a notice of resignation in the form thereof attached as an exhibit to the Closing Memorandum; and

                           (6) for each of the Company and the Company Subsidiaries, a certificate, dated as of a Current Date, duly issued by the appropriate Governmental Authorities in its Organization State and, in each other jurisdiction Schedule
                  2.02 lists for it,

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


                  showing it to be in good standing and authorized to do business in its Organization State and those other jurisdictions and that all state franchise and/or income tax returns and taxes due by it in its Organization State and those other jurisdictions for all periods prior to the Closing have been filed and paid.

                  (b) The obligations of USC and USC Sub with respect to the actions to be taken on the IPO Closing Date are subject to the satisfaction on that date of (i) all the conditions Section 5.01(b) sets forth, (ii) the condition that all the representations and warranties of the Stockholders and the Company in this Agreement shall be true and correct as of the IPO Closing Date as though made on that date, (iii) the condition that the Company and the Stockholders shall have complied with all their respective covenants in Article IV and (iv) the conditions Paragraph 5 sets forth, if any.


                                   ARTICLE 6.

                     COVENANTS FOLLOWING THE EFFECTIVE TIME

           Section    a.            Disclosure.   If,   subsequent  to  the  IPO
                           Pricing Date and prior to the 25th day after the date of the Final Prospectus, any Stockholder becomes aware of any fact or circumstance which would change (or, if after the Effective Time, would have changed) in any material respect a representation or warranty of the Company or any Stockholder in this Agreement or would affect any document delivered pursuant hereto in any material respect, that Stockholder will promptly give notice of that fact or circumstance to USC.

           Section    b.            Preparation and Filing of Tax Returns. After
                           the Effective Time, each party hereto will, and will cause its Affiliates to, provide to each of the other parties hereto such cooperation and information as any of them reasonably may request in filing any Return, amended Return or claim for refund, determining a liability for Taxes or a right to refund of Taxes or in conducting any audit or other proceeding in respect of Taxes. Subject to the second to last sentence of this Section 6.02, this cooperation will be at the expense of the requesting party. This cooperation and information shall include providing copies of all relevant portions of the relevant Returns, together with such accompanying schedules and work papers, documents relating to rulings or other determinations by Taxing Authorities and records concerning the ownership and Tax bases of property as are relevant which a party possesses. Each party will make its employees, if any, reasonably available on a mutually convenient basis at its cost

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


                           to provide an explanation of any documents or information so provided. Subject to the preceding sentence, each party required to file Returns pursuant to this Agreement will bear all costs attributable to the preparation and filing of those Returns. USC will not, directly or indirectly, take any action after the Effective Time that would disqualify the Merger as an exchange under Section 351 of the Code.

           Section    c.            Directors.  Effective  on  the  IPO  Closing
                           Date, USC will cause such corporate proceedings as on its part will be necessary to cause each of the persons who are named in the Private Placement Memorandum as persons who will become members of the board of directors of USC following the Effective Time (other than any such person who, after the date of the Private Placement Memorandum, declines to become a member of that board) to be initially appointed to that board when the Private Placement Memorandum so provides.

           Section    d.            Removal  of  Guaranties.  USC  will  use its
                           reasonable efforts to ensure that, within 90 days after the Effective Time, either (i) the Stockholder Guaranties, if any, Schedule 6.04 lists are terminated or (ii) the Indebtedness to which those Guaranties relate is retired; provided, however, that if USC is unable to effect the termination of any of those Guaranties or the retirement of any of that Indebtedness, USC will indemnify and hold harmless each Stockholder from and against any liabilities, claims, demands, judgments, losses, costs, damages or expenses whatsoever (including reasonable attorneys' fees) that Stockholder may sustain, suffer or incur and result from or arise out of or relate to that Guaranty or that Indebtedness, as the case may be.

           Section    e.            Survival of Representations  and Warranties.
                           (a) Notwithstanding any investigation at any time made by or on behalf of any party hereto, the representations and warranties set forth in Articles I, II and III and in any certificate delivered in connection herewith with respect to any of those representations and warranties will survive the closing and the Effective Time until the day that is two years from the Effective Time, whereupon they will terminate and expire, except as follows: (i) the representations and warranties of the Stockholders which relate expressly or by necessary implication to Taxes, ERISA or the Governmental

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                           Requirements  referred to in clause  (iii) of Section
                           7.02(a) will survive until the expiration of the applicable statutes of limitations (including all
                           periods  of   extension   and   tolling);   (ii)  the
                           representations and warranties of the Stockholders which relate expressly or by necessary implication to the environment or Environmental Laws will survive for a period of four years from the Effective Time; and (iii) the representations and warranties of the Company will terminate and expire at the Effective Time.

                  (b)  After a  representation  and  warranty  has  expired,  as
Section 6.05(a) provides, no Damage Claim constituting a USC Indemnified Loss will or may be made or prosecuted through Litigation or otherwise by any Person who would have been entitled to Damages on the basis of that representation and warranty prior to its termination and expiration, provided that: (i) the amount of that claim, if against any Stockholder, will be taken into account in determining whether the aggregate amount of all claims against that Stockholder has exceeded that Stockholder's Pro Rata Share of the Threshold Amount for purposes of Section 6.06; and (ii) in the case of each representation and warranty that will terminate and expire as this Section 6.05 provides, no Damage Claim presented in writing for Damages to the Person or Persons from which or whom those damages are sought on the basis of that representation and warranty prior to its termination and expiration will be affected in any way by that termination and expiration.

           Section    f.            Limitations  on  Damage  Claims.  (a) If USC
                           should have any Damage Claim hereunder following the Effective Time against any Stockholder which does not involve a USC Indemnified Loss (each such Damage Claim not involving a USC Indemnified Loss being an "USC Unindemnified Loss"), that Stockholder will not be liable to USC on account of that USC Unindemnified Loss unless the liability of that Stockholder in respect of that USC Unindemnified Loss, when aggregated with the liability of all Stockholders in respect of the sum of (i) all USC Unindemnified
                           Losses  and (ii)  all USC  Indemnified  Losses  under
                           Section 7.02(a), exceeds, and only to the extent the aggregate amount of all those USC Unindemnified Losses and USC Indemnified Losses does exceed, the Threshold Amount. In no event will (i) the aggregate joint and several liability of the Stockholders under this Agreement, including Section 7.02(a), exceed the Ceiling Amount or (ii) the aggregate liability of each Stockholder under this Agreement, including Sections 7.02(a) and 7.02(b), exceed that Stockholder's Pro Rata Share of the Ceiling Amount.
                           For purposes of determining the amount of USC Unindemnified Losses and USC Indemnified Losses, no

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


                           effect will be given to any resulting Tax benefit to USC or any other USC Indemnified Party.

                  (b) If any Stockholder should have any Damage Claim hereunder following the Effective Time against USC which does not involve a Stockholder Indemnified Loss (each such Damage Claim not involving a Stockholder Indemnified Loss being a "Stockholder Unindemnified Loss"), USC will not be liable to that Stockholder on account of that Stockholder Unindemnified Loss unless the liability of USC on account of that Stockholder Unindemnified Loss, when aggregated with the liability of USC in respect of the sum of (i) all Stockholder Unindemnified Losses for which it has become liable and (ii) all Stockholder Indemnified Losses for which it has become liable, exceeds, and only to the extent the aggregate amount of all those Stockholder Unindemnified Losses and Stockholder Indemnified Losses does exceed, the Threshold Amount. In no event will USC be liable under this Agreement, including Section 7.03, for any amount in excess of the Ceiling Amount. For purposes of determining the amount of Stockholder Unindemnified Losses and Stockholder Indemnified Losses, no effect will be given to any resulting Tax benefit to any Stockholder Indemnified Party.

                  (c) Neither any USC Unindemnified Loss nor any Stockholder Unindemnified Loss will include any consequential, exemplary, punitive or treble damage (including any loss of earnings or profits), and USC hereby releases each Stockholder, and each Stockholder hereby releases USC, in each case to the fullest extent applicable law permits, from liability for any such excluded Damage.

           Section    g.            Working Capital Adjustment. (a) This Section
                           6.07 uses the following terms with the meanings it assigns to them below:

                  "Adjustment Determination Date" means the date that is 30 days following delivery by USC of the Post-closing Statement to the Stockholders, unless the Independent Accountants determine any Computed Amount pursuant to Section 6.07(b), in which event the Adjustment Determination Date is the date the Independent Accountants deliver each determination in writing to USC.

                  "Current Balance Sheet Date Adjusted Working Capital" means the amount by which (i) the Current Balance Sheet Date Working Capital exceeds (ii) the sum of (A) the Current Balance Sheet Excess Cash and
         (B) the 1998 Restricted Payment Amount.

                  "Current Balance Sheet Excess Cash" means, as determined from the Current Balance Sheet, the amount by which (i) the total amount that is included and classified as current assets comprised of unrestricted cash and cash equivalents on that balance sheet exceeds
         (ii) the Minimum Cash Balance.

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                  "Computed  Amount"  means any of the  following:  (i) the Cash
         Balance; (ii) the Final Cash Balance;  (iii) the Final Working Capital;
         (iv) the 1999 Permitted Restricted Payment Amount; (v) the Negative Net Adjustment; and (vi) the Positive Net Adjustment.

                  "Final Balance Sheet" means a balance sheet of the Acquired Business as of the effective date USC uses to record the Acquisition in accordance with GAAP and which is prepared in accordance with GAAP on the same basis on which the Current Balance Sheet was prepared.

                  "Final  Cash  Balance"  means,  as  determined  from the Final
         Balance Sheet, the total amount that is included and classified as current assets comprised of unrestricted cash and cash equivalents on that balance sheet.

                  "Final Excess Cash" means the lesser of (i) the Current Balance Sheet Excess Cash or (ii) the amount, if any, by which the Final Cash Balance exceeds the Minimum Cash Balance.

                  "Final Working Capital" means, as determined from the Final Balance Sheet, the amount by which (i) the sum, without duplication of amounts, of all amounts that are included and classified as current assets on that balance sheet exceeds, or is exceeded by, (ii) the sum, without duplication of amounts, of all amounts that are included and classified as liabilities or as mandatorily redeemable Capital Stock on that balance sheet; provided, that if the Independent Accountants make the determination of any Computed Amount pursuant to Section 6.07(b), the amount equal to 50% of their fees and expenses which are attributable to their audit of the Final Balance Sheet and their making of that determination will be deemed a liability of the Acquired Business for the purpose of determining its Final Working Capital; and provided, further, that if at any time those current assets are exceeded by those liabilities and that Capital Stock, Final Working Capital will be expressed as a negative amount

                  "Negative Net Adjustment" means: (i) if the Current Balance Sheet Date Adjusted Working Capital is a positive amount, the amount, if any, by which the Current Balance Sheet Date Adjusted Working
         Capital exceeds the Final Working Capital; and (ii) if the Current Balance Sheet Date Adjusted Working Capital is a negative amount, the amount, if any, by which the Final Working Capital is more negative than the Current Balance Sheet Date Adjusted Working Capital.

                  "1999 Restricted Payment Amount" means, if the Company is subject to Subchapter S of the Code, the amount equal to the amount the Company records as income for the period beginning on January 1, 1999 and ending on the day preceding the IPO Closing Date in its accumulated adjustments account in accordance with the applicable provisions of the Code.

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                  "Positive Net Adjustment"  means, if the Current Balance Sheet
         Date Adjusted Working Capital is (i) a positive amount and the Final Working Capital is the same as or greater than that positive amount or
         (ii) a negative amount and the Final Working Capital is the same as or less negative than that negative amount, the lesser of the Current Balance Sheet Excess Cash or the Final Excess Cash.

                  (b) As soon as  practicable  and in any  event  within 75 days after the Effective Date, USC will cause to be prepared in writing and delivered to the Stockholders (i) the Final Balance Sheet and (ii) a statement (the "Post-closing Statement") setting forth each Computed Amount. The Final Balance Sheet and the Post-closing Statement will be final and binding on USC and the Stockholders unless, within 30 days following the delivery of the Post-closing Statement, any Stockholder notifies USC in writing that that Stockholder does not accept as correct one or more of the Computed Amounts the Post-closing Statement sets forth. If any Stockholder timely delivers that notice respecting the Post-closing Statement, the Independent Accountants will audit the Final Balance Sheet and determine each Computed Amount from that audited balance sheet within 30 days after the delivery to USC of that notice, and these determinations will be final and binding on USC and each Stockholder. If a Negative Net Adjustment is determined with finality pursuant to this Section 6.07(b), each Stockholder will, no later than 10 Houston, Texas business days after USC makes a written request therefor, pay in cash that Stockholder's Pro Rata Share of that Negative Net Adjustment, and if a Positive Net Adjustment is determined with finality pursuant to this Section 6.07(b), USC will, no later than 10 Houston, Texas business days after that determination, pay in cash to each Stockholder that Stockholder's Pro Rata Share of that Positive Net Adjustment, together, in the case of any amount payable by the Stockholders or USC pursuant to this Section 6.07(b), with interest on that sum at 8% per annum from (and including) the Effective Date to (but excluding) the Adjustment Determination Date.


                                   ARTICLE 7.

                                 INDEMNIFICATION

           Section    a.            In    Respect   of    Representations    and
                           Warranties. After a representation and warranty has terminated and expired as Section 6.05 provides, no indemnification will or may be sought pursuant to this Article VII on the basis of that representation and warranty by any Person who would have been entitled pursuant to this Article VII to indemnification on the basis of that representation and warranty prior to its termination and expiration, provided that, in the case of each representation and warranty that will terminate and expire as Section
                           6.05 provides, no claim presented in writing for indemnification pursuant to this Article VII on the basis of that representation and warranty prior to its termination and expiration will be affected in any way by that termination and expiration.

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           Section    b.            Indemnification of USC Indemnified  Parties.
                           (a) Subject to the applicable  provisions of Sections
                           7.01 and 7.06, the Stockholders covenant and agree that they, jointly and severally, will indemnify each USC Indemnified Party against, and hold each USC Indemnified Party harmless from and in respect of, all Third Party Claims that arise from, are based on or relate or otherwise are attributable to (i) any breach of the representations and warranties of the Stockholders or the Company set forth herein (other than in Article I) or in certificates delivered in
                           connection   herewith   (other  than  in  respect  of
                           certificates relating only to the representations and warranties in Article I), (ii) any nonfulfillment of
                           any   covenant  or  agreement  on  the  part  of  the
                           Stockholders  or the Company under this  Agreement or
                           (iii) any  liability  under the  Securities  Act, the
                           Exchange   Act  or  other   applicable   Governmental
                           Requirement which arises out of or is based on (A) any untrue statement or alleged untrue statement of a material fact relating to the Company and the Company Subsidiaries, or any of them, which is both (1) provided to USC or its counsel by the Company or the Stockholders in writing and (2) contained in any preliminary prospectus relating to the IPO, the Registration Statement or any prospectus forming a part thereof, or any amendment thereof or supplement thereto, or (B) any omission or alleged omission to state therein a material fact relating to the Company
                           and  the  Company  Subsidiaries,   or  any  of  them,
                           required to be stated  therein or  necessary  to make
                           the  statements  therein  not  misleading,   and  not
                           provided to USC or its counsel by the Company or the Stockholders in writing (each such Third Party Claim and each Third Party Claim Section 7.02(b) describes being an "USC Indemnified Loss").

                  (b) Each Stockholder, severally and not jointly with any other Person, covenants and agrees that he will indemnify each USC Indemnified Party against, and hold each USC Indemnified Party harmless from and in respect of, all Third Party Claims that arise from, are based on or relate or otherwise are attributable to (i) any breach of the representations and warranties of that Stockholder solely as to that Stockholder set forth in Article I or in certificates delivered by that Stockholder and relating to those representations and warranties, (ii) any nonfulfillment of any several, and not joint and several, agreement on the part of that Stockholder under this Agreement or (iii) any liability under the Securities Act, the Exchange Act or other applicable Governmental Requirement which arises out of or is based on (A) any untrue statement or alleged untrue statement of a material fact relating solely to that Stockholder which is both (1) provided to USC or its counsel by that Stockholder in writing and (2) contained in any preliminary prospectus relating to the IPO,

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


the Registration Statement or any prospectus forming a part thereof, or any amendment thereof or supplement thereto, or (B) any omission or alleged omission to state therein a material fact relating solely to that Stockholder required to be stated therein or necessary to make the statements therein not misleading, and not provided to USC or its counsel by that Stockholder in writing.

           Section    c.            Indemnification  of Stockholder  Indemnified
                           Parties. USC covenants and agrees that it will indemnify each Stockholder Indemnified Party against, and hold each Stockholder Indemnified Party harmless from and in respect of, all Third Party Claims that arise from, are based on or relate or otherwise are attributable to (i) any breach by USC of its representations and warranties set forth herein or in its certificates delivered to the Company or the Stockholders in connection herewith, (ii) any nonfulfillment of any covenant or agreement on the part of USC or USC Sub under this Agreement or (iii) any liability under the Securities Act, the Exchange Act or other applicable Governmental Requirement which arises out of or is based on (A) any untrue statement or alleged untrue statement of a material fact relating to USC or any Subsidiary of USC contained in any preliminary prospectus relating to the IPO, the Registration Statement or any prospectus forming a part thereof, or any amendment thereof or supplement thereto, or (B) any omission or alleged omission to state therein a material fact relating to USC or any Subsidiary of USC required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made (each such Third Party Claim being a "Stockholder Indemnified Loss").

           Section    d.            Conditions  of   Indemnification.   (a)  All
                           claims for indemnification under this Agreement shall be asserted and resolved as this Section 7.04 provides.

                  (b) A party claiming indemnification under this Agreement (an "Indemnified Party") shall promptly (i) notify the party from whom indemnification is sought (the "Indemnifying Party") of any Third Party Claim asserted against the Indemnified Party which could give rise to a right of indemnification under this Agreement and (ii) transmit to the Indemnifying Party a written notice (a "Claim Notice") describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to that claim (if any), an estimate of the amount of damages attributable to that claim to the extent feasible (which estimate will not be conclusive of the final amount of that claim) and the basis for the Indemnified Party's request for indemnification under this Agreement. Except as Section 7.01 sets forth, the failure to promptly deliver a Claim Notice will not relieve the Indemnifying Party of its obligations to the Indemnified Party with respect to the

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related  Third Party  Claim  except to the extent  that the  resulting  delay is materially prejudicial to the defense of that claim. Within 30 days after receipt of any Claim Notice (the "Election Period"), the Indemnifying Party must notify the Indemnified Party (i) whether the Indemnifying Party disputes its potential liability to the Indemnified Party under this Article VII with respect to that Third Party Claim and (ii) if the Indemnifying Party does not dispute its potential liability to the Indemnified Party with respect to that Third Party Claim, whether the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against that Third Party Claim.

                  (c) If the Indemnifying Party does not dispute its potential liability to the Indemnified Party and notifies the Indemnified Party within the Election Period that the Indemnifying Party elects to assume the defense of the Third Party Claim, then the Indemnifying Party will have the right to defend, at its sole cost and expense, that Third Party Claim by all appropriate proceedings, which proceedings the Indemnifying Party must prosecute diligently to a final conclusion or settle at its discretion in accordance with this
Section 7.04(c), and the Indemnified Party will furnish the Indemnifying Party with all information in its possession with respect to that Third Party Claim and otherwise cooperate with the Indemnifying Party in the defense of that Third Party Claim; provided, however, that the Indemnifying Party will not enter into any settlement with respect to any Third Party Claim that purports to limit the activities of, or otherwise restrict in any way, any Indemnified Party or any Affiliate of any Indemnified Party without the prior consent of that Indemnified Party (which consent may be withheld in the reasonable discretion of that Indemnified Party). The Indemnified Party is hereby authorized, at the sole cost and expense of the Indemnifying Party, to file, during the Election Period, any motion, answer or other pleadings that the Indemnified Party deems necessary or appropriate to protect its interests or those of the Indemnifying Party. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim the Indemnifying Party controls pursuant to this
Section 7.04(c) and will bear its own costs and expenses with respect to that participation; provided, however, that if the named parties to any such action (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party has been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party, then the Indemnified Party may employ separate counsel at the expense of the Indemnifying Party, and, on its written notification of that employment, the Indemnifying Party will not have the right to assume or continue the defense of that action on behalf of the Indemnified Party.

                  (d) If the  Indemnifying  Party (i) within the Election Period
(A) disputes its potential liability to the Indemnified Party under this Article VII, (B) elects not to defend the Indemnified Party pursuant to Section 7.04(c) or (C) fails to notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 7.04(c) or (ii) elects to defend the Indemnified Party pursuant to Section 7.04(c), but fails diligently and promptly to prosecute or settle the Third Party Claim, then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party (if the Indemnified Party is entitled to indemnification hereunder), the Third Party Claim by all appropriate proceedings, which proceedings the Indemnified Party must promptly and vigorously prosecute to a final conclusion or settlement,

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


provided that the Indemnified Party will not enter into any such settlement without the prior consent of the Indemnifying Party (which consent may not be unreasonably withheld) (provided that the Indemnifying Party shall be deemed to have consented to that settlement if the Indemnifying Party has not objected within five Houston, Texas business days after the Indemnified Party has provided the Indemnifying Party with a written notice setting forth the proposed terms of the settlement in reasonable detail). The Indemnified Party will have full control of such defense and proceedings. Notwithstanding the foregoing, if the Indemnifying Party has delivered a written notice to the Indemnified Party to the effect that the Indemnifying Party disputes its potential liability to the Indemnified Party under this Article VII and if that dispute is resolved in favor of the Indemnifying Party, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this
Section 7.04 or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses of that litigation. The Indemnifying Party may participate in, but not control, any defense or settlement the Indemnified Party controls pursuant to this Section 7.04(d), and the Indemnifying Party will bear its own costs and expenses with respect to that participation.

                  (e) Payments of all amounts owing by an Indemnifying Party pursuant to this Article VII relating to a Third Party Claim will be made within 30 days after the latest of (i) the settlement of that Third Party Claim, (ii) the expiration of the period for appeal of a final adjudication of that Third Party Claim or (iii) the expiration of the period for appeal of a final adjudication of the Indemnifying Party's liability to the Indemnified Party under this Agreement in respect of that Third Party Claim.

                  (f) If any Stockholder has any indemnification obligation to USC that becomes payable under Section 7.04(e) during the Restricted Period, that Stockholder may, with the written consent of USC (which shall not be unreasonably withheld) and within the payment period Section 7.04(e) prescribes, satisfy that obligation by transferring to USC such number of shares of USC Common Stock owned by that Stockholder as have an aggregate fair market value that most nearly approximates, but does not exceed, the amount of that obligation, provided that each of the following conditions is satisfied:

                  (i) USC shall receive good, valid and marketable title to all the shares so transferred free of all Liens;

                  (ii) that Stockholder shall have made such representations and warranties as to the title to the shares so transferred and the absence of Liens thereon as USC shall have reasonably requested;

                  (iii) the certificate or certificates representing USC Common Stock delivered by that Stockholder in satisfaction of his obligation shall be duly endorsed in blank, or shall be accompanied by stock powers in blank duly executed, by that Stockholder and shall have all necessary transfer tax and other revenue stamps, acquired at that Stockholder's expense, affixed and cancelled; and

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                  (iv)  the  other  terms  and   conditions  of  that  transfer,
         including  any  accounting,   legal  or  tax  consequences,   shall  be
         reasonably satisfactory to USC.

For purposes of this Section 7.04(f), the fair market value of a share of USC Common Stock will be the IPO Price (as adjusted, as appropriate, to give effect to each of the following effected after the IPO Closing Date: any subdivision or combination of outstanding shares of USC Common Stock, declaration by USC of a dividend payable in shares of USC Common Stock or capital reorganization or reclassification or other transaction involving an increase or reduction in the number of outstanding shares of USC Common Stock).

           Section    e.            Remedies Not  Exclusive.  The remedies  this
                           Agreement provides will not be exclusive of any other rights or remedies available to one party against any other party, either at law or in equity.

           Section    f.            Limitations    on    Indemnification.    (a)
                           Notwithstanding the provisions of Section 7.02(a), no Stockholder will be required to indemnify or hold harmless any of the USC Indemnified Parties on account of any USC Indemnified Loss under Section 7.02(a) unless the liability of the Company and the Stockholders in respect of that USC Indemnified Loss, when aggregated with the liability of all Stockholders in respect of the sum of (i) all USC Unindemnified Losses and (ii) all USC Indemnified Losses under Section 7.02(a), exceeds, and only to the extent the aggregate amount of all those USC Unindemnified Losses and USC Indemnified Losses does exceed, the Threshold Amount. In no event will (i) the aggregate joint and several liability of the Stockholders under this Agreement, including Section 7.02(a), exceed the Ceiling Amount or (ii) the aggregate liability of each Stockholder under this Agreement, including Sections 7.02(a) and 7.02(b), at any time exceed the amount by which (A) that Stockholder's Pro Rata Share of the Ceiling Amount exceeds (B) that Stockholder's Accrued Tax Liability at that time. "Accrued Tax Liability" means, with respect to any Stockholder at any time, the total federal income tax liability of that Stockholder which is attributable to the capital gain income that Stockholder previously has recognized, or will recognize in the taxable period including that time, in respect of the Acquisition Consideration that Stockholder has received pursuant to Paragraph 2 and
                           Section 6.07; provided, that the capital gain attributable to any taxable disposition of any share of USC Common Stock which that Acquisition Consideration includes will be determined for purposes of this

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                           definition as if that Stockholder had sold that share
                           at the IPO Price (as adjusted, as appropriate, to give effect to each of the following effected after the IPO Closing Date: any subdivision or combination
                           of   outstanding   shares   of  USC   Common   Stock,
                           declaration by USC of a dividend payable in shares of
                           USC  Common  Stock  or  capital   reorganization   or
                           reclassification of outstanding shares of USC Common Stock). For purposes of determining the amount any USC Indemnified Loss, the gross amount thereof will be reduced by (i) any correlative Tax benefit the applicable USC Indemnified Party actually realizes in the Tax year in which that determination is made, as reflected in any Return that USC Indemnified Party files with respect to that year, and (ii) any correlative insurance proceeds the applicable USC
                           Indemnified Party actually receives, net of any insurance premium (or increase in premium) that becomes due as a result of the claim that results in the payment of those proceeds.

                  (b)  Notwithstanding  the provisions of Section 7.03, USC will not be required to indemnify or hold harmless any of the Stockholder Indemnified Parties on account of any Stockholder Indemnified Loss unless the liability of USC in respect of that Stockholder Indemnified Loss, when aggregated with the liability of USC in respect of the sum of (i) all Stockholder Unindemnified Losses and (ii) all Stockholder Indemnified Losses, exceeds, and only to the extent the aggregate amount of all those Stockholder Unindemnified Losses and Stockholder Indemnified Losses does exceed, the Threshold Amount. In no event will USC be liable under this Agreement, including Section 7.03, for any amount in excess of the Ceiling Amount. For purposes of determining the amount any Stockholder Indemnified Loss, the gross amount thereof will be reduced by (i) any correlative Tax benefit the applicable Stockholder Indemnified Party actually realizes in the Tax year in which that determination is made, as reflected in any Return that Stockholder Indemnified Party files with respect to that year, and (ii) any correlative insurance proceeds the applicable Stockholder Indemnified Party actually receives, net of any insurance premium (or increase in premium) that becomes due as a result of the claim that results in the payment of those proceeds.


                                   ARTICLE 8.

                           LIMITATIONS ON COMPETITION

           Section    a.            Prohibited   Activities.   Each  Stockholder
                           agrees, severally and not jointly with any other Person, that he will not, during the period beginning on the date hereof and ending on the fifth anniversary of the IPO Closing Date,

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                           directly or indirectly,  for any reason,  for his own
                           account  or on behalf of or  together  with any other
                           Person:

                  (i) engage as an officer, director or in any other managerial capacity or as an owner, co-owner or other investor of or in, whether as an employee, independent contractor, consultant or advisor, or as a sales representative, dealer or distributor of any kind, in any business selling any products or providing any services in competition with the Acquired Business, USC or any Subsidiary of USC (all these entities collectively being "USC" for purposes of this Article VIII) within any Territory surrounding any plant or other operating facility in which the Acquired Business was engaged in business on the date hereof or immediately prior to the Effective Date (for purposes of this Article VIII, the "Territory" surrounding any plant or other operating facility will be: (A) the city, town or village in which that plant or facility is located, (B) the county or parish in which that plant or facility is located, (C) the counties or parishes contiguous to the county or parish in which that plant or facility is located, (D) the area located within 50 miles of that plant or facility, (E) the area located within 100 miles of that plant or facility and (F) the area in which that plant or facility regularly provides products or services at the locations of its customers);

                  (ii) call on or otherwise solicit any natural person who is at that time employed by USC in any managerial capacity with the purpose or intent of attracting that person from the employ of USC;

                  (iii) call on, solicit or perform services for, either directly or indirectly, any Person that at that time is, or at any time within two years prior to that time was, a customer of USC within any Territory, (A) for the purpose of soliciting or selling any product or service in competition with USC within that Territory and (B) with the knowledge of that customer relationship; or

                  (iv) call on or otherwise solicit any USC Acquisition Candidate, with the knowledge of that Entity's status as a USC Acquisition Candidate, for the purpose of acquiring that Entity or arranging the acquisition of that Entity by any Person other than USC.

Notwithstanding the foregoing, any Stockholder may own and hold as a passive investment up to 5% of the outstanding capital stock of a competing Entity if that class of capital stock is listed on a national stock exchange or included in the Nasdaq National Market.

           Section    b.            Damages.  Because of (i) the  difficulty  of
                           measuring economic losses to USC as a result of any breach by a Stockholder of his covenants in Section
                           8.01 and (ii) the immediate and irreparable damage that could be caused to USC for which it would have no other adequate remedy, each Stockholder agrees that USC may enforce the provisions of

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                           Section 8.01 by injunctions  and  restraining  orders
                           against that Stockholder if he breaches any of those provisions.

           Section    c.            Reasonable  Restraint.  The  parties  hereto
                           each agree that Sections 8.01 and 8.02 impose a reasonable restraint on the Stockholders in light of the activities and business of USC on the date hereof, the current business plans of USC and the investment by each Stockholder in USC as a result of the Acquisition.

           Section    d.            Severability;  Reformation. The covenants in
                           this Article VIII are severable and separate, and the unenforceability of any specific covenant in this
                           Article VIII is not intended by any party hereto to, and will not, affect the provisions of any other covenant in this Article VIII. If any court of competent jurisdiction determines that the scope, time or territorial restrictions Section 8.01 sets forth are unreasonable as applied to any Stockholder, the parties hereto, including that Stockholder, acknowledge their mutual intention and agreement that those restrictions be enforced to the fullest extent the court deems reasonable, and thereby will be reformed to that extent as applied to that Stockholder and any other Stockholder similarly situated.

           Section    e.            Independent  Covenant.  All the covenants in
                           this Article VIII are intended by each party hereto to, and will, be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of any Stockholder against USC, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by USC of any covenant in this Article VIII. It is specifically agreed that the time period Section 8.01 specifies will be computed in the case of each Stockholder by excluding from that computation any time during which that Stockholder is in violation of any provision of
                           Section 8.01. The covenants this Article VIII contains will not be affected by any breach of any other provision hereof by any party hereto.

           Section    f.            Materiality.    The    Company    and   each
                           Stockholder, severally and not jointly with any other Person, hereby agree that this Article VIII is a material and substantial part of the transactions this Agreement contemplates.

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                                   ARTICLE 9.

               ADDITIONAL DEFINITIONS AND DEFINITIONAL PROVISIONS

           Section    a.            Defined  Terms.  The  following  terms  this
                           Agreement uses have the meanings this Section 9.01 assigns to them.

                  "AA Account Balance" means as of any date, if the Company is subject to the pass-through tax provisions of subchapter S of the Code for any period ending on or immediately prior to that date, the amount then recorded in the accumulated adjustments account of the Company in accordance with the applicable provisions of the Code.

                  "Acquired Business" has the meaning Paragraph 1 specifies.

                  "Acquisition" has the meaning Paragraph 1 specifies.

                  "Acquisition   Consideration"  has  the  meaning  Paragraph  2
         specifies.

                  "Acquisition Proposal" has the meaning Section 4.04 specifies.

                  "Adjustment Determination Date" has the meaning Section 6.07 specifies.

                  "Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of Capital Stock of that Person, by contract or otherwise).

                  "Agreement" means this Agreement, including all attached Schedules, Annexes, Addenda and Exhibits, as each of the same may be amended, modified or supplemented from time to time pursuant to the provisions hereof or thereof.

                  "Capital Stock" means, with respect to: (i) any corporation, any share, or any depositary receipt or other certificate representing any share, of an equity ownership interest in that corporation; and
         (ii) any other Entity, any share, membership or other percentage interest, unit of participation or other equivalent (however designated) of an equity interest in that Entity.

                  "Cash Compensation" means, as applied to any employee, nonemployee director or officer of, or any natural person who performs consulting or other independent contractor services for, the Company or any Company Subsidiary, the wages, salaries, bonuses (discretionary and formula), fees and other cash compensation paid or payable by the Company and each Company Subsidiary to that employee or other natural person.

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                  "Ceiling Amount" has the meaning Paragraph 1 specifies.

                  "Certificate of Merger" means, if USC effects the Acquisition by means of a Merger, (i) the articles or certificate of merger respecting that Merger which contains the information required by the laws of Surviving Corporation's Organization State to effect that Merger and, if the Organization State of any Entity merged into the Surviving Corporation in that Merger is not the Organization State of the Surviving Corporation, (ii) the articles or certificate of merger respecting that Merger which contains the information required by the laws of that merged Entity's Organization State to effect that Merger.

                  "CERCLA"  means  the  Comprehensive   Environmental  Response,
         Conservation, and Liability Act of 1980.

                  "Charter Documents" means, with respect to any Entity at any time, in each case as amended, modified and supplemented at that time,
         (i) the articles or certificate of formation, incorporation or organization (or the equivalent organizational documents) of that Entity, (ii) the bylaws or limited liability company agreement or regulations (or the equivalent governing documents) of that Entity and
         (iii) each document setting forth the designation, amount and relative rights, limitations and preferences of any class or series of that Entity's Capital Stock or of any rights in respect of that Entity's Capital Stock.

                  "Claim Notice" has the meaning Section 7.04 specifies.

                  "Closing" has the meaning Paragraph 3 specifies.

                  "Closing Date" has the meaning Paragraph 1 specifies.

                  "Closing Memorandum" means the closing memorandum attached as an Exhibit to this Agreement.

                  "Code" means the Internal Revenue Code of 1986.

                  "Company" has the meaning Paragraph 1 specifies.

                  "Company Capital Stock" has the meaning Paragraph 1 specifies.

                  "Combined Companies" has the meaning Paragraph 1 specifies.

                  "Company Commitment" has the meaning Section 2.23 specifies.

                  "Company ERISA Benefit Plan" has the meaning Section 2.27 specifies.

                  "Company ERISA Pension Plan" has the meaning Section 2.27 specifies.

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


                  "Company Subsidiary" means at any time any Entity that is a Subsidiary of the Company at that time.

                  "Confidential Information" means, with respect to any Person, all trade secrets and other confidential, nonpublic and/or proprietary information of that Person, including information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, capital expenditure projects, cost summaries, pricing formulae, contract analyses, financial information, projections, confidential filings with any Governmental Authority and all other confidential, nonpublic concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of that Person.

                  "Current Balance Sheet" has the meaning Paragraph 1 specifies.

                  "Current Balance Sheet Date" has the meaning Paragraph 1 specifies.

                  "Current Balance Sheet Date Working Capital" has the meaning Paragraph 1 specifies.

                  "Current Date" means any day during the 20-day period ending on the Closing Date.

                  "Damage" to any specified Person means, except as Section 6.06(c) otherwise provides, any cost, damage (including any consequential, exemplary, punitive or treble damage) or expense (including reasonable fees and actual disbursements by attorneys, consultants, experts or other Representatives and Litigation costs) to, any fine of or penalty on or any liability (including loss of earnings or profits) of any other nature of that Person.

                  "Damage Claim" means, as asserted (i) against any specified Person, any claim, demand or Litigation made or pending against the specified Person for Damages to any other Person, or (ii) by the specified Person, any claim or demand of the specified Person against any other Person for Damages to the specified Person.

                  "DGCL" means the General Corporation Law of the State of Delaware.

                  "Derivative Securities" of a specified Entity means any Capital Stock, debt security or other Indebtedness of the specified Entity or any other Person which is convertible into or exchangeable for, or any option, warrant or other right to acquire, (i) any unissued Capital Stock of the specified Entity or (ii) any Capital Stock of the specified Entity which has been issued and is being held by the Entity directly or indirectly as treasury Capital Stock.

                  "Effective Time" has the meaning Paragraph 2 specifies.

                  "Election Period" has the meaning Section 7.04 specifies.

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                  "Employee  Policies  and  Procedures"  means  at any  time all employee manuals and all material policies, procedures and work-related rules that apply at that time to any employee, nonemployee director or officer of, or any other natural person performing consulting or other independent contractor services for, the Company or any Company Subsidiary.

                  "Employment  Agreement" means at any time any (i) agreement to which the Company or any Company Subsidiary is a party which then relates to the direct or indirect employment or engagement, or arises from the past employment or engagement, of any natural person by the Company or any Company Subsidiary, whether as an employee, a nonemployee officer or director, a consultant or other independent contractor, a sales representative or a distributor of any kind, including any employee leasing or service agreement and any noncompetition agreement, and (ii) agreement between the Company or any Company Subsidiary and any Person which arises from the sale of a business by that Person to the Company or any Company Subsidiary and limits that Person's competition with the Company or any Company Subsidiary.

                  "Entity" means any sole proprietorship, corporation, partnership of any kind having a separate legal status, limited liability company, business trust, unincorporated organization or association, mutual company, joint stock company or joint venture.

                  "Environmental   Laws"   means   any  and   all   Governmental
         Requirements relating to the environment or public or worker health or safety, including ambient air, surface water (including water management and runoff), land surface or subsurface strata, or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes (including Solid Wastes, Hazardous Wastes or Hazardous Substances) or noxious noise or odor into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, recycling, removal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes (including petroleum, petroleum distillates, asbestos or asbestos-containing material, volatile organic compounds, pesticides and polychlorinated biphenyls).

                  "ERISA" means the Employee Retirement Income Security Act of 1974.

                  "ERISA Affiliate" means, with respect to any specified Person at any time, any other Person, including an Affiliate of the specified Person, that is, or at any time within six years of that time was, a member of any ERISA Group of which the specified Person is or was a member at the same time.

                  "ERISA Affiliate Pension Plan" has the meaning Section 2.27 specifies.

                  "ERISA Employee Benefit Plan" means any "employee benefit plan" as defined in Section 3(3) of ERISA and includes any ERISA Pension Benefit Plan.

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


                  "ERISA Group" means any "group of organizations" within the meaning of Section 414(b), (c), (m) or (o) of the Code or any "controlled group" as defined in Section 4001(a)(14) of ERISA.

                  "ERISA Pension Benefit Plan" means any "employee pension benefit plan," as defined in Section 3(2) of ERISA, including any plan that is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code (excluding any Multiemployer
         Plan).

                  "Exchange Act" means the Securities Exchange Act of 1934.

                  "Final Balance Sheet" has the meaning Section 6.07 specifies.

                  "Final Prospectus" means the prospectus USC first furnishes to the Underwriter after the Registration Statement becomes effective under the Securities Act (whether or not Securities Act Rule 424(b) requires USC to file that prospectus with the SEC).

                  "Final   Working   Capital"  has  the  meaning   Section  6.07
         specifies.

                  "Financial Statements" means the Initial Financial Statements and the other financial statements of the Acquired Business, if any, delivered to USC pursuant to Section 4.09 prior to the Effective Time.

                  "Founding Company" has the meaning the Preliminary Statement specifies.

                  "GAAP" means, as applied to any of the Financial Statements, generally accepted accounting principles and practices in the United States as in effect from time to time which (i) have been concurred in by the Independent Accountants and (ii) have been or are applied on a basis consistent (except for changes concurred in by the Independent Accountants) with the most recent audited Financial Statements delivered to USC prior to the Effective Time.

                  "Governmental Approval" means at any time any authorization, consent, approval, permit, franchise, certificate, license, implementing order or exemption of, or registration or filing with, any Governmental Authority, including any certification or licensing of a natural person to engage in a profession or trade or a specific regulated activity, at that time.

                  "Governmental  Authority"  means  (i)  any  national,   state,
         county, municipal or other government, domestic or foreign, or any agency, board, bureau, commission, court, department or other instrumentality of any such government, or (ii) any Person having the authority under any applicable Governmental Requirement to assess and collect Taxes for its own account.

                  "Governmental Requirement" means at any time (i) any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, writ, edict, award, authorization or other

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


         requirement  of any  Governmental  Authority  in effect at that time or
         (ii) any obligation included in any certificate, certification, franchise, permit or license issued by any Governmental Authority or resulting from binding arbitration, including any requirement under common law, at that time.

                  "Guaranty" means, for any specified Person, without duplication, any liability, contingent or otherwise, of that Person guaranteeing or otherwise becoming liable for any obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any liability of the specified Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) that obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment of that obligation, (ii) to purchase property, securities or services for the purpose of assuring the owner of that obligation of its payment or
         (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay that obligation; provided, that the term "Guaranty" does not include endorsements for collection or deposit in the ordinary course of the endorser's business.

                  "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

                  "Immediate  Family Member" of a Stockholder means at any time:
         (i) if that Stockholder is a natural person, any child or grandchild (by blood or legal adoption) or spouse of that Stockholder at that time, or any child of that spouse; and (ii) if that Stockholder is an Entity whose ultimate beneficial owner is a natural person, or a natural person and his spouse, any child or grandchild (by blood or legal adoption) or spouse at that time (if not then an ultimate beneficial owner of that Entity), or any child of that spouse, of the ultimate beneficial owner or owners.

                  "Indebtedness" of any Person means, without duplication, (i) any liability of that Person (A) for borrowed money or arising out of any extension of credit to or for the account of that Person (including reimbursement or payment obligations with respect to surety bonds, letters of credit, bankers' acceptances and similar instruments), for the deferred purchase price of property or services or arising under conditional sale or other title retention agreements, other than trade payables arising in the ordinary course of business, (B) evidenced by notes, bonds, debentures or similar instruments, (C) in respect of leases (or other agreements conveying the right to use) property which GAAP as in effect on the date of this Agreement requires to be classified and accounted for as capital leases or (D) in respect of interest rate swap, cap or collar agreements or similar arrangements providing for the mitigation of that Person's interest rate risks either generally or under specific contingencies between that Person and any other Person, (ii) any liability secured by any Lien upon any property or assets of that Person (or upon any revenues, income or profits of that Person therefrom), whether or not that Person has assumed that liability or otherwise become liable for the payment thereof, (iii) any liability of others of the type described in the

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         preceding  clause  (i) or (ii) in  respect  of which  that  Person  has incurred, assumed or acquired a liability by means of a Guaranty.

                  "Indemnified Party" has the meaning Section 7.04 specifies.

                  "Indemnifying Party" has the meaning Section 7.04 specifies.

                  "Indemnity Notice" has the meaning Section 7.04 specifies.

                  "Independent Accountants" means Arthur Andersen LLP.

                  "Industry" means the industry involving the production and sale of ready-mixed concrete (including truck-mixed concrete) and other cement mixtures and pre-cast concrete products and any logical extension of or business activity reasonably related to any of the foregoing.

                  "Industry Laws" means any and all Governmental Requirements relating to the licensing or other regulation of the Industry, including: the Clean Air Act, 42 USC ss.ss. 401-7671q; the Clean Water Act, 33 USC ss.ss. 1251-1387; regulations of the Environmental Protection Agency, 40 C.F.R. ss.ss. 82.150-82.166; and state statutes governing licensure of facilities that operate in the Industry.

                  "Information" means written information, including (i) data, certificates, reports and statements (excluding Financial Statements) and (ii) summaries of unwritten agreements, arrangements, contracts, plans, policies, programs or practices or of unwritten amendments or modifications of, supplements to or waivers under any of the foregoing documents.

                  "IPO" means the first time a registration statement USC has filed under the Securities Act and respecting a primary underwritten offering by USC to the public of shares of USC Common Stock becomes effective under the Securities Act and USC issues and sells any of the shares registered by that registration statement to the Underwriter.

                  "IPO Closing Date" means the date on which USC first receives payment for the shares of USC Common Stock it sells to the Underwriter in the IPO.

                  "IPO Price" means the price per share of USC Common Stock which the cover page of the Final Prospectus sets forth as the "price to public."

                  "IPO Pricing Date" means the date, if any, on which USC and the Underwriter agree in the Underwriting Agreement to the price per share of USC Common Stock at which the Underwriter, subject to the terms and conditions of the Underwriting Agreement, will purchase newly issued shares of USC Common Stock from USC on the IPO Closing Date.

                  "IRCA" means the Immigration Reform and Control Act of 1986.

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                  "IRS" means the Internal Revenue Service.

                  "Lien" means, with respect to any property or asset of any Person (or any revenues, income or profits of that Person therefrom) (in each case whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise), (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof or
         (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors of that Person, including any "adverse claim" (as Section 8-302(b) of each applicable Uniform Commercial Code defines that term) in the case of any Capital Stock. For purposes of this Agreement, a Person will be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to that asset.

                  "Litigation" means any action, case, proceeding, claim, grievance, suit or investigation or other proceeding conducted by or pending before any Governmental Authority or any arbitration proceeding.

                  "Material" means, as applied to any Entity or the Acquired Business, material to the business, operations, property or assets, liabilities, financial condition or results of operations of that Entity and its Subsidiaries considered as a whole or the Acquired Business, as the case may be.

                  "Material Adverse Effect" means, with respect to the consequences of any fact or circumstance (including the occurrence or non-occurrence of any event) to the Acquired Business, that such fact or circumstance has caused, is causing or will cause, directly, indirectly or consequentially, singly or in the aggregate with other facts and circumstances, any Damages in excess of the Threshold Amount; provided that the foregoing shall not include the consequences of any fact or circumstance attributable to (i) factors affecting the Industry generally, (ii) general national, regional or local economic or financial conditions or (iii) changes in governmental or legislative laws, rules or regulation.

                  "Material Agreement" of any Entity means any contract or agreement (i) to which that Entity or any of its Subsidiaries is a party, or by which that Entity or any of its Subsidiaries is bound or to which any property or assets of that Entity or any of its Subsidiaries is subject and (ii) which is Material to that Entity.

                  "Merger" has the meaning the Preliminary Statement specifies.

                  "Minimum Cash Amount" has the meaning Section 5.01 specifies.

                  "Minimum Cash Balance" has the meaning Paragraph 1 specifies.

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                  "Moody's" means Moody's Investors Service, Inc.

                  "Multiemployer Plan" means a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA, Section 414 of the Code or Section 3(37) of ERISA.

                  "Negative  Net   Adjustment"  has  the  meaning  Section  6.07
         specifies.

                  "Organization State" means, as applied to (i) any corporation, its state or other jurisdiction of incorporation, (ii) any limited liability company or limited partnership, the state or other jurisdiction under whose laws it is formed, organized and existing in that legal form, and (iii) any other Entity, the state or other jurisdiction whose laws govern that Entity's internal affairs.

                  "Other Agreements" has the meaning the Preliminary Statement specifies.

                  "Other Compensation Plan" means any compensation arrangement, plan, policy, practice or program established, maintained or sponsored by the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary contributes, on behalf of any of its employees, nonemployee directors or officers or other natural persons performing consulting or other independent contractor services for the Company or any Company Subsidiary, (i) including all such arrangements, plans, policies, practices or programs providing for severance pay, deferred compensation, incentive, bonus or performance awards or the actual or phantom ownership of any Capital Stock or Derivative Securities of the Company or any Company Subsidiary, but (ii) excluding all Company ERISA Pension Plans and Employment Agreements.

                  "Other  Financing   Sources"  has  the  meaning  Section  5.01
         specifies.

                  "Other Founding Company" has the meaning the Preliminary Statement specifies.

                  "Other Transaction Documents" means the Other Agreements and the other written agreements, documents, instruments and certificates at any time executed pursuant to or in connection with the Other Agreements (other than the Transaction Documents and the Underwriting Agreement), all as amended, modified or supplemented from time to time.

                  "PBGC" means the Pension Benefit Guaranty Corporation.

                  "Permitted Investments" means: (i) at the time of purchase or other acquisition by the Company or any Company Subsidiary, (A) obligations issued or guaranteed by the United States of America with a remaining maturity not exceeding one year, (B) commercial paper with maturities of not more than 270 days and a published rating of not less than A-1 by S&P or P-1 by Moody's and (C) certificates of deposit and bankers' acceptances having maturities of not more than one year of any commercial bank or trust company if (1) that bank or trust company has a combined capital and surplus of at least $500,000,000 and (2) its unsecured

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


         long-term debt obligations, or those of a holding company of which it is a subsidiary, are rated not less than A- by S&P or A3 by Moody's; and (ii) other extensions of credit made by the Company or any Company Subsidiary to its retail customers in the ordinary course of its business and consistent with its past practices.

                  "Permitted Liens" means, as applied to the property or assets of any Person (or any revenues, income or profits of that Person therefrom): (i) Liens for Taxes if the same are not at the time due and delinquent; (ii) Liens of carriers, warehousemen, mechanics, laborers and materialmen for sums not yet due; (iii) Liens incurred in the ordinary course of that Person's business in connection with worker's compensation, unemployment insurance and other social security legislation (other than pursuant to ERISA or Section 412(n) of the
         Code); (iv) Liens incurred in the ordinary course of that Person's business in connection with deposit accounts or to secure the performance of bids, tenders, trade contracts, statutory obligations, surety and appeal bonds, performance and return-of-money bonds and other obligations of like nature; (v) easements, rights-of-way, reservations, restrictions and other similar encumbrances incurred in the ordinary course of that Person's business or existing on property and not materially interfering with the ordinary conduct of that Person's business or the use of that property; (vi) defects or irregularities in that Person's title to its real properties which do not materially (A) diminish the value of the surface estate or (B) interfere with the ordinary conduct of that Person's business or the use of any of such properties; (vii) any interest or title of a lessor of assets that Person is leasing pursuant to any capital lease Schedule
         2.18 lists or any lease that, pursuant to GAAP, would be accounted for as an operating lease; and (viii) Liens securing purchase money Indebtedness Schedule 2.17 or 2.18 lists, so long as those Liens do not attach to any property or assets other than the properties or assets purchased with the proceeds of that Indebtedness.

                  "Person" means any natural person, Entity, estate, trust, union or employee organization or Governmental Authority or, for the purpose of the definition of "ERISA Affiliate," any trade or business.

                  "Plan" has the meaning Section 2.28 specifies.

                  "Pre-Acquisition   Claims"  has  the  meaning   Section  10.12
         specifies.

                  "Positive  Net   Adjustment"  has  the  meaning  Section  6.07
         specifies.

                  "Pre-Acquisition   Matters"  has  the  meaning  Section  10.12
         specifies.

                  "Private Placement Memorandum" means the Private Placement Memorandum of USC dated March 20, 1999 and relating to the offer of USC Common Stock in connection with the Acquisition.

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                  "Prohibited  Transaction" means any transaction either Section
         4975 of the Code or Section 406 of ERISA prohibits and neither Section 4975 of the Code nor Section 408 of ERISA exempts.

                  "Proprietary Rights" means (i) patents, applications for patents and patent rights, (ii) in each case, whether registered, unregistered or under pending registration, trademark rights, trade names, trade name rights, corporate names, business names, trade styles or dress, service marks and logos and other trade designations and copyrights and, in the case of the Company or any Company Subsidiary,
         (iii) all agreements relating to the technology, know-how or processes used in any business of the Company or any Company Subsidiary.

                  "Pro Rata Share" has the meaning Paragraph 1 specifies.

                  "Qualified Plans" has the meaning Section 2.28 specifies.

                  "RCRA"  means the  Resource  Conservation  and Recovery Act of
         1976.

                  "Registration Rights Agreement" means the registration rights agreement to be executed and delivered at the Closing by USC and the Stockholders electing to be parties thereto in the form thereof attached as Exhibit 9.01, with the blanks appropriately filled.

                  "Registration Statement" means the registration statement, including (i) each preliminary prospectus it contains prior to the date on which it becomes effective under the Securities Act (including any prospectus USC files with the SEC pursuant to Securities Act Rule 424(b)), (ii) the Final Prospectus and (iii) any amendments thereof and all supplements and exhibits thereto, USC files with the SEC to register shares of USC Common Stock under the Securities Act for public offering and sale in the IPO.

                  "Related Party Agreement" means any contract or other agreement, written or oral, (i) to which the Company or any Company Subsidiary is a party or is bound or by which any property of the Company or any Company Subsidiary is bound or may be subject and (ii)
         (A) to which any Stockholder or any of that Stockholder's Related Persons or Affiliates (other than any other Entity included in the Acquired Business) also is a party, (B) of which any Stockholder or any of that Stockholder's Related Persons or Affiliates (other than any other Entity included in the Acquired Business) is a beneficiary or (C) as to which any transaction contemplated thereby properly would be characterized (without regard to the amount involved) as a related party transaction for purposes of applying the disclosure requirements of GAAP or the SEC applicable to the financial statements of the Acquired Business which the Registration Statement includes.

                  "Related Person" of a Stockholder means: (i) if that Stockholder is a natural person, (A) any Immediate Family Member of that Stockholder, (B) any Estate of that Stockholder or any Immediate Family Member of that Stockholder, (C) the trustee of any inter vivos or testamentary trust of which all the beneficiaries are Related Persons of that Stockholder and

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


         (D) any Entity the entire equity interest in which is owned by any one or more of that Stockholder and Related Persons of that Stockholder; and (ii) if that Stockholder is an Entity, Estate or trust, (A) any Person who owns an equity interest in that Stockholder on the date hereof, (B) any Person who would be a Related Person under clause (i) of this definition of a natural person who is an ultimate beneficial owner of that Stockholder or (C) any other Entity the entire equity interest in which is owned by any one or more of that Stockholder and Related Persons of that Stockholder. In this definition, "Estate" means, as to any natural person who has died or been adjudicated mentally incompetent by a court of competent jurisdiction, (i) that person's estate or (ii) the administrator, conservator, executor, guardian or representative of that estate.

                  "Reportable Event" means, with respect to any Company ERISA Pension Plan, (i) the occurrence of any of the events set forth in
         Section 4043(b) or (c) (other than a Reportable Event as to which the provision of 30 days' notice to the PBGC is waived under applicable regulations), 4062(e) or 4063(a) of ERISA with respect to that plan,
         (ii) any event requiring the Company or any ERISA Affiliate to provide security to that plan under Section 401(a)(29) of the Code or (iii) any failure to make a payment Section 412(m) of the Code requires with respect to that plan.

                  "Representatives" means, with respect to any Person, the directors, officers, employees, Affiliates, accountants (including independent certified public accountants), advisors, attorneys, consultants or other agents of that Person, or any other representatives of that Person or of any of those directors, officers, employees, Affiliates, accountants (including independent certified public accountants), advisors, attorneys, consultants or other agents.

                  "Restricted Payment" means, with respect to any Entity at any time, any of the following that Entity effects: (i) any declaration or payment of any dividend or other distribution, direct or indirect, on account of any Capital Stock of that Entity or any Affiliate of that Entity; (ii) any direct or indirect redemption, retirement, purchase or other acquisition for value of, or any direct or indirect purchase, payment or sinking fund or similar deposit for the redemption, retirement, purchase or other acquisition for value of, or to obtain the surrender of, any then outstanding Capital Stock of that Entity or any Affiliate of that Entity or any then outstanding warrants, options or other rights to acquire or subscribe for or purchase unissued or treasury Capital Stock of that Entity or any Affiliate of that Entity; or (iii) any payment or distribution of, or any commitment to pay or distribute, any cash or other property if, for purposes of the Code, that payment or distribution would (or reasonably could be expected to) constitute a constructive dividend to any Stockholder.

                  "Restricted Period" has the meaning Section 10.14 specifies.

                  "Returns" of a Person means the returns, reports or statements
         (including  any  information  returns)  any  Governmental   Requirement
         requires that Person to file for purposes of any Tax.

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


                  "SEC" means the Securities and Exchange Commission.

                  "Securities Act" means the Securities Act of 1933.

                  "Solid Wastes, Hazardous Wastes or Hazardous Substances" have the meanings ascribed to those terms in CERCLA, RCRA or any other Environmental Law applicable to the business or operations of the Company or any Company Subsidiary which imparts a broader meaning to any of those terms than does CERCLA or RCRA.

                  "S&P" means Standard and Poor's Rating Services.

                  "Stockholder Indemnified Party" means (i) each Stockholder and each of that Stockholder's Affiliates (other than the Company, any of the other Combined Companies, if any, or any Subsidiary of any of the Combined Companies, if any, or, following the Effective Time, the Surviving Corporation or USC or any of its Subsidiaries, if the Stockholder is an Affiliate of USC), agents and counsel and (ii) prior to the Effective Time, the Company and each of its officers, directors, employees, agents and counsel who are not Stockholder Indemnified Parties within the meaning of clause (i) of this definition.

                  "Stockholder Indemnified Loss" has the meaning Section 7.03 specifies.

                  "Stockholder Unindemnified Loss" has the meaning Section 6.06 specifies.

                  "Subsidiary" of any specified Person at any time, means any Entity a majority of the Capital Stock of which is at that time owned or controlled, directly or indirectly, by the specified Person.

                  "Supplemental   Information"  has  the  meaning  Section  4.07
         specifies.

                  "Tax" or "Taxes" means all net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental or other taxes, assessments, duties, fees, levies or other governmental charges or assessments of any nature whatever imposed by any Governmental Requirement, whether disputed or not, together with any interest, penalties, additions to tax or additional amounts with respect thereto.

                  "Taxing Authority" means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

                  "Termination Date" has the meaning Paragraph 1 specifies.

                  "Termination Event" means, with respect to any Company ERISA Pension Plan, (i) any Reportable Event with respect to that plan which is likely to result in the termination of that plan, (ii) the termination of, or the filing of a notice of intent to terminate, that plan or the treatment of any amendment to that plan as a termination under
         Section 4041(c) of ERISA or (iii) the institution of proceedings to terminate, or the appointment of a trustee to administer, that plan under Section 4042 of ERISA.

                  "Third Party Claim" means any claim asserted by any Person that or who is not a party to this Agreement against any Indemnified Party.

                  "Threshold Amount" means 1% of the Ceiling Amount.

                  "Transaction Document" means this Agreement, the Certificates of Merger, the Registration Rights Agreement and the other written agreements, documents, instruments and certificates executed pursuant to or in connection with this Agreement (other than the Other Transaction Documents and the Underwriting Agreement), including those
         Article V specifies are to be delivered at or before the Closing, all as amended, modified or supplemented from time to time.

                  "Transfer Taxes" has the meaning Section 10.05 specifies.

                  "Underwriter" means collectively (i) the investment banking firms that prospectively may enter into the Underwriting Agreement and
         (ii) from and after the IPO Pricing Date, the investment banking firms parties to the Underwriting Agreement.

                  "Underwriting Agreement" has the meaning Section 5.01(a)(iii) specifies.

                  "USC Acquisition Candidate" means any Entity (i) which the Acquired Business or any Entity the Acquired Business includes or USC has called on in connection with the possible acquisition by any of them of that Entity or (ii) of which any of them has made an acquisition analysis, in any case where such Entity is engaged in any aspect of the Industry.

                  "USC Common Stock" means the common stock, par value $.001 per share, of USC.

                  "USC Indemnified Loss" has the meaning Section 7.02 specifies.

                  "USC Indemnified Party" means USC and its Affiliates and each of their respective officers, directors, employees, agents and counsel; provided, however, that no Person who indemnifies USC Indemnified Parties in this Agreement in his capacity as a Stockholder will be a USC Indemnified Party for purposes of this Agreement, notwithstanding that the Person is a USC Indemnified Party for purposes of one or more of the Other Agreements.

                  "USC Sub Common Stock" has the meaning Paragraph 1 specifies.

                  "USC   Unindemnified   Loss"  has  the  meaning  Section  6.06
         specifies.

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                  "Welfare  Plan" means an "employee  welfare  benefit  plan" as defined in Section 3(1) of ERISA.

                  "Wholly Owned Subsidiary" means any corporation or other Entity all of whose outstanding Capital Stock on a fully diluted basis the Company owns and controls, directly or indirectly through another Wholly Owned Subsidiary.

                  "Working Capital Adjustment" has the meaning Section 6.07 specifies.

           Section    b.            Other Defined  Terms.  Words and terms these
                           Uniform Provisions use which are defined elsewhere in this Agreement are used herein as therein defined.

           Section    c.            Other Definitional Provisions. (a) Except as
                           this Agreement otherwise specifies, all references herein to any Governmental Requirement defined or referred to herein, including the Code, CERCLA, ERISA, the Exchange Act, RCRA and the Securities Act, are references to that Governmental Requirement or any successor Governmental Requirement, as the same may have been amended or supplemented from time to time, and any rules or regulations promulgated thereunder.

                  (b) This Agreement uses the words "herein," "hereof" and "hereunder" and words of similar import to refer to this Agreement as a whole and not to any provision of this Agreement, and the words "Article," "Paragraph," "Section," "Preliminary Statement," "Annex," "Addendum," "Schedule" and "Exhibit" refer to Articles, Paragraphs and Sections of, the Preliminary Statement in, and Annexes, Addenda, Schedules and Exhibits to, this Agreement unless it otherwise specifies.

                  (c) Whenever the context so requires, the singular number includes the plural and vice versa, and a reference to one gender includes the other gender and the neuter.

                  (d) The word "including" (and, with correlative meaning, the word "include") means including, without limiting the generality of any description preceding such word, and the words "shall" and "will" are used interchangeably and have the same meaning.

                  (e) The phrase "to the knowledge of the Company" or phrases with similar wording, when used in this Agreement to qualify any representation or warranty Article II contains, means the collective knowledge, after reasonable investigation, of each Stockholder and each other Person who holds a management position with the Company as of the date hereof; provided, however, that if any Governmental Requirement referred to in any such representation or warranty specifies a different meaning for that phrase, the meaning that Governmental Requirement specifies will apply for purposes of that representation and warranty.

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


           Section    d.            Captions.  This Agreement  includes captions
                           to Articles, Paragraphs, Sections and subsections of, and Annexes, Addenda, Schedules and Exhibits to, this Agreement or any other Transaction Document for convenience of reference only, and these captions do not constitute a part of this Agreement or any other Transaction Document for any other purpose or in any way affect the meaning or construction of any provision of this Agreement or any other Transaction Document.


                            ARTICLE 10.

                        GENERAL PROVISIONS

           Section    a.            Treatment of Confidential  Information.  (a)
                           Each of the Company and the Stockholders, severally and not jointly with any other Person, acknowledges that it has or may have had in the past, currently has and in the future may have access to Confidential Information of the Company and the Company Subsidiaries, the Other Founding Companies and their Subsidiaries and USC and its Subsidiaries. Each of the Company and the Stockholders, severally and not jointly with any other Person, agrees that it will keep confidential all that Confidential Information furnished to it and, except with the specific prior written consent of USC, will not disclose that Confidential Information to any Person except (i) Representatives of USC and (ii) its own Representatives, provided that these Representatives (other than counsel) agree to the confidentiality provisions of this Section 10.01; provided, however, that, for purpose of this Section 10.01(a), Confidential Information does not include such information as (i) becomes known to the public generally through no fault of any Stockholder, (ii) is required to be disclosed by law or the order of any Governmental Authority under color of law, provided, that prior to disclosing any information pursuant to this clause (ii), each Stockholder will give prior written notice thereof to USC and provide USC with the opportunity to contest that disclosure, or (iii) the disclosing party reasonably believes is required to be disclosed in connection with the defense of a lawsuit against the disclosing party. In the event of a breach or threatened breach by any Stockholder of the provisions of this Section 10.01 with respect to any Confidential Information, USC will be entitled to an injunction restraining that Stockholder from disclosing, in

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                           whole  or in  part,  that  Confidential  Information.
                           Nothing herein shall be construed as prohibiting USC from pursuing any other available remedy for such breach or threatened breach, including the recovery of damages.

                  (b) Because of (i) the difficulty of measuring economic losses as a result of the breach of the foregoing covenants in Section 10.01(a) and
(ii) the immediate and irreparable damage that would be caused to USC for which it would have no other adequate remedy, each of the Company and the Stockholders agrees that USC may enforce the provisions of Section 10.01(a) by injunctions and restraining orders against each of them who breaches any of those provisions.

                  (c) USC acknowledges that it has or may have had in the past, currently has and in the future may have access to Confidential Information of the Company and the Company Subsidiaries. USC agrees that, until the Effective Time, it will keep confidential all that Confidential Information furnished to it and, except with the specific prior written consent of the Company, will not disclose that Confidential Information to any Person prior to the Effective Time except as Section 4.01(a) contemplates; provided, however, that, for purposes of this Section 10.01(c), Confidential Information does not include such information as (i) becomes known to the public generally through no fault of USC, (ii) is required to be disclosed by law or the order of any Governmental Authority under color of law, provided, that prior to disclosing any information pursuant to this clause (ii), USC will, if possible, give prior written notice thereof to the Company and provide the Company with the opportunity to contest that disclosure, or (iii) USC reasonably believes is required to be disclosed in connection with the defense of a lawsuit against it. In the event of a breach or threatened breach by USC of the provisions of this Section 10.01 with respect to any Confidential Information, the Company will be entitled to an injunction restraining USC from disclosing, in whole or in part, that Confidential Information. Nothing herein shall be construed as prohibiting the Company from pursuing any other available remedy for such breach or threatened breach, including the recovery of damages.

                  (d) Because of (i) the difficulty of measuring economic losses as a result of the breach of the foregoing covenants in Section 10.01(c) and
(ii) the immediate and irreparable damage that would be caused to the Company for which it would have no other adequate remedy, USC agrees that the Company may enforce the provisions of Section 10.01(c) by injunctions and restraining orders against it.

                  (e) The obligations of the parties under this Section 10.01 will survive the termination of this Agreement.

           Section    b.            Brokers and Agents.  Except as Schedule 1.04
                           sets forth, the Stockholders jointly and severally represent and warrant to USC that the Company has not directly or indirectly employed or become obligated to pay any broker or similar agent in connection with the transactions contemplated hereby and agree, without regard to the

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                           Threshold Amount limitations  Article VII sets forth,
                           to indemnify USC against all Damage Claims arising out of claims for any and all fees and commissions of
                           brokers  or  similar  agents   employed  or  promised
                           payment by the Company.

           Section    c.            Assignment;  No Third  Party  Beneficiaries.
                           This Agreement and the rights of the parties hereunder may not be assigned (except by operation of law) and will be binding on and inure to the benefit of the parties hereto, the successors of USC and the heirs and legal representatives of the Stockholders (and, in the case of any trust, the successor trustees of that trust). Neither this Agreement nor any other Transaction Document is intended, or shall be construed, deemed or interpreted, to confer on any Person not a party hereto or thereto any rights or remedies hereunder or thereunder, except as the final sentence of Section 1.05, Article VII and Section
                           10.12 provide or as otherwise provided expressly herein or therein.

           Section    d.            Entire Agreement;  Amendment;  Waivers. This
                           Agreement and the documents delivered pursuant hereto constitute the entire agreement and understanding among the Stockholders, the Company, USC Sub and USC and supersede all prior agreements and understandings, both written and oral, relating to the subject matter of this Agreement. This Agreement may be amended, modified or supplemented, and any right hereunder may be waived, if, but only if, that amendment, modification, supplement or waiver is in writing and signed by the Stockholders entitled to receive at least 80% of the total Acquisition Consideration, the Company and USC; provided, however, that no such amendment, modification, supplement or waiver will be effective unless it is signed by each Stockholder affected thereby to the extent that it (i) changes the several nature of that Stockholder's representations and warranties (to the extent they are not already joint and several as
                           Article II and Section 10.02 provide), (ii) reduces the amount, or changes the components, of the Acquisition Consideration that Stockholder is entitled to receive pursuant to Paragraph 2 or (iii) amends or waives this sentence. The waiver of any of the terms and conditions hereof shall not be construed or interpreted as, or deemed to be, a waiver of any other term or condition hereof.

           Section    e.            Expenses.  Whether  or not the  transactions
                           contemplated hereby are consummated, (i) USC will pay the fees, expenses and disbursements of USC and its Subsidiaries and their Representatives in connection with the subject matter of this Agreement and any amendments thereto, including all costs and expenses incurred in the performance of and compliance with all conditions to be performed by USC and USC Sub under this Agreement, and (ii) the Stockholders will pay, from personal funds, and not from funds of the Company or any Company Subsidiary, all sales, use, transfer and other similar taxes (collectively, "Transfer Taxes") and fees incurred in connection with the transactions contemplated hereby, including the fees, expenses and disbursements counsel for the Company and the Stockholders incur in connection with the subject matter of this Agreement; provided, however, that the Stockholders may cause the Company to pay the reasonable and customary fees, expenses and disbursements of counsel for the Company and the Stockholders incurred in connection with the subject matter of this Agreement on or before the IPO Closing Date to the extent those fees, expenses and disbursements have been paid on or prior to the IPO Closing Date or are recorded as liabilities on the Final Balance Sheet. The Stockholders will file all necessary documentation and Returns with respect to all Transfer Taxes. In addition, each Stockholder acknowledges that he, and not the Company or USC or the Surviving Corporation, will pay all Taxes due on receipt of the consideration payable to that
                           Stockholder pursuant to the transactions this Agreement contemplates.

           Section    f.            Notices.  All notices  required or permitted
                           hereunder must be in writing and will be deemed to be delivered and received (i) if personally delivered or if delivered by telex, telegram, facsimile or courier service, when actually received by the party to whom notice is sent or (ii) if delivered by mail (whether actually received or not), at the close of business on the third Houston, Texas business day next following the day when placed in the mail, postage prepaid, certified or registered, addressed to the appropriate party or parties, at the address of such party or parties set forth below (or at such other address as such party may designate by written notice to all other parties in accordance herewith):

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


                  (i)      if to USC or USC Sub, addressed to it at:

                           U.S. Concrete, Inc.
                           1360 Post Oak Boulevard, Suite 800
                           Houston, Texas 77056
                           Attn.:  Chief Executive Officer
                           Facsimile: 713-350-6001

         with copies (which will not constitute notice for purposes of this Agreement) to:

                           Baker & Botts, L.L.P.
                           One Shell Plaza
                           Houston, Texas  77002-4995
                           Attn: Ted W. Paris, Esq.
                           Facsimile: 713-229-1522

                  (ii) if to the Company or any of the Stockholders, addressed to that Person as Paragraph 7 sets forth.

           Section    g.            Governing Law. This Agreement and the rights
                           and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the substantive laws of the State of New York without regard to the conflicts of law provisions thereof.

           Section    h.            Exercise of Rights and  Remedies.  Except as
                           otherwise provided herein, no delay or omission in the exercise of any right, power or remedy accruing to any party hereto as a result of any breach or default hereunder by any other party hereto will impair any such right, power or remedy, nor will it be construed, deemed or interpreted as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor will any waiver of any single breach or default be construed, deemed or interpreted as a waiver of any other breach or default hereunder occurring before or after that waiver.

           Section    i.            Time.   Time  is  of  the   essence  in  the
                           performance of this Agreement in all respects.

           Section    j.            Reformation   and   Severability.   If   any
                           provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as to most nearly retain

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                           the intent of the parties hereto as expressed herein,
                           and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby.

           Section    k.            Remedies  Cumulative.  No  right,  remedy or
                           election any term of this Agreement gives will be deemed exclusive, but each will be cumulative with all other rights, remedies and elections available at law or in equity.

           Section    l.            Release. Notwithstanding any other provision
                           of this Agreement and subject to the limitations the last sentence of this Section 10.12 sets forth, each Stockholder hereby unconditionally and irrevocably releases and forever discharges, effective as of and forever after the Effective Time, to the fullest extent permitted by applicable law, all past, present and future USC Indemnified Parties (including, after the Effective Time, each of the Company and the Company Subsidiaries which is a Subsidiary of USC immediately after the Effective Time) (collectively, the "Released Parties") from any and all debts, liabilities, obligations, claims, demands, actions or causes of action, suits, judgments or controversies of any kind whatsoever (collectively, "Pre-Acquisition Claims") against the Company and the Company Subsidiaries, if any, or any of them that arises out of or is based on any agreement or understanding or act or failure to act (including any act or failure to act that constitutes ordinary or gross negligence or reckless or willful, wanton
                           misconduct),       misrepresentation,       omission,
                           transaction, fact, event or other matter occurring prior to the Effective Time (whether based on any Governmental Requirement or right of action, at law or in equity or otherwise, foreseen or unforeseen, matured or unmatured, known or unknown, accrued or not accrued) (collectively, "Pre-Acquisition Matters"), including without limitation: (i) claims by the Stockholder with respect to repayment of loans or indebtedness (except for promissory notes taken by the Stockholder with respect to the payment of the 1998 Restricted Payment Amount or the 1999 Restricted Payment Amount); (ii) any rights, titles and interests in, to or under any agreements, arrangements or understandings to which the Stockholder is a party; and (iii) claims by the Stockholder

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


                           with respect to dividends, violation of preemptive rights, or payment of salaries or other compensation or in any way arising out of or in connection with the Stockholder's employment with the Company or any Company Subsidiary, the cessation of that employment, the Stockholder's status as an officer, director or stockholder of the Company or otherwise (but excluding any and all claims in respect of (A) accrued and unpaid amounts owing to the Stockholder pursuant to each Employment Agreement Schedule 2.27 lists to which the Stockholder is a party, (B) accrued and unpaid Cash Compensation owing to the Stockholder at the rates or in the amounts, as the case may be, set forth in the list Section 2.27 describes, (C) benefits accrued under each Company ERISA Benefit Plan or Other Compensation Plan, the existence of which Schedule 2.27 discloses and (D) amounts or other obligations owing to the Stockholder, directly or indirectly, pursuant to each Related Party Agreement, if any, which Schedule 2.12 discloses and to which the Stockholder, directly or indirectly, is a party). The Stockholder further agrees not to file or bring any Litigation before any Governmental Authority on the basis of or respecting any Pre-Acquisition Claim concerning any Pre-Acquisition Matter against any Released Party. Each Stockholder (i) acknowledges that he or she fully comprehends and understands all the terms of this Section 10.12 and their legal effects and (ii) expressly represents and warrants that (A) he or she is competent to effect the release made in this
                           Section 10.12 knowingly and voluntarily and without reliance on any statement or representation of any Released Party or its Representatives and (B) he or she had the opportunity to consult with an attorney of his or her choice regarding this Section 10.12. This Section 10.12 will not affect the rights of the Stockholders under this Agreement or any other Transaction Document.

           Section    m.            Respecting  the IPO. Each of the Company and
                           the Stockholders acknowledges and agrees that: (i) no firm commitment, binding agreement or promise or other assurance of any kind, whether express or implied, oral or written, exists at the date hereof that the Registration Statement will become effective or that the IPO will occur at a particular price or within a particular range of prices or occur at all;
                           (ii) neither USC or any of its Representatives nor any prospective underwriters in the IPO will have any liability

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


                           to the Company, the Stockholders or any of their respective Affiliates or associates for any failure of (A) the Registration Statement to become effective (provided, however, that USC will use its reasonable best efforts to cause the Registration Statement to become effective prior to the Termination Date) or
                           (B) the IPO to occur at a particular price or within a particular range of prices or to occur at all; and
                           (iii) the decision of Stockholders to enter into this Agreement, or to vote in favor of or consent to the Merger, has been or will be made independent of, and without reliance on, any statements, opinions or other communications of, or due diligence investigations that have been or will be made or performed by, any prospective underwriter relative to USC or the IPO. The Underwriter will have no obligation to any of the Company and the Stockholders with respect to any disclosure contained in the Registration Statement. Each Stockholder further agrees to execute and deliver to the investment banking firm acting as the lead managing underwriter for the IPO (if requested by that firm) a customary lockup agreement pursuant to which that Stockholder will agree not to sell, transfer or otherwise dispose of any shares of USC Common Stock during a period of time, not to exceed 180 days, following the date of the Final Prospectus.

           Section    n.            Restrictions   on  Transfer  of  USC  Common
                           Stock. (a) During the one-year period ending on the first anniversary of the Closing Date (the "Restricted Period"), no Stockholder voluntarily will: (i) sell, assign, exchange, transfer, encumber, pledge, distribute, appoint or otherwise dispose of
                           (A) any shares of USC Common Stock received by any Stockholder in the Merger or (B) any interest in (including any option to buy or sell) any of those shares of USC Common Stock, in whole or in part, and USC will have no obligation to, and will not, treat any such attempted transfer as effective for any purpose; or (ii) engage in any transaction, whether or not with respect to any shares of USC Common Stock or any interest therein, the intent or effect of which is to reduce the risk of owning the shares of USC Common Stock acquired pursuant to Paragraph 2
                           (including, for example engaging in put, call, short-sale, straddle or similar market transactions); provided, however, that this Section 10.14 will not restrict any transfer of USC Common Stock acquired by a Stockholder pursuant to Paragraph 2 to any of that Stockholder's Related Persons who agree in

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


                           writing  to be bound  by the  provisions  of  Section
                           10.01 and this Section 10.14. The certificates evidencing the USC Common Stock delivered to each Stockholder pursuant to Paragraph 2 will bear a legend substantially in the form set forth below and containing such other information as USC may deem necessary or appropriate:

         Except pursuant to the terms of the Agreement and Plan of Reorganization among the issuer, the holder of this certificate and the other parties thereto, the shares represented by this certificate may not be voluntarily sold, assigned, exchanged, transferred, encumbered, pledged, distributed, appointed or otherwise disposed of, and the issuer will not be required to give effect to any attempted voluntary sale, assignment, exchange, transfer, encumbrance, pledge, distribution, appointment or other disposition of any of those shares, during the one-year period ending on ____________, 2000 [date that is the first anniversary of the IPO Closing Date]. On the written request of the holder of this certificate, the issuer agrees to remove this restrictive legend (and any stop order placed with the transfer agent) after the expiration of the periods specified above.

                  (b) Each Stockholder, severally and not jointly with any other Person, (i) acknowledges that the shares of USC Common Stock to be delivered to that Stockholder pursuant to Paragraph 2 (A) have not been and, except pursuant to the Registration Rights Agreement, if applicable, will not be registered under the Securities Act and therefore may not be resold by that Stockholder without compliance with the Securities Act and (B) will, as a result of the restrictions on their transferability which this Agreement imposes during the Restricted Period, have a value materially less on the IPO Closing Date than would be the value of freely tradable shares of USC Common Stock and (ii) covenants that none of the shares of USC Common Stock issued to that Stockholder pursuant to Paragraph 2 will be offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of except after full compliance with all the applicable provisions of the Securities Act and the rules and regulations of the SEC and applicable state securities laws and regulations. All certificates evidencing shares of USC Common Stock issued pursuant to Paragraph 2 will bear the following legend in addition to the legend Section 10.14(a) prescribes:

         The shares represented hereby have not been registered under the Securities Act of 1933 and may only be sold or otherwise transferred if the holder hereof complies with that law and other applicable securities laws.

In addition, certificates evidencing shares of USC Common Stock issued pursuant to Paragraph 2 to each Stockholder will bear any legend required by the securities or blue sky laws of the state in which that Stockholder resides.

           Section    o.            Subdivisions  and   Recombinations   of  USC
                           Common Stock. Upon the occurrence of an event prior to the IPO

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


                           Closing Date by which (i) the USC Common Stock is subdivided into a greater number of shares or (ii) combined into a smaller number of shares prior to the IPO Closing Date, the number of shares set forth in
                           Schedule 2(D) shall be adjusted by either (a) increasing the number of shares set forth on Schedule 2(D) in proportion to the subdivision of the shares or (b) decreasing the number of shares set forth on
                           Schedule 2(D) in proportion to any combination of such shares.


                                   ARTICLE 11.

                                   TERMINATION

           Section    a.            Termination  of  This  Agreement.  (a)  This
                           Agreement may be terminated at any time prior to the Closing solely:

                  (i) by the mutual written consent of USC and the Company;

                  (ii) by the Stockholders or the Company, on the one hand, or by USC, on the other hand, if the transactions contemplated by this Agreement to take place at the Closing shall not have been consummated by the Termination Date, unless the failure of such transactions to be consummated results from the willful failure of the party (or in the case of the Stockholders and the Company, any of them) seeking to terminate this Agreement to perform or adhere to any agreement required hereby to be performed or adhered to by it prior to or at the Closing or thereafter on the IPO Closing Date;

                  (iii) by the Stockholders or the Company, on the one hand, or by USC, on the other hand, if a material breach or default is made by the other party (or in the case of the Stockholders and the Company, any of them) in the observance or in the due and timely performance of any of the covenants, agreements or conditions contained herein;

                  (iv) by USC if Section 4.07 entitles it to do so; or

                  (v) by the Stockholders or the Company if any Other Agreement with an Other Founding Company whose revenues for the year ended December 31, 1998 exceeded 20% of the pro forma combined revenues of all the Founding Companies for the year ended December 31, 1998, in each case as the Private Placement Memorandum reflects, has been terminated pursuant to its terms.

                  (b) This Agreement may be terminated after the Closing solely:

                  (i) by USC or the Company if the Underwriting Agreement is terminated pursuant to its terms after the Closing and prior to the consummation of the IPO (in the event

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


         of any such termination, USC will provide the Company and the Stockholders with prompt notice thereof); or

                  (ii) automatically and without action on the part of any party hereto if the IPO is not consummated within 15 New York City business days after the Closing Date.

           Section    b.            Liabilities in the Event of Termination.  If
                           this Agreement is terminated pursuant to Section 11.01, there shall be no liability or obligation on the part of any party hereto except (i) as Section
                           10.05 provides and (ii) to the extent that such liability is based on the breach by that party of any of its representations, warranties or covenants set forth in this Agreement.

                                    EXHIBIT B

                     AGREEMENT WITH RESPECT TO GROUP FILING
                     PURSUANT TO REGULATION 240.13d-1(k)(1)

         THIS AGREEMENT is made as of this 3RD day of September, 1999, by and among the undersigned parties.

         WHEREAS, pursuant to Rules 13d-1 and 13d-2 of the Securities and Exchange Commission (the "SEC"), under the Securities Exchange Act of 1934, as amended (the "Act"), each of the undersigned parties is obligated to file with the SEC, and from time to time to file with the SEC amendments to, a Schedule 13D relating to shares of the Common Stock, par value of $.001 per share of U.S. Concrete, Inc., a Delaware corporation.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:

         The parties, from time to time, will file one statement containing the information required by Schedule 13D on behalf of each of them in satisfaction of the obligation of each of them under Rules 13d-1 and 13d-2 of the SEC. Each party is responsible for the completeness and accuracy of only that information relating to him or her or its respective executive officers and directors and controlling persons, and is not responsible for the completeness or accuracy or any information concerning any other party. The execution of any statement by each party shall constitute a representation by such party that it neither knows nor has reason to believe that any information concerning any other party contained in such statement is inaccurate at the time of such execution.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have signed this Agreement or caused this Agreement to be executed by its duly authorized officers as of the date first above written.


                                                THOMAS AND MAUREEN ALBANESE
                                                REVOCABLE TRUST AGREEMENT DATED
                                                JANUARY 27, 1981, AS AMENDED


/s/ Thomas J. Albanese                          /s/ Thomas J. Albanese
----------------------------                    --------------------------------
Thomas J. Albanese                              By:  Thomas J. Albanese
                                                Its:  Co-Trustee

/s/ Maureen H. Albanese                         /s/ Maureen H. Albanese
----------------------------                    --------------------------------
Maureen H. Albanese                             By:  Maureen H. Albanese
                                                Its:  Co-Trustee

                                       110